 Exhibit 99.1

The
Toronto-Dominion
Bank
Notice of 2025 annual meeting of common shareholders
and management proxy circular
Annual meeting April 10, 2025

The Toronto-Dominion Bank
Notice of Annual Meeting of Common Shareholders
WHEN
Thursday, April 10, 2025
9:30 a.m. (Eastern)
WHERE
In person:	Webcast:
The Design Exchange, TD Centre, 234 Bay Street, Toronto, Ontario	https://meetings.lumiconnect.com/400-626-742-975 password: td2025 (case sensitive)
Please visit www.td.com/annual-meeting/2025 prior to the meeting for the most up to date information about the meeting.
BUSINESS OF THE MEETING
At the meeting, shareholders will be asked to:
1.
Receive the financial statements for the year ended October 31, 2024, and the auditor’s report on the statements

2.
Elect directors

3.
Appoint the auditor

4.
Consider an advisory resolution on the approach to executive compensation disclosed in the management proxy circular

5.
Consider the shareholder proposals set out on pages 87 to 101 of the management proxy circular

6.
Consider any other business which may properly come before the meeting

You can read about each item of business beginning on page 10 of the management proxy circular.
Holders of common shares on February 10, 2025 are eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act (Canada) (the “Bank Act”) restrictions. There were 1,752,240,674 common shares of The Toronto-Dominion Bank outstanding on February 10, 2025.
As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Superintendent of Financial Institutions, the bank is using notice-and-access to deliver the management proxy circular to its registered and non-registered (beneficial) shareholders. This means that the management proxy circular is being posted online for you to access rather than being mailed. The management proxy circular is available at www.meetingdocuments.com/tsxt/td/, on the bank’s website at www.td.com, and on SEDAR+ at www.sedarplus.ca. If you prefer to have a paper copy, you can request one from the bank’s transfer agent in the manner described on page 8 of the management proxy circular.

Your vote is important. Whether you plan to attend the meeting or are unable to do so, we encourage you to vote your shares in advance. To ensure your vote is counted, proxies must be received by the bank’s transfer agent or corporate secretary at least 48 hours prior to the meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 2 of the management proxy circular.

By order of the Board of Directors
Antonietta Di Girolamo
Corporate Secretary
Toronto, Ontario, Canada
February 10, 2025

Alan MacGibbon
Board Chair
TD Bank Group

Dear Fellow Shareholders,

I look forward to welcoming you, either in person or virtually, to The Toronto-Dominion Bank's ("TD" or the "bank") 169th annual meeting of common shareholders scheduled for April 10, 2025.

At the meeting, I will be joined by Raymond Chun, TD's new Group President and Chief Executive Officer. Ray is a dynamic leader with a long track record of success across multiple leadership roles. He is known for his ability to drive change, deliver outcomes, and build strong, high-performing teams – strengths that will serve him well as he guides TD into the future.

There is no doubt that 2024 was a challenging year for TD. The gravity of TD's U.S. anti-money laundering ("AML") failures, the associated costs, and the limitations imposed on the U.S. retail business had and will continue to have a significant impact on the bank.

Enhancing our AML program, strengthening its oversight to meet our regulatory obligations, and implementing a refreshed strategy are top priorities for management, our new CEO, and the board of directors (the "board"). TD has mobilized the required resources and technology, work is well underway, and we are committed to building our future on a stronger foundation.

Accountability, CEO Transition and Board Renewal

As you will see in this circular, the board has taken action in response to the AML failures to drive accountability for outcomes, strengthen trust, enhance governance, and bring new perspectives and talent to the board through renewal.

- We held leaders accountable for the negative outcomes and reduced the variable compensation of 41 former and current executives by $30 million in 2023 and 2024.
- Bharat Masrani, as CEO during the relevant period, received no cash incentive award or equity compensation for 2024 – an 89% year-over-year reduction, from $13,271,000 in 2023 to $1,500,000 in 2024. This is in addition to the $1,000,000 reduction made in 2023.
- All other members of the Senior Executive Team ("SET") saw 2024 variable compensation reductions of at least 25%, to reflect the seriousness of the AML matter and the bank's performance in 2024.
- We accelerated the CEO transition from April 10 to February 1, nearly three months ahead of schedule.
- We enhanced our board term limit policy by reducing the discretionary term extension from five years to two years after an initial 10-year term.
- Five directors are retiring from the board and will not seek re-election at the meeting: Amy Brinkley, Colleen Goggins, and Karen Maidment have reached the new term limit. Claude Mongeau and Brian Ferguson have elected not to seek an extension.
- We are pleased to have identified five new directors to join our board. Four of these individuals are being presented for election by our shareholders at the meeting. The fifth, Frank Pearn, is not being presented as a nominee for election at the meeting.

As a result of personal circumstances which arose following the bank's announcement on January 17, 2025, Mr. Pearn is now expected to be appointed to the board on August 25, 2025. We look forward to welcoming him to the board at that time. These individuals are highly qualified leaders who will bring new skills and perspectives to the board, and have deep experience across global banking, governance, regulatory compliance, and risk management. We are pleased to have attracted leaders with such strong and diverse skills to TD's board.

- We have created a new Remediation Committee of the board to oversee our risk and compliance remediation efforts.
- Upon the election of the new directors, we will appoint new chairs for four of the board's five committees and reconstitute all committees with the right mix of tenured experience and new perspectives.
- Work is underway by the Corporate Governance Committee to identify a new Board Chair and I will retire as Chair and as a director by December 31, 2025. Until then, I will provide continuity and stability through a period of change.

Taken together, these are significant actions that deliver accountability and equip the bank with the skills and experience required to lead the bank into the next chapter.

I want to acknowledge and thank our outgoing directors for their years of dedication and service to shareholders.

Shareholder Engagement

We continue to engage with our shareholders to gain valuable feedback and foster meaningful dialogue. In 2024, there were over 50 director engagement sessions with stakeholders, including approximately 30 institutional investors. Our directors and executives are continuing active engagement with our shareholders in 2025. We look forward to presenting a refreshed bank strategy at an Investor Day to be held in the second half of 2025.

Voting Your Shares

I encourage you to read this management proxy circular and vote your shares, regardless of whether you plan to attend the meeting, either virtually or in person.

Instructions on the ways you can exercise your voting rights are found starting on page 2 of this circular and also in the form of proxy or voting instruction form accompanying this circular.

TD remains a strong, well-capitalized institution, with deep customer relationships, a leading brand, and strong businesses. We will continue to work hard, every day, to meet our commitments and earn your trust.

Sincerely,

Alan N. MacGibbon
Board Chair

TD is committed to communicating effectively and responsively with shareholders, other interested parties and the public. TD offers shareholders several ways to communicate directly with the independent directors through the Board Chair, including by email c/o TD Shareholder Relations at **tdshinfo@td.com**. Emails from shareholders expressing an interest in communicating directly with the independent directors will be provided to the Board Chair.

Highlights at a Glance

Accelerated CEO Transition to Focus on the Future

Refer to **Human Resources Committee Letter to Shareholders** starting at page 35

- ✓ Raymond Chun appointed new Group President & Chief Executive Officer TD Bank Group on February 1, 2025, nearly three months ahead of schedule.
- ✓ Mr. Chun brings a track record of driving transformation, operational excellence, and customer-centric innovation.
- ✓ Mr. Chun has launched a strategic review of TD's business, operations and investments.
- ✓ Bharat Masrani retired as CEO and from the board.

Governance Enhancements to Strengthen Oversight and Compliance

Refer to **Schedule A – Corporate Governance Policies and Practices** starting at page 104

- ✓ Comprehensive review of the corporate and subsidiary governance program, with amendments to board and committee charters, and policies and practices that enable effective board oversight.
- ✓ Implemented guidelines to increase director capacity to focus on committee work.
- ✓ Reduced the maximum term of directors to enable renewal at a faster cadence while preserving necessary experience for effective oversight.
- ✓ Established a dedicated remediation committee to oversee AML resolution commitments.
- ✓ Focused attention on subsidiary governance with new U.S. directors onboarded, new board committees established and refreshment of U.S. governance program requirements.

Comprehensive Actions to Support AML Remediation

Refer to **Report of the Board of Directors** starting at page 124

- ✓ Renewed and expanded AML oversight at the executive level, strengthening resources to implement monitoring and remediation across the organization.
- ✓ Appointed new AML executives to lead the AML program and remediation.
- ✓ Dozens of new colleagues onboarded with relevant expertise.
- ✓ Formal Monitorship in place to ensure adherence to consent order and plea agreement requirements.
- ✓ Steady progress on remediation through investments in technology, talent, processes, and more.
- ✓ Balance sheet adjustments and tightly monitored approval processes for new banking products, services, and initiatives to mitigate AML risks while serving over 10 million U.S. customers.
- ✓ Enhanced front line training in Canada & the U.S.

Board Renewal to Provide Fresh Perspectives and Stronger Oversight (Based on proposed director nominees)

Refer to **Director Nominees** starting at page 13

- ✓ 5 long tenured directors retiring (33% of current board).
- ✓ 5 new directors with expertise in global banking, governance, risk management and regulatory compliance have been identified to join the board, four of which will stand for election and a fifth to be appointed on or about August 25, 2025.
- ✓ Transition to new Board Chair by December 31, 2025, ensuring continuity and support through the board renewal and CEO transition.
- ✓ New chairs for 4 of 5 board committees.
- ✓ 5 board standing committees, all being refreshed with new members, including new directors.

Executive Accountability through Compensation Actions

Refer to **Human Resources Committee Letter – AML Considerations** starting at page 36

- ✓ $30 million in compensation reductions for 41 former and current executives in 2023 and 2024, including those with responsibility for front line operations, control functions, and internal audit, as well as the former CEO and the SET.
- ✓ Former CEO, Mr. Bharat Masrani, received no cash or equity incentive award for fiscal 2024, a total compensation reduction of 89% from 2023.
- ✓ For the remaining SET, 2024 variable compensation was reduced by at least 25%.
- ✓ New leadership was appointed for the global and U.S. AML teams.

Robust Stakeholder Engagement to Align on Strategic Priorities

Refer to **Report of the Board of Directors** starting at page 124

- ✓ Over 50 director engagement sessions with stakeholders in 2024, including approximately 30 institutional investors.
- ✓ Director and executive engagement with investors continuing in 2025.
- ✓ Refreshed bank strategy to be presented at Investor Day in second half of 2025.

New leadership, a refreshed board, and an unwavering commitment to compliance, governance, and delivering value.

MANAGEMENT PROXY CIRCULAR
What’s Inside

All information in this management proxy circular (the “circular”) is as of February 6, 2025, and all dollar amounts are in Canadian dollars, unless otherwise stated. In this circular, the “bank” and “TD” refer to The Toronto-Dominion Bank, “you” and “your” refer to holders of the bank’s common shares, and common shares and shares refer to the bank’s common shares.

For further information about TD’s annual general meeting of shareholders being held on April 10, 2025 (and any adjournment or postponement thereof) and the board of directors’ recommendations on the matters to be voted on at the meeting, and related information, visit the bank’s website at www.td.com/annual-meeting/2025. If you have any questions or require voting assistance, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com.

Financial information about the bank is found in its comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2024 (MD&A). Financial information and additional information about the bank are available on the bank’s website (www.td.com), SEDAR+ (www.sedarplus.ca), and on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov), or can be obtained free of charge on request from TD Shareholder Relations using the contact information on page 140 of this circular.
Please read our “Caution Regarding Forward-Looking Statements” beginning on page 141 of this circular.
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ACCESSING THE MEETING VIRTUALLY
Registered shareholders and non-registered (beneficial) shareholders who do not attend the meeting in person may, acting directly or through their duly-appointed proxyholders, participate, ask questions, and vote “in real time” at the meeting through the below-referenced webcast by following the procedures set out below under the heading “Voting Information”. You may also simply watch the live virtual meeting via the webcast as a guest:
•
Live Webcast: https://meetings.lumiconnect.com/400-626-742-975

•
Password: td2025 (case sensitive)

Additional details for the webcast and meeting can be found here: www.td.com/annual-meeting/2025.
For information on how to vote your shares, please see the “Voting Information” section of this circular.
VOTING INFORMATION
PROXY SOLICITATION
This circular is provided in connection with management’s solicitation of proxies for the annual meeting of common shareholders of the bank scheduled to be held on April 10, 2025, including any adjournment or postponement thereof (the “meeting”), to be held at the time and place and for the purposes listed in the notice of annual meeting accompanying this circular. The bank is soliciting proxies primarily by mail, and you may also be contacted via email, by telephone, in writing or in person by directors, officers, employees and agents of the bank. The bank has retained Laurel Hill Advisory Group to assist with this process, at a cost of $85,000 plus reimbursement of reasonable out of pocket expenses. The bank pays the costs associated with soliciting proxies.
A non-registered (beneficial) holder may fall into two categories — those who object to their identity being made known to the issuers of the securities which they own (“Objecting Beneficial Owners”) and those who do not object to their identity being made known to the issuers of the securities which they own (“Non-Objecting Beneficial Owners”). The bank has elected to send copies of the meeting materials indirectly through intermediaries for onward distribution to Non-Objecting Beneficial Owners and Objecting Beneficial Owners. The bank also intends to pay the fees and costs of intermediaries and agents for their services in delivering the meeting materials to Non-Objecting Beneficial Owners and Objecting Beneficial Owners.
WHO CAN VOTE
On February 10, 2025, the date for determining which shareholders are entitled to vote at the meeting, there were 1,752,240,674 common shares that were eligible to vote on each of the matters to be voted on at the meeting, subject to applicable Bank Act restrictions. Shares cannot be voted if they are beneficially held by:
•
the Government of Canada or any of its agencies

•
the government of a province of Canada or any of its agencies

•
the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•
any person or entity who has acquired more than 10% of the common shares without approval in accordance with Bank Act provisions

In addition, no person or entity may cast votes in respect of any shares beneficially owned by the person, or by any entity controlled by that person, that represent, in the aggregate, more than 20% of the eligible votes.
Management and the board are not aware of any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the common shares.
HOW MANY VOTES DO YOU GET
You are entitled to one vote for each common share registered in your name or beneficially owned by you on February 10, 2025, subject to the restrictions described above.
HOW TO VOTE
How you vote depends on whether you are a non-registered (beneficial) or registered shareholder. Most of the bank’s shareholders are “beneficial owners” who are non-registered shareholders.
IF YOU ARE A REGISTERED SHAREHOLDER
Your name appears on your common share certificate or you hold your common shares through the Direct Registration System (DRS) in the United States.
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You have received a form of proxy from our Canadian transfer agent (TSX Trust Company) or from our U.S. transfer agent (Computershare).
How to vote in advance of the meeting
To vote in advance of the meeting, you must follow the instructions on the form of proxy you received and return it using one of the following methods. Whether you are voting by internet, by email or by mail, to be valid, your voting instructions must be received by our transfer agent by 9:30 a.m. (Eastern) on April 8, 2025, the proxy deposit date, or, in the case of an adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed meeting.
By internet:
•
If you hold a share certificate, go to the website www.meeting-vote.com and vote using the control number located on your form of proxy.

•
If you hold your shares via the DRS, go to the website www.investorvote.com/TDM and vote using the control number located on your form of proxy.

By email:
•
If you hold a share certificate, send a scan (both sides of the form) of the duly completed, signed and dated form to proxyvote@tmx.com.

•
If you hold your shares via the DRS, email voting is not available.

By mail:
•
If you hold a share certificate or hold your shares via DRS, using the envelope provided, send the duly completed, signed and dated (on the back) form of proxy by mail.

By phone:
•
If you hold a share certificate, call 1-800-387-0825 (in Canada and U.S. only) or 416-682-3860 and vote using your control number located on your form of proxy.

•
If you hold your shares via the DRS, call 1-800-652-VOTE (8683) (in Canada and U.S. only) and vote using your control number located on your form of proxy.

How to vote in person at the meeting
Even if you plan on attending the meeting, you are encouraged to vote in advance in the event you can no longer attend. You may still recast your vote at the meeting. Please register at the registration desk when you arrive at the meeting.
How to vote via the internet during the meeting
Even if you plan to attend the meeting virtually, you are encouraged to vote in advance in the event you are no longer able to attend. You may still recast your vote via internet by following the instructions below.
You must follow these instructions on the day of the meeting. The bank recommends that you begin at least 15 minutes in advance of the meeting:
1.
Visit https://meetings.lumiconnect.com/400-626-742-975.

2.
Select “I have a login”.

3.
Enter the 13-digit control number (found on the form of proxy) and the password “td2025” (case sensitive).

4.
Once you are logged in, the voting tab will appear when the vote is open.

5.
Then follow the instructions to vote when prompted.

How to change your vote
If you voted in advance of the meeting and you wish to change your voting instructions, you may recast your voting instructions using any of the methods listed above.
If you wish to revoke your voting instructions altogether, you may revoke it by delivering written notification to the bank’s Corporate Secretary in any of the ways indicated on the form of proxy not later than 9:30 a.m. (Eastern) on April 8, 2025, or, in the case of an adjournment or postponement of the meeting, not less than
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   3

48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed meeting, or by attending in person before the start of the meeting or in any other way permitted by law. Your written notification must state clearly that you wish to revoke the proxy.
IF YOU ARE A NON-REGISTERED (BENEFICIAL) SHAREHOLDER
Your common shares are held in the name of an intermediary, such as a bank, trust company, securities broker or trustee, and therefore you do not have the shares registered in your own name.
You have received a voting instruction form from your intermediary.
How to vote in advance of the meeting
Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on April 7, 2025, one business day before the proxy deposit date, which is April 8, 2025 or, in the case of an adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed meeting. Refer to the instructions on your voting instruction form. You must follow the instructions on the voting instruction form you received and return it using one of the following methods:
By internet:
Go to the website www.proxyvote.com and vote using the unique 16-digit control number located on your voting instruction form.
By mail:
Using the envelope provided, send the duly completed, signed and dated (on the back) voting instruction form by mail.
By phone:
For shareholders in Canada, call 1-800-474-7493 (for service in English) or 1-800-474-7501 (for service in French). For shareholders in the U.S., call: 1-800-454-8683. You will need your 16-digit control number located on the voting instruction form.
Additionally, the bank may utilize Broadridge Financial Solutions’ Quickvote™ service where the bank’s proxy solicitation agent, Laurel Hill Advisory Group, may reach out to eligible non-registered shareholders to take their votes directly over the phone.
How to vote in person at the meeting
Step 1: To register as your proxyholder, either:
a)
on the voting instruction form that you received, insert your name in the space provided or mark the appropriate box to appoint yourself as the proxyholder, sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise indicated by your intermediary; or

b)
if your intermediary makes this option available, go to www.proxyvote.com and enter the 16-digit control number listed on the voting instruction form that you received, and insert your name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote in person at the meeting.

Step 2: Register at the registration desk when you arrive at the meeting. You will then be able to vote in person when prompted at the meeting.
How to vote via the internet during the meeting
If you wish to exercise your voting rights virtually during the meeting, you will need to appoint yourself as proxyholder and register by following these instructions.
Step 1: To register as your proxyholder, either:
a)
on the voting instruction form that you received, insert your name in the space provided or mark the appropriate box to appoint yourself as the proxyholder, sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise indicated by your intermediary; or

4   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

b)
if your intermediary makes this option available, go to www.proxyvote.com and enter the 16-digit control number listed on the voting instruction form that you received, and insert your name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for you to vote.

Your intermediary must receive your instructions by 9:30 a.m. (Eastern) on April 7, 2025, one business day before the proxy deposit date, which is April 8, 2025 or, in the case of an adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed meeting. Refer to the instructions on your voting instruction form for more details.
Step 2: Contact TSX Trust Company at https://www.tsxtrust.com/control-number-request or call 1-866-751-6315 or 416-682-3860 no later than 3:00 p.m. (Eastern) on April 8, 2025, to obtain a control number, which you will need in order to vote via the Internet during the meeting.
Step 3: Once you have registered as a proxyholder (Step 1 above) and obtained a control number from TSX Trust Company (Step 2 above), you must follow these instructions on the day of the meeting. The bank recommends that you begin at least 15 minutes in advance of the meeting:
1.
Visit https://meetings.lumiconnect.com/400-626-742-975.

2.
Select “I have a login”. Click on the webcast link.

3.
Enter the 13-digit control number (obtained from TSX Trust Company per Step 2 above) and the password “td2025” (case sensitive).

4.
Once you are logged in, the voting tab will appear when the vote is open.

5.
Then follow the instructions to vote when prompted.

How to change your vote
You can vote again using one of the methods listed above provided the votes are received by the transfer agent before the deadline. If you wish to revoke your voting instructions altogether, please contact your intermediary for instructions on how to revoke your voting instructions.
Proxy cut-off deadline
Your proxy and voting instructions must be received by our transfer agent by 9:30 a.m. (Eastern) on April 8, 2025 or, in the case of an adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed meeting. The chair of the meeting reserves the right to accept late proxies and to waive the proxy-cut-off deadline, with or without notice, but the bank is under no obligation to accept or reject any particular late proxy or voting instructions.
Non-registered holders must ensure their proxy or voting instructions are received by their intermediary at least 24 hours before the above proxy cut-off deadline to ensure their proxy or voting instructions are received by the above proxy cut-off deadline.

For further information about TD’s annual general meeting of shareholders being held on April 10, 2025 (and any adjournment or postponement thereof) and the board of directors’ recommendations on the matters to be voted on at the meeting, and related information, visit the bank’s website at www.td.com/annual-meeting/2025. If you have any questions or require voting assistance, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com.
Caution regarding live voting at the virtual webcast meeting
Once you log into the virtual meeting and accept the terms and conditions, if you proceed to vote during the meeting on one or more of the matters submitted for a vote at the meeting, you will be agreeing to revoke all previously submitted proxies for the meeting in respect of such matter or matters. You must ensure you are connected to the internet at all times during the meeting in order to vote when polling has commenced on the resolutions put before the meeting.
Attending virtually as a guest
Guests can log into the webcast portal to view the virtual meeting, but are not able to vote at, nor participate or ask questions during, the meeting.
To log in as a guest, the bank recommends you begin the following at least 15 minutes in advance of the meeting:
1.
Visit https://meetings.lumiconnect.com/400-626-742-975.

2.
Select “I am a guest” and fill in the form.

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APPOINTING A DIFFERENT PROXYHOLDER
You can appoint a different proxyholder to attend the annual meeting virtually or in person, if you are a registered shareholder or non-registered (beneficial) shareholder.
The persons named as proxyholders in the form of proxy or voting instruction form are directors and/or officers of the bank. If you wish to appoint a different person to represent you at the meeting, you may do so in one of the following ways. Proxies must be received by TSX Trust Company or the bank’s corporate secretary by 9:30 a.m. (Eastern) on April 8, 2025 or, in the case of an adjournment or postponement of the meeting, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time fixed for the adjourned or postponed meeting. Contact information for the bank’s transfer agent is provided on page 140 of this circular. Contact information for the corporate secretary is set out under the heading “Shareholder Proposals” on page 12 of this circular.
In Person Attendees
You will need to appoint your designee as proxyholder and register by following these instructions.
Beneficial Owners (Canada only)	Beneficial Owners (U.S. only)	Registered Shareholders

Insert the person’s name in the blank space provided in the voting instruction form provided by your intermediary.
Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.
Please ensure your proxyholder registers at the registration desk upon arrival at the meeting.

Check the appropriate box on the voting instruction form provided by your intermediary, thereby requesting a legal proxy to be sent to you.
Follow the voting procedures provided by your intermediary and return the voting instructions in a manner permitted by your intermediary.
In the legal proxy that is sent to you, appoint a designee to attend the meeting and vote your shares in person.
Please ensure your proxyholder registers at the registration desk upon arrival at the meeting.

Insert the person’s name in the blank space provided in the form of proxy or complete another legal form of proxy.
Deliver the proxy in the envelope provided or as otherwise indicated on the form of proxy.
Please ensure your proxyholder registers at the registration desk upon arrival at the meeting.

Virtual Attendees
You will need to appoint your designee as proxyholder and register by following these instructions.
Beneficial Shareholders (Canada only)	Beneficial Shareholders (U.S. only)	Registered Shareholders

Step 1: Either:
(a) insert your designee’s name as proxyholder in the space provided for this purpose on the voting instruction form that you received; sign and date the form (do not complete the voting section) and return it in the envelope provided or as otherwise indicated by your intermediary; or
(b) if your intermediary makes this option available, go to www.proxyvote.com and enter the 16-digit the control number listed on the voting instruction form that you received, and insert your designee’s name in the “Change Appointee” section on the voting site. In some cases, your intermediary may send you additional documentation that must also be completed in order for your designee to vote.

Step 1: Check the appropriate box on the voting instruction form provided by your intermediary and return the voting instruction form in a manner permitted by your intermediary, thereby requesting a legal proxy to be sent to you.
Please follow your intermediary’s instructions and deadline to obtain a legal proxy.
Once the legal proxy is obtained from your intermediary, please forward the document to TSX Trust Company no later than 9:30 a.m. (Eastern) on April 7, 2025.

Step 1: Appoint your proxyholder by entering their name in the space provided for this purpose on the form of proxy that you received, and return the form of proxy by 9:30 a.m. (Eastern) on April 7, 2025 using one of the methods mentioned above under “To vote in advance of the meeting”.

Step 2: Your proxyholder must contact TSX Trust Company at https://www.tsxtrust.com/control-number-request or by calling 1-866-751-6315 or 416-682-3860 by 3:00 p.m. (Eastern) on April 8, 2025 to obtain a control number to attend the meeting.
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Beneficial Shareholders (Canada only)	Beneficial Shareholders (U.S. only)	Registered Shareholders

Step 3: Once you have registered your designee as proxyholder and your proxyholder has obtained a control number from TSX Trust Company, your proxyholder must follow these instructions on the day of the meeting. The bank recommends that your proxyholder begin at least 15 minutes in advance of the meeting:
1.
Visit https://meetings.lumiconnect.com/400-626-742-975.

2.
Select “I have a login”.

3.
Enter the 13-digit control number (obtained from TSX Trust Company per Step 2 above) and the password “td2025” (case sensitive).

4.
Once logged in, the voting tab will appear when the vote is open.

5.
Then follow the instructions to vote when prompted.

HOW YOUR PROXY WILL BE VOTED
If you are eligible to vote and you have properly given voting instructions in your proxy form or voting instruction form, the proxyholder will be required to vote your common shares in accordance with your instructions. If you have not given voting instructions in your proxy form or voting instruction form, your proxyholder will decide how to vote. For the election of directors and the appointment of the auditor, you may vote FOR or WITHHOLD; for the advisory vote on the approach to executive compensation, you may vote FOR or AGAINST; and for each of the shareholder proposals, you may vote FOR, AGAINST or ABSTAIN. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.
If you appoint the persons designated in the form of proxy or voting instruction form as the proxyholder, then, unless otherwise specified, your shares will be voted at the meeting as follows:
FOR the election of each director nominee set out under the heading “Director Nominees”;
FOR the appointment of Ernst & Young LLP as auditor;
FOR the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular; and
AGAINST each shareholder proposal set out on pages 87 to 101.
ASKING QUESTIONS AT THE MEETING
As this is a shareholders’ meeting, only registered shareholders and duly appointed proxyholders may ask questions during the meeting and the question and answer session. The board and senior management will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed following the end of the meeting during the question and answer session.
Registered shareholders and proxyholders attending the meeting online can submit questions at any time during the meeting. It is recommended that shareholders and proxyholders attending the meeting online submit their questions as soon as possible during the meeting so they can be addressed at the appropriate time.
Registered shareholders and proxyholders attending the meeting in person will be able to ask questions during the meeting.
Questions may also be submitted in advance of the meeting via email c/o TD Shareholder Relations at tdshinfo@td.com. Questions submitted in advance must be received by 9:30 a.m. (Eastern) on April 8, 2025 to be included in the meeting.
Questions dealing with similar topics or issues may be grouped, summarized and addressed with one response.
More information, including the rules of procedure and instructions for submitting questions online, will be made available at www.td.com/annual-meeting/2025 in advance of the meeting.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   7

ADDITIONAL INFORMATION

For further information about TD’s annual general meeting of shareholders being held on April 10, 2025 (and any adjournment or postponement thereof) and the board of directors’ recommendations on the matters to be voted on at the meeting, and related information, visit the bank’s website at www.td.com/annual-meeting/2025.

For additional information regarding how to vote, attending the meeting online (including technical and logistical issues related to accessing the meeting online) or other general proxy matters, please call the bank’s Canadian transfer agent, TSX Trust Company, at 1-800-387-0825 (Canada and the United States) or 416-682-3860 (other countries). Alternatively, shareholders may contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 outside North America) or by email at assistance@laurelhill.com.
SHAREHOLDER APPROVAL
A simple majority of the votes cast, in person, online or by proxy, will constitute approval of each matter specified in this circular.
AMENDMENTS TO MATTERS RAISED OR NEW MATTERS BROUGHT BEFORE THE MEETING
The form of proxy or voting instruction form gives authority to the persons named on it to use their discretion in voting on amendments or variations to matters identified in this circular, or other matters that may properly come before the meeting. As of the time of printing of this circular, management is not aware of any amendment, variation or other matter expected to come before the meeting. If other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in such manner as the proxyholder considers proper in their discretion.
VOTING CONFIDENTIALITY
To keep your vote confidential, proxies are counted and tabulated by TSX Trust Company. Proxies are only submitted to the bank when legally necessary or when a shareholder clearly intends to communicate comments to management or the board. Shareholders wishing to maintain complete confidentiality of their holdings and their voting may register their common shares in the name of a nominee.
VOTING RESULTS
Voting results of the meeting will be available shortly after the meeting on the bank’s website (www.td.com/annual-meeting/2025), at www.sedarplus.ca and www.sec.gov.
DELIVERY OF MEETING MATERIALS
Notice-and-Access
As permitted by the Canadian Securities Administrators and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions, the bank is using notice-and-access to deliver its circular to registered and non-registered shareholders. The bank is also using notice-and-access to deliver its annual report to its non-registered (beneficial) shareholders.
This means that, instead of receiving a paper copy of the meeting materials, you will receive a notice explaining how to access these materials online. You will still receive a form of proxy or a voting instruction form in the mail so you can vote your shares. Notice-and-access helps reduce printing and postage costs and contributes to the protection of the environment by reducing paper and energy use.
The meeting materials are available at https://www.meetingdocuments.com/tsxt/td/, on the bank’s website at www.td.com, and on SEDAR+ at www.sedarplus.ca. If you prefer to have a paper copy, you can request one from the bank’s transfer agent in the manner described below. Prior to the meeting, a copy of the meeting materials will be sent to you (at no cost to you) within three business days of your request.
How to request a paper copy of the meeting materials
Upon request, the bank will provide a paper copy of the meeting materials to any shareholder, free of charge, for a period of one year from the date the circular was filed on SEDAR+. To request a paper copy, please call the bank’s Canadian transfer agent at 1-888-433-6443 (toll free in Canada and the United States).
Who to contact if you have questions about notice-and-access
If you have any questions about notice-and-access, please call the bank’s Canadian transfer agent at 1-888-433-6443 (toll free in Canada and the United States).
8   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS
The bank offers electronic delivery (e-delivery) of shareholder materials, including this circular, the notice-and-access notice, and the form of proxy or voting instruction form, for beneficial owners and registered shareholders. Shareholders who have enrolled in e-delivery will be notified via email when documents are made available, at which time they can be viewed and/or downloaded from www.td.com/investor. How you enroll depends on whether you are a beneficial or registered shareholder. The chart below outlines the process by which shareholders can sign up for e-delivery.
	Before the Meeting	After the Meeting
Registered Shareholders (Certificate)	Call the bank’s Canadian transfer agent TSX Trust Company at 1-888-433-6443.	Sign-up for e-delivery at services.tsxtrust.com/edelivery or by contacting TSX Trust Company (contact information is provided on page 140 of this circular) for further instructions.
Registered Shareholders (DRS)	Go to www.investorvote.com/TDM and use the control number provided on your form of proxy.	Sign-up for e-delivery at www.computershare.com/ investor or by contacting Computershare (contact information is provided on page 140 of this circular) for further instructions.
Beneficial Owners	Go to www.proxyvote.com and use the 16-digit control number provided on your voting instruction form.	Contact your intermediary.
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   9

BUSINESS OF THE MEETING
RECEIVE FINANCIAL STATEMENTS
The bank’s comparative consolidated financial statements and management’s discussion and analysis for the fiscal year ended October 31, 2024 (the “2024 MD&A”), together with the auditor’s report on those statements, will be presented to the bank’s shareholders at the meeting. These documents are included in the bank’s 2024 annual report, which has been made available to shareholders through notice-and-access and is available at www.td.com, at www.sedarplus.ca, and in the bank’s annual report on Form 40-F at www.sec.gov.
ELECT DIRECTORS
The 14 nominees proposed for election as directors were recommended to the board of directors by the corporate governance committee after a robust leadership and governance renewal exercise informed by external advisors, investors and other stakeholders, as well as the annual self-evaluation process. Four of the 14 nominees are new director candidates who were recruited for their skills and expertise aligned to the bank’s current needs, in addition to the 10 incumbent directors standing for election. Information about each nominated director can be found in the “Director Nominees” section of this circular. The bank’s Majority Voting Policy is described in Schedule A to this circular. In addition, as set out under “Expected Future Director Appointment” below, the bank expects to appoint one additional new director to the board on or about August 25, 2025.
The bank believes that the board should be comprised of individuals with a diverse mix of backgrounds, expertise, experience, age, gender, and perspectives among other characteristics, to enable the board to carry out its complex and wide-ranging responsibilities and to enable effective oversight and decision-making. The board balances the need for fresh perspectives and skills with the need to maintain institutional knowledge and continuity in order to oversee a complex, multi-national banking enterprise. This year, the board had a particular focus on recruiting directors with global banking, governance, risk management and regulatory compliance skills and experience to be nominated for election to the board at the meeting. The bank’s board nominees represent ages ranging from 47 to 69 years and years of service ranging from zero to approximately 11 years, with 11 board members (79%) being within their first three years of service and the average tenure of the board being approximately 2.2 years.
Unless otherwise instructed, the persons designated in the form of proxy or voting instruction form intend to vote FOR the nominees listed in the “Director Nominees” section of this circular. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise instructed, the persons designated in the form of proxy or voting instruction form may vote in their discretion for any substitute nominee(s).
The board recommends that you vote FOR the election as director of each nominee whose name is set out under the heading “Director Nominees”.
APPOINT AUDITOR
The audit committee of the board of directors has assessed the performance and independence of Ernst & Young LLP (EY) and the board recommends that EY be reappointed as auditor of the bank (the shareholders’ auditor) until the close of the next annual shareholders’ meeting. Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of EY as the shareholders’ auditor. EY was appointed as the shareholders’ auditor for the year ended October 31, 2024, in accordance with the Bank Act and the recommendation by the audit committee, and has been the bank’s sole independent external auditor since the beginning of the year ended October 31, 2006. A representative of EY will be in attendance at the meeting and available to answer your questions.
The board recommends that you vote FOR the appointment of Ernst & Young LLP as auditor.
PRE-APPROVAL POLICIES AND SHAREHOLDERS’ AUDITOR SERVICE FEES
The bank’s audit committee has implemented a policy restricting the services that may be performed by the shareholders’ auditor for the bank, its subsidiaries and entities over which it has significant influence. Any service to be performed by the shareholders’ auditor must be permitted by law and the policy, and must be pre-approved by the audit committee pursuant to the policy, along with the associated fees for those services. For further information with respect to the audit committee, including its charter and composition, the relevant education and experience of its members, its pre-approval policies and the shareholders’ auditor
10   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

service fees, please see the discussion under the headings “Audit Committee”, “Additional Information Regarding the Audit Committee and Shareholders’ Auditor”, “Pre-Approval Policies and Shareholders’ Auditor Service Fees” and “Appendix C” in the bank’s 2024 annual information form (www.td.com/investor/other.jsp or www.sedarplus.ca).
The fees paid to EY, the current shareholders’ auditor, for services performed during the past two fiscal years are detailed in the table below.
	Fees paid to Ernst & Young LLP
(thousands of Canadian dollars)	2024	2023
Audit fees(1)	$45,580	$43,085
Audit-related fees(2)	3,893	5,724
Tax fees(3)	815	1,067
All other fees(4)	25	150
Total Bank and Subsidiaries	$50,313	$50,026
Investment Funds(5)
– Public Funds	2,849	2,643
– Private Funds	3,571	4,749
Total Investment Funds	$6,420	$7,392
Total Fees	$56,733	$57,418

(1)
Audit fees are fees for the professional services in connection with the audit of the bank’s financial statements including the audit of internal control over financial reporting, the audit of its subsidiaries, and other services that are normally provided by the shareholders’ auditor in connection with statutory and regulatory filings or engagements.

(2)
Audit-related fees are fees for assurance and related services that are performed by the shareholders’ auditor. These services include: employee benefit plan audits; audit of charitable organizations; audit services for certain special purpose entities administered by the bank; accounting and tax consultation in connection with mergers, acquisitions, divestitures and restructurings; application and general controls reviews; interpretation of accounting, tax and reporting standards; assurance services or specified procedures that are not required by statute or regulation; reports on control procedures at a service organization; translation of financial statements and reports in connection with the audit or review; and information technology advisory services.

(3)
Tax fees comprise general tax planning and advice related to mergers and acquisitions and financing structures; electronic and paper-based tax knowledge publications; income and commodity tax compliance and advisory services; and transfer pricing services and customs and duties issues.

(4)
All other fees include fees for benchmark studies; regulatory advisory services; and performance and process improvement services.

(5)
Includes fees for professional services provided by EY for certain investment funds managed by subsidiaries of the bank. The fees mainly relate to audit services; $566 thousand (2023 – $630 thousand) relates to tax and other services. In addition to other administrative costs, the subsidiaries are responsible for the auditors’ fees for professional services rendered in connections with the annual audits, statutory and regulatory filings, and other services for the investment funds, in return for a fixed administration fee. For certain funds, these fees are paid directly by the funds.

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION
Shareholders may cast an advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. These sections describe the role of the human resources committee (“HRC”) in overseeing compensation at the bank, as well as the bank’s executive compensation principles and the key design features of compensation plans for executives.
Unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the following resolution:
“RESOLVED that, on an advisory basis and not to diminish the role and responsibilities of the board of directors, the shareholders accept the approach to executive compensation disclosed in the Report of the Human Resources Committee and Approach to Executive Compensation sections located on pages 40 to 56 of the management proxy circular.”
The HRC and the board welcome questions and comments about executive compensation at TD. The HRC and the board maintain an open dialogue with shareholders and take all feedback into consideration when evaluating the principles and features of executive compensation and making compensation decisions. See page 140 for our contact information. Shareholders may communicate directly with the Board Chair, on behalf of the HRC and the board, by email: c/o TD Shareholder Relations at tdshinfo@td.com. While the advisory vote is non-binding, the HRC and the board of directors will take the results of the vote into account, as they consider appropriate, when considering future compensation policies, procedures and decisions. If a
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   11

significant number of the shares represented at the meeting are voted against the advisory resolution, the Board Chair will oversee a process to better understand opposing shareholders’ specific concerns. The HRC will then review the approach to executive compensation in the context of shareholders’ specific concerns and may make recommendations to the board of directors. Following the review by the HRC, the bank will aim to disclose a summary of the process undertaken and an explanation of any resulting changes to executive compensation within six months of the shareholders’ meeting and, in any case, not later than in the management proxy circular relating to the subsequent annual shareholders’ meeting.
At its 2024 annual meeting of shareholders held on April 18, 2024, the bank received 90.2% shareholder support for its non-binding advisory vote on the approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of the bank’s 2024 management proxy circular.
The board recommends that you vote FOR the approach to executive compensation.
SHAREHOLDER PROPOSALS
Shareholder proposals submitted for consideration at the meeting are set out beginning on page 87 of this circular. If these proposals are put forward at the meeting, unless otherwise instructed, the persons designated in the enclosed form of proxy or voting instruction form intend to vote AGAINST each of these proposals.
The bank carefully considered each shareholder proposal, and engaged with all of the proposal proponents and the bank’s other key shareholders and stakeholders on the matters raised by the proposals.

The board recommends that you vote AGAINST each shareholder proposal set out on pages 87 to 101 of this circular. The board’s reasons for opposing each proposal are also set out on pages 87 to 101 of this circular, including because the proposals are already being adequately addressed by the bank, are overly prescriptive or would be unduly burdensome or would prejudice the interests of the bank and its shareholders or other key stakeholders, the bank’s approach is consistent with or leading edge compared to standard industry practices and/or reasonable and sufficient information is already currently available to shareholders from the bank.

In order to be considered at next year’s annual shareholders’ meeting, proposals, including director nominations under the bank’s proxy access policy (which is available on the bank’s website), must be received by 5:00 p.m. (Eastern) on Wednesday, November 12, 2025. Proposals should be sent to the Corporate Secretary, Legal Department, The Toronto-Dominion Bank, TD Bank Tower, 66 Wellington Street West, 15th Floor, Toronto, Ontario M5K 1A2, or by email to tdshinfo@td.com.
12   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

DIRECTOR NOMINEES
Fourteen director nominees are proposed for election to the board of directors at the meeting. The figures below summarize key statistics regarding director independence, tenure and self-reported diversity in respect of the director nominees.
BOARD REFRESHMENT
The 14 nominees proposed for election as directors were recommended to the board of directors by the corporate governance committee after a robust leadership and governance renewal exercise informed by external advisors, investors and other stakeholders, as well as the annual self-evaluation process. Four of the 14 nominees are new director candidates who have been actively recruited given their backgrounds, expertise and perspectives, including expertise in global banking, governance, risk management and regulatory compliance, in addition to the 10 incumbent directors standing for election, seven of whom joined the board within the prior three years. In addition, as set out under “Expected Future Director Appointment” below, the bank expects to appoint Frank Pearn as a director to the board effective on or about August 25, 2025 as a result of a change in Mr. Pearn’s personal circumstances which occurred after the bank’s announcement on January 17, 2025 that he would be standing for election. Five long-standing directors are not standing for re-election at the meeting ensuring continuous renewal and alignment with governance priorities. This refreshment balances the goal of bringing new perspectives and diversity to the board with an appropriate degree of continuity and adequate opportunity for the transitioning of board roles and responsibilities. In addition, Mr. Alan MacGibbon, the Board Chair, has informed the board that he will step down as Board Chair and retire as a director by December 31, 2025. The board has commenced the work necessary to select a new Board Chair to replace Mr. MacGibbon. Until a new Board Chair is selected, Mr. MacGibbon will provide continuity as he guides the board’s renewal and supports a successful CEO transition.
The bank believes that the board should be comprised of individuals with a diverse mix of backgrounds, expertise, experience, age, gender, perspectives and tenure, among other characteristics, to enable the board to carry out its complex and wide-ranging responsibilities and to maximize effective oversight and decision-making. As part of this, the board balances the need for fresh perspectives and skills with the need to maintain institutional knowledge and continuity in order to oversee a complex, multi-national banking enterprise. This year, the board had a particular focus on recruiting directors with global banking, governance, risk management and regulatory compliance skills and experience who are being nominated for election to the board at the meeting. The bank’s board nominees range in age from 47 to 69 years and have served from zero to approximately 11 years, with 11 board members (79%) being within their first three years of service and the average tenure of the board being approximately 2.2 years.
COMMITTEE REFRESHMENT
In connection with the bank’s significant refreshment of the board of directors outlined above, and assuming the election or re-election, as applicable, of each of the bank’s director nominees at the meeting, in early 2025 the board approved reconstituting the composition of each of its audit, human resources, corporate governance and risk committees, including appointing new chairs for each of the human resources, corporate governance and risk committees and refreshing the overall composition of each of these committees with new directors, balanced with the need to maintain some continuity in order to enable the committees to carry out their respective mandates. At this stage, the board has not proposed to change the chair of the audit committee, on the basis that the chair position was already refreshed in December 2023. As discussed elsewhere, the board has also established a dedicated remediation committee of the board to oversee and direct the bank’s AML remediation program, the composition of which is also being refreshed (including with a new chair). New directors, once elected, will be included on each of the board committees.
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Assuming the election or re-election of each of the bank’s director nominees at the meeting, effective April 10, 2025, the expected new committee compositions are described in Schedule A — Corporate Governance under “Board Committees” and detailed in “Director Nominee Profiles" below.
INDEPENDENCE
Thirteen of the 14 nominees proposed for election, including the Board Chair, are independent — they are not part of management and do not have relationships with the bank that would make them personally beholden to the bank or that would otherwise interfere with the exercise of their independent judgment. There is only one director, Raymond Chun, who is not independent because of his role as Group President and Chief Executive Officer of the bank.
TENURE
The average tenure of the bank’s nominees is approximately 2.2 years as at February 6, 2025. Effective January 2025, the bank has reduced the maximum period a director can serve under its Corporate Governance Guidelines by reducing the discretionary term extension from five years to two years after an initial 10-year term, which is leading edge compared with industry standards and practice, including the bank’s peers. Extensions or waivers (if any) of the 10-year term limits are only approved by the board if determined to be in the best interests of the bank. You can read more about the changes to the bank’s term limits policy on page 120 of this circular.
CAPABILITIES
The board of directors is committed to being constituted of highly qualified individuals with a broad spectrum of competencies and an appropriate mix of skills, industry experience, backgrounds and expertise to bring diversity of thought to the work of the board. The nominees have been selected based on a robust board renewal exercise and on each nominee’s ability to make a valuable contribution to the board. The bank believes the nominees have the right mix of industry experience, expertise and personal attributes to enable the board and its reconstituted committees to carry out their wide-ranging responsibilities. When identifying qualified candidates for the competencies of the board, the corporate governance committee considers all characteristics and experiences that contribute to the candidate’s perspective including skills, geography, regional and industry experience, gender, age, cultural background, and other attributes, while recognizing that the board is comprised of a limited number of individuals. The corporate governance committee may also engage recruitment firms to assist in identifying potential candidates. All appointments are made on a non-discriminatory basis, consistent with applicable laws. In support of the bank’s Corporate Governance Guideline and associated policies (including the bank’s Board Diversity Policy), the board has established an aspirational goal that women and men each comprise at least 30% to 40% of the board’s directors. To implement such policies and measure its progress, the board undertakes an annual self-evaluation process and an annual review of its skills matrix, both of which assist the board in identifying the capabilities required to discharge its duties. This year, women comprise 43% (6 of 14) of all director nominees, and, assuming the election or re-election, as applicable, of all director nominees at the meeting, women will chair three of the bank’s five board committees.
Nominees were asked in a voluntary survey if they self-identified as a visible minority(1), an Indigenous person(2), 2SLGBTQ+(3), or a person with a disability(4). The results of that voluntary survey show that 57% (8 of 14) of all director nominees self-identify as a member of one of those groups. This includes 43% (6 of 14) who self-identify as a visible minority or an Indigenous person. All of the bank’s board nominees speak fluent English. Other languages spoken by the bank’s nominees include Arabic (1 of 14), French (1 of 14), Hindi (1 of 14), Italian (1 of 14), Korean (1 of 14), Macedonian (1 of 14), Punjabi (1 of 14) and Serbian (1 of 14).
Details regarding the competencies of the independent director nominees are described under the heading “Key Areas of Expertise/Experience” below and information regarding the board’s approach to its composition, director nominations and board renewal are described in Schedule A to this circular.

(1)
“Visible minority” is defined as non-Caucasian in race or non-white in colour, other than an Indigenous person.

(2)
“Indigenous person” is defined as First Nations, Inuit, Métis, American Indian, Alaska Native, Native Hawaiian or other.

(3)
“2SLGBTQ+” is defined as a member of the Two-Spirit, Lesbian, Gay, Bisexual, Transgender, Queer, Plus community.

(4)
“Person with a disability” is defined as a person having a long-term or recurring visible or invisible physical, mental, sensory, psychiatric or learning impairment, including impairment resulting from, or related to hearing, seeing, vocal, mobility, agility, pain, neurological, memory, developmental, psychological or addiction.

14   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

DIRECTOR NOMINEE PROFILES
The profiles below provide important information on each director nominee, including information about their experience, expertise, principal place of residence and current bank equity ownership (consisting of common shares beneficially owned, directly or indirectly, or controlled or directed, as well as deferred share units (DSUs) (each equivalent to a common share), as described in greater detail on page 27, credited to each nominee as part of their compensation). The total equity value and amount by which each nominee’s bank equity ownership exceeds the nominee’s share ownership requirement (SOR) is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. SOR is described further under the heading “Director Share Ownership Requirement” in the “Director Compensation” section of this circular.
At the meeting, you are being asked to elect 14 nominees for the position of director. Amy Brinkley, Brian Ferguson, Colleen Goggins, Karen Maidment and Claude Mongeau are not seeking re-election as directors. Ana Arsov, Elio Luongo, Nathalie Palladitcheff, and Paul Wirth are new director nominees who bring experience to the board in the areas of global banking, governance, risk management, and regulatory compliance. The remaining 10 director nominees are all current directors of the bank. In addition, Mr. Alan MacGibbon, the current Board Chair, will step down as Board Chair and retire as a director by December 31, 2025. The board has commenced the work necessary to select a new Board Chair to replace Mr. MacGibbon. Until a new Board Chair is selected, Mr. MacGibbon will provide continuity as he guides the board’s renewal and supports a successful CEO transition.
Each director elected at the meeting will hold office until his or her resignation or retirement, until the election or appointment of his or her successor, or until the close of the next annual meeting of shareholders.
The election of directors will be conducted in accordance with the bank’s Majority Voting Policy. The bank’s Majority Voting Policy is described in Schedule A to this circular.
The board recommends that you vote FOR the election as director of each of the nominees whose name is set out below.
Age: 59
Oakville, ON,
Canada
Independent
Director Since
April 2024
Results of 2024 vote:
99.5%
Ayman Antoun(4)
Mr. Antoun is a recognized leader in the information technology industry, with a deep understanding of the power of innovation and technology to drive business outcomes.
Mr. Antoun is a corporate director and the former President of IBM Americas, with responsibility for Canada, the United States and Latin America. He held a series of increasingly senior roles at IBM over more than three decades. He holds a Bachelor of Science & Engineering from the University of Waterloo.
Key Areas of Expertise/Experience
• Leadership/Strategic Planning in a large, complex organization • Government/Public Affairs • Marketing/Consumer/Digital/Data	• Operational Excellence • Risk Management	• Human Capital Management • Cybersecurity, Technology and Information Security
Board and Committee Meeting Attendance for Fiscal 2024			Other Public Company Directorships (for past five years)
Board(5) Audit(5) Risk(5) Combined Total	12 of 12 5 of 5 7 of 7 24 of 24	100% 100% 100% 100%	• CAE Inc. (2022 – present)(6)
Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2025	1,800	11,962	13,762	$1,053,206	$273,206	1.35
2024	1,800	2,442	4,242	$363,200	$(416,800)	0.47

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   15

Age: 47
Greenwich, CT,
USA
Independent
New Nominee
Ana Arsov(7)

Ms. Arsov is a former senior financial services and risk executive with a deep understanding of the banking and financial services industry, including strategic planning, risk management, human capital management and regulatory matters.

Ms. Arsov is a corporate director and the former Global Co-Head of Financial Institutions and Global Head of Private Credit at Moody’s Ratings, the credit rating business of Moody’s Corporation, where she led the oversight and management of ratings and research for rated financial institutions and initiated and led the analytical oversight of the private markets. As part of her role at Moody’s, Ms. Arsov also assessed environmental, social and governance risks within the banking sector. Prior to joining Moody’s Ratings in 2013, she held senior risk management roles at UBS Investment Bank, Morgan Stanley, and Lehman Brothers. Ms. Arsov holds a Bachelor of Business Administration from Pace University in New York and a Master’s in Management, Banking and Financial Services from Boston University.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Capital Markets/Treasury • Environmental and Social Sustainability	• Leadership/Strategic Planning in a large, complex organization • Financial Services • Legal/Regulatory/Compliance	• Risk Management • Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2024		Other Public Company Directorships (for past five years)
New Nominee	N/A	None
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2025	Nil	Nil	Nil	Nil	N/A(8)	N/A(8)

Age: 50
Tyendinaga Mohawk
Territory, ON,
Canada
Independent
Director since
August 2021
Results of 2024 vote:
99.5%
Cherie L. Brant(9)
Ms. Brant is a lawyer with expertise in resource infrastructure projects, public-private partnerships and corporate governance.
Ms. Brant is a partner and national leader of the Indigenous law group at Borden Ladner Gervais LLP (“BLG”). She advises developers, borrowers, lenders and governments on energy infrastructure, transmission and mining projects, and works directly with First Nations organizations to advise on economic development activities and promote Aboriginal participation models for renewable energy procurement. Prior to joining BLG in 2019, she was a Partner at Dickinson Wright LLP and Willms & Shier Environmental Lawyers LLP. She holds a Juris Doctor from the University of Toronto and a Bachelor of Arts in Environmental Studies, Urban and Regional Planning from the University of Waterloo. Ms. Brant is both Mohawk from Mohawks of the Bay of Quinte and Ojibway from Wikwemkoong Unceded Indian Reserve.
Key Areas of Expertise/Experience
• Environmental and Social Sustainability • Leadership/Strategic Planning in a large, complex organization • Government/Public Affairs	• Legal/Regulatory/Compliance • Risk Management
Board and Committee Meeting Attendance for Fiscal 2024			Other Public Company Directorships (for past five years)
Board Risk Combined Total	14 of 16 8 of 10 22 of 26	88% 80% 85%	• Hydro One (2018 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2025	1526	10,417	11,943	$913,998	$133,998	1.17
2024	1,526	7,315	8,841	$756,966	$(23,034)	0.97

16   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Age: 55
Toronto, ON,
Canada
Non-Independent(10)
Director since
November 2024
Raymond Chun
Mr. Chun was appointed Group President and Chief Executive Officer of TD Bank Group on February 1, 2025. He was the bank’s Chief Operating Officer since November 1, 2024.
Over more than three decades with the bank, Mr. Chun has led some of TD’s largest and most complex businesses, serving as Group Head, Canadian Personal Banking and Group Head, Wealth and Insurance. Mr. Chun has also worked across the bank in a variety of areas including product, distribution, direct channels, customer experience, and data and analytics. He holds a Bachelor of Arts from the University of Western Ontario and a Master of Business Administration from Queen’s University.
Key Areas of Expertise/Experience
• Leadership/Strategic Planning in a large, complex organization • Financial Services • Marketing/Consumer/Digital/Data	• Operational Excellence • Risk Management	• Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2024	Other Public Company Directorships (for past five years)
Appointed to the board effective November 1, 2024	None
Equity Ownership
Year(1)	Common Shares	Share Units Subject to Vesting(11)	Total Common Shares and Share Units
Effective February 1, 2025, Mr. Chun is
subject to the SOR applicable to the
Group President and Chief Executive
Officer and described under the heading
“Share Ownership Requirements” on
page 74. Further details relating to
Mr. Chun’s SOR will be published in the
management proxy circular for fiscal
2025.

2025	12,234	50,272	62,506

Age: 63
Burnaby, BC,
Canada
Independent
New Nominee
Elio R. Luongo(12)
Mr. Luongo is a recognized business, strategy and financial expert who has advised boards and CEOs of large organizations across multiple industries in Canada and globally.
Mr. Luongo is a corporate director and the former Chief Executive Officer and Senior Partner of KPMG Canada, where he led a national team of professional and business advisors. In this role and across a long and distinguished career at KPMG, he gained a deep understanding of global markets and business issues, geopolitical risk, operational excellence and complex regulatory environments. Mr. Luongo holds a Bachelor of Business Administration, Economics and an honorary Doctor of Laws degree from Simon Fraser University in Burnaby, British Columbia. He is a Chartered Professional Accountant and also has been recognized for his distinguished service as a Fellow of the Institute of Chartered Professional Accountants.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Leadership/Strategic Planning in a large, complex organization • Legal/Regulatory/Compliance	• Operational Excellence • Risk Management
Board and Committee Meeting Attendance for Fiscal 2024		Other Public Company Directorships (for past five years)
New Nominee	N/A	None
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2025	18,595	Nil	18,595	$1,423,075	N/A(8)	N/A(8)

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   17

Age: 69
Mississauga, ON,
Canada
Independent
Director since
April 2014
Board Chair since
February 2024
Results of 2024 vote:
97.2% in favour
Alan N. MacGibbon(13)
Mr. MacGibbon has advised leading Canadian and global corporations and boards on complex strategic, business, and financial matters.
Mr. MacGibbon is a corporate director and the former Managing Partner and Chief Executive of Deloitte LLP (Canada), and also served as Global Managing Director, Quality, Strategy and Communications of Deloitte Touche Tohmatsu Limited. Mr. MacGibbon holds a Bachelor of Business Administration and an honorary doctorate degree from the University of New Brunswick. He is a Chartered Professional Accountant, a Chartered Accountant and a Fellow of the Chartered Professional Accountants Ontario.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Environmental and Social Sustainability • Leadership/Strategic Planning in a large, complex organization	• Legal/Regulatory/Compliance • Operational Excellence • Risk Management	• Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2024			Other Public Company Directorships (for past five years)
Board (chair) Audit(14) Corporate Governance (chair) Human Resources Combined Total	16 of 16 1 of 1 8 of 8 9 of 9 34 of 34	100% 100% 100% 100% 100%	• CAE Inc. (2015 – present) (Board Chair)(6)
Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2025	4,076	79,213	83,289	$6,374,107	$4,814,107	4.09
2024	4,076	66,902	70,978	$6,077,136	$4,517,136	3.90

Age: 69
Toronto, ON,
Canada
Independent
Director since
August 2023
Results of 2024 vote:
99.6%
John B. MacIntyre(15)(16)
Mr. MacIntyre has over three decades of experience in capital markets and private equity.
Mr. MacIntyre is a corporate director and Partner Emeritus of Birch Hill Equity Partners, Canadian mid-market private equity firm with a Canadian and global portfolio. Prior to co-founding Birch Hill Equity Partners, he co-founded the Canadian mid-market Private Equity Group within TD Capital. Mr. MacIntyre holds a Bachelor of Commerce (with honours) from Queen’s University and is a Fellow of the Institute of Chartered Accountants of Ontario and a Chartered Business Valuator.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Capital Markets/Treasury	• Leadership/Strategic Planning in a large, complex organization • Financial Services	• Risk Management • Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2024			Other Public Company Directorships (for past five years)
Board Human Resources Combined Total	15 of 16 8 of 9 23 of 25	94% 89% 92%	• Softchoice Corporation (2023 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2025	38,074	6,410	44,484	$3,404,361	$2,624,361	4.36
2024	36,926	2,827	39,753	$3,403,652	$2,623,652	4.36

18   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Age: 62
Eagle Ridge, SK,
Canada
Independent
Director since
August 2023
Results of 2024 vote:
99.6%
Designated Audit
Committee Financial
Expert(18)
Keith G. Martell(17)
Mr. Martell helped build one of Canada’s leading financial institutions exclusively focused on Canada’s Indigenous communities.
Mr. Martell is a corporate director and the former President and Chief Executive Officer of First Nations Bank of Canada (“FNBC”). He was involved in the creation of FNBC and served on its board of directors from 1996 to May 2023. Prior to that, he spent 10 years with the chartered accounting firm KPMG, then served as the Executive Director of Finance and Fiscal Relations for the Federation of Sovereign Indigenous Nations from 1995 to 2000. He holds a Bachelor of Commerce and an honorary doctorate degree from the University of Saskatchewan. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA, FCA) and a Certified Aboriginal Financial Manager (CAFM). Mr. Martell is a member of the Waterhen Lake First Nation, Saskatchewan.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Leadership/Strategic Planning in a large, complex organization	• Financial Services • Government/Public Affairs	• Legal/Regulatory/Compliance • Risk Management
Board and Committee Meeting Attendance for Fiscal 2024			Other Public Company Directorships (for past five years)
Board Audit Risk Combined Total	16 of 16 10 of 10 10 of 10 36 of 36	100% 100% 100% 100%	• Nutrien Ltd. (2018 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2025	6,383	4,043	10,426	$797,933	$17,933	1.02
2024	4,907	2,192	7,099	$607,816	$(172,184)	0.78

Age: 57
Montreal, QC,
Canada
Independent
New Nominee
Nathalie M. Palladitcheff(19)
Ms. Palladitcheff has proven expertise and global leadership experience in investment and business management, organizational transformation, and sustainability.
Ms. Palladitcheff is a corporate director and the former Chief Executive Officer of Ivanhoé Cambridge, the real estate subsidiary of Caisse de dépôt et placement du Québec (CDPQ), a global investment group with approximately $452 billion in assets under management, and was a member of the CDPQ executive and investment committees. While leading Ivanhoé Cambridge, Ms. Palladitcheff undertook a transformation of the portfolio to bring the company to a new stage of its development with an emphasis on strategic capital allocation, innovation and sustainability. She is a member of the board of Canada Steamship Lines (CSL) (non-public company), Mission Committee Chair of FREY, a certified B-Corp and France’s first “mission-driven” REIT, and her previous board memberships include Credit Agricole Corporate and Investment Bank from 2013 to 2015. Ms. Palladitcheff is a graduate of the Burgundy School of Business and holds a diplôme d’études supérieures comptables et financières (DESCF).
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Environmental and Social Sustainability	• Leadership/Strategic Planning in a large, complex organization • Operational Excellence
Board and Committee Meeting Attendance for Fiscal 2024		Other Public Company Directorships (for past five years)
New Nominee	N/A	• Ivanhoé Cambridge Inc. (2019 – 2024) • Otéra Capital Inc. (2017 – 2021) • SPIE SA (2016 – 2020)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2025	400	Nil	400	$30,612	N/A(8)	N/A(8)

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   19

Age: 65
Toronto, ON, Canada
Independent
Director since
April 2020
Results of 2024 vote:
99.4% in favour
Designated
Audit Committee
Financial Expert(18)
S. Jane Rowe(20)
Ms. Rowe has over four decades of executive experience in the investment and financial services industries and a deep understanding of the complex regulatory environment in which the bank operates.
Ms. Rowe is a corporate director and the former Vice Chair, Investments, Ontario Teachers’ Pension Plan (“Ontario Teachers”) one of Canada’s leading pension funds with over $255 billion in assets under management. Prior to joining Ontario Teachers in 2010, Ms. Rowe held several senior management roles at Scotiabank from 1987 to 2010, including President and Chief Executive Officer of Scotia Mortgage Corporation and Roynat Capital Inc. Ms. Rowe holds a Bachelor of Commerce from the Memorial University of Newfoundland and a Master of Business Administration from the Schulich School of Business, York University.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Capital Markets/Treasury • Environmental and Social Sustainability	• Leadership/Strategic Planning in a large, complex organization • Financial Services	• Legal/Regulatory/Compliance • Risk Management • Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2024			Other Public Company Directorships (for past five years)
Board Audit Combined Total	16 of 16 10 of 10 26 of 26	100% 100% 100%	• Enbridge (2021 – present) • Premier Lotteries Capital UK Limited (2019 – 2023)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2025	17,638	9,846	27,484	$2,103,351	$1,323,351	2.70
2024	15,977	7,709	23,686	$2,027,995	$1,247,995	2.60

Age: 65
Halifax, NS, Canada
Independent
Director since
June 2022
Results of 2024 vote:
99.3% in favour
Designated
Audit Committee
Financial Expert(18)
Nancy G. Tower
Ms. Tower is a former chief executive officer with strong financial and operational leadership experience in both the Canadian and U.S. markets.
Ms. Tower is a corporate director and the former President & Chief Executive Officer of Tampa Electric Company, which is a U.S. subsidiary of Emera Inc., a Nova Scotia based multi-jurisdiction energy company. Ms. Tower has also held a number of senior roles at Emera Inc. and its subsidiaries, including as Chief Corporate Development Officer, Chief Financial Officer, and Chief Executive Officer of Emera Newfoundland and Labrador. Ms. Tower holds a Bachelor of Commerce from Dalhousie University and is a Chartered Professional Accountant, a Chartered Accountant, and a Fellow of the Chartered Professional Accountants of Nova Scotia.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Capital Markets/Treasury • Leadership/Strategic Planning in a large, complex organization	• Legal/Regulatory/Compliance • Operational Excellence • Risk Management	• Human Capital Management • Cybersecurity, Technology and Information Security
Board and Committee Meeting Attendance for Fiscal 2024			Other Public Company Directorships (for past five years)
Board Audit (chair)(21) Corporate Governance(22) Risk Combined Total	16 of 16 10 of 10 7 of 7 10 of 10 43 of 43	100% 100% 100% 100% 100%	• AltaGas Ltd. (2020 – present) • Finning International Inc. (2022 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2025	8,958	12,292	21,250	$1,626,263	$846,263	2.08
2024	8,521	7,167	15,688	$1,343,207	$563,207	1.72

20   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Age: 68
Oakville, ON, Canada
Independent
Director since
August 2022
Results of 2024 vote:
99.3% in favour
Ajay K. Virmani(23)
Mr. Virmani is a business leader, entrepreneur, and innovator who has experience in human resources, people and culture and built one of Canada’s leading air cargo corporations.
Mr. Virmani is a corporate director and the founder and Executive Chairman of Cargojet Inc., a Canadian based public company and leading provider of premium air cargo and supply chain services in Canada and globally. Mr. Virmani holds a Master of Business Administration from the City University of New York, and an honorary Doctorate of Laws degree from Assumption University, in Windsor, Ontario.
Key Areas of Expertise/Experience
• Leadership/Strategic Planning in a large, complex organization • Marketing/Consumer/Digital/Data	• Operational Excellence • Risk Management	• Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2024			Other Public Company Directorships (for past five years)
Board Risk Combined Total	15 of 16 10 of 10 25 of 26	94% 100% 96%	• Cargojet Inc. (2005 – present)
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2025	11,765	9,597	21,362	$1,634,834	$854,834	2.10
2024	11,765	5,876	17,641	$1,510,422	$730,422	1.94

Age: 63
Charlotte, NC, USA
Independent
Director since
August 2022
Results of 2024 vote:
98.9% in favour
Designated
Audit Committee
Financial Expert(18)
Mary A. Winston
Ms. Winston is an accomplished former public-company chief financial officer with experience in complex financial and strategic matters at large consumer businesses.
Ms. Winston is a corporate director and formerly served as Chief Financial Officer of Family Dollar Stores Inc., Giant Eagle, and Scholastic Corp. and while serving as a board member, was also interim CEO of Bed Bath and Beyond Inc. She holds a Bachelor of Accounting from the University of Wisconsin, a Master in Business Administration from Northwestern University’s Kellogg School of Management, and is a Certified Public Accountant.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Capital Markets/Treasury • Environmental and Social Sustainability	• Leadership/Strategic Planning in a large, complex organization • Legal/Regulatory/Compliance • Operational Excellence	• Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2024			Other Public Company Directorships (for past five years)
Board Audit Combined Total	16 of 16 10 of 10 26 of 26	100% 100% 100%
•
Chipotle Mexican Grill, Inc. (2020 – present)

•
Northrop Grumman (2023 – present)

•
Acuity Brands Inc. (2017 – 2025)

•
Dover Corporation (2005 – 2023)

•
Bed Bath and Beyond Inc. (2019 – 2022)

•
Domtar Corporation (2015 – 2021)

Equity Ownership
Year(1)	Common Shares	DSUs(2)	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR(24)	Total as a Multiple of SOR(1)(24)
2025	100	20,900	21,000	$1,607,130	$484,788	1.43
2024	100	11,375	11,475	$982,490	$202,490	1.26

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   21

Age: 67
New Vernon, NJ, USA
Independent
New Nominee
Paul C. Wirth(25)
Mr. Wirth is a former global financial and banking leader with a deep understanding of financial and risk management in the U.S. and international markets.
Mr. Wirth is a corporate director and the former Deputy Chief Financial Officer, and Global Controller and Chief Accounting Officer of Morgan Stanley. Prior to his 15-year career at Morgan Stanley, Mr. Wirth also served as National Managing Partner — Banking and Finance Practice for Deloitte & Touche LLP in the U.S. He holds a Bachelor of Science in Accounting from St. John’s University in Queens, New York and is a Certified Public Accountant.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Capital Markets/Treasury • Leadership/Strategic Planning in a large, complex organization	• Financial Services • Legal/Regulatory/Compliance • Operational Excellence	• Risk Management • Human Capital Management
Board and Committee Meeting Attendance for Fiscal 2024		Other Public Company Directorships (for past five years)
New Nominee	N/A	None
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2025	500	Nil	500	$38,265	N/A(8)	N/A(8)

EXPECTED FUTURE DIRECTOR APPOINTMENT
As a result of personal circumstances which arose following the bank’s announcement on January 17, 2025, Frank. Pearn is now expected to join the board on or about August 25, 2025. As such, he is not standing for election at the meeting. Mr. Pearn is an accomplished banking executive with valuable experience and we are very excited that he has committed to join TD’s board and look forward to welcoming him later this year. For shareholders’ reference and to provide full transparency, we have included Mr. Pearn’s biography below.

Age: 63
Garden City,
NY, USA
Independent
To be appointed on or
about August 25,
2025
Frank J. Pearn(26)

Mr. Pearn is an accomplished former global banking, risk and financial services leader with a deep understanding of risk management and compliance issues, including anti-money laundering and cybersecurity.

Mr. Pearn is a corporate director and the former Global Chief Compliance Officer of JPMorgan Chase & Co, where he was responsible for the end-to-end risk management oversight of the financial institution’s compliance, conduct and operational risk management activities globally. He oversaw the company’s anti-money laundering, technology and cybersecurity risk management and market conduct programs. Mr. Pearn began his career at PWC as a certified public accountant. He holds a Bachelor of Science in Accounting from the University of Scranton, Pennsylvania.
Key Areas of Expertise/Experience
• Audit, Accounting and Finance • Leadership/Strategic Planning in a large, complex organization	• Financial Services • Legal/Regulatory/Compliance • Operational Excellence	• Risk Management • Cybersecurity, Technology and Information Security
Board and Committee Meeting Attendance for Fiscal 2024	Other Public Company Directorships (for past five years)
N/A	None
Equity Ownership
Year(1)	Common Shares	DSUs	Total Common Shares and DSUs	Total Value of Common Shares and DSUs(3)	Amount Exceeding SOR	Total as a Multiple of SOR(1)
2025	500	Nil	500	$38,265	N/A(8)	N/A(8)

22   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

(1)
Common share and DSU equity ownership amounts for 2025 are as of February 6, 2025. Common share and DSU equity ownership amounts for 2024 are as of February 12, 2024. The total equity value and amount by which it exceeds the director’s SOR is based on the bank’s stock price at the end of the preceding calendar year and is presented in Canadian dollars. For fiscal 2025 and fiscal 2024, the SOR requirement for the Board Chair is $1,560,000 and for independent directors is $780,000. Mr. MacGibbon was appointed Board Chair as of February 1, 2024. His SOR for 2024 is calculated against the SOR requirement for Board Chair.

(2)
Mr. Antoun’s, Mr. MacGibbon’s, and Ms. Winston’s total DSUs include DSUs earned in respect of service on the boards of TD Group US Holdings LLC (TDGUS), TD Bank US Holding Company (TDBUSH), TD Bank, N.A. and TD Bank USA, N.A. for 2024 and 2025.

(3)
For 2025 and 2024, respectively, securities held were valued at the closing price of common shares on the Toronto Stock Exchange (TSX) on December 31, 2024 ($76.53) and December 29, 2023 ($85.62).

(4)
Subject to his re-election, Mr. Antoun will step down from the audit committee and be appointed to the human resources committee effective April 10, 2025.

(5)
Mr. Antoun was elected to the board on April 18, 2024.

(6)
Director nominees who serve on other boards together are Mr. Antoun and Mr. MacGibbon, who are directors of CAE Inc.

(7)
Subject to her election, Ms. Arsov will be appointed to the remediation committee and the risk committee effective April 10, 2025.

(8)
Subject to their election or appointment, as applicable, Ms. Arsov, Mr. Luongo, Ms. Palladitcheff, Mr. Wirth and Mr. Pearn will be subject to the SOR applicable to directors and described under the heading “Director Share Ownership Requirement” on page 29 effective the date they join the board. Further details relating to their SOR will be published in the management proxy circular for fiscal 2025.

(9)
Subject to her election, Ms. Brant will be appointed as chair of the corporate governance committee effective April 10, 2025.

(10)
Because of his position, Mr. Chun, Group President and Chief Executive Officer of the bank, is not considered “independent” under bank policy or the Canadian Securities Administrators’ National Policy 58-201 — Corporate Governance Guidelines and is “affiliated” under the Bank Act.

(11)
Mr. Chun’s total share units, subject to vesting, include performance share units (PSUs) as of February 6, 2025 . Additional details on PSUs can be found on page 54.

(12)
Subject to his election, Mr. Luongo will be appointed to the risk committee and the audit committee effective April 10, 2025.

(13)
Subject to his re-election, Mr. MacGibbon will step down from the human resources committee and as chair of the corporate governance committee effective April 10, 2025.

(14)
Mr. MacGibbon stepped down from the audit committee on December 1, 2023.

(15)
Subject to his re-election, Mr. MacIntyre will be appointed to the corporate governance committee and as chair of the human resources committee effective April 10, 2025.

(16)
Mr. MacIntyre was a director of 2180811 Ontario Limited (“218”), the sole general partner of RHB Group LP (“RHB”). On January 17, 2017, RHB and 218 were deemed to have filed an assignment of bankruptcy under the Bankruptcy and Insolvency Act (Canada). RHB and 218 were majority owned by Birch Hill Equity Partners, where Mr. MacIntyre is Partner Emeritus.

(17)
Subject to his re-election, Mr. Martell will step down from the audit committee and be appointed to the corporate governance committee, and as chair of the risk committee effective April 10, 2025.

(18)
As defined in Item 407(d)(5)(ii) of Regulation S-K, promulgated by the SEC.

(19)
Subject to her election, Ms. Palladitcheff will be appointed to the audit committee and the human resources committee effective April 10, 2025.

(20)
Subject to her re-election, Ms. Rowe will be appointed to the corporate governance committee, and as chair of the remediation committee effective April 10, 2025.

(21)
Ms. Tower was appointed as chair of the audit committee on December 1, 2023.

(22)
Ms. Tower was appointed to the corporate governance committee on December 1, 2023.

(23)
Subject to his election, Mr. Virmani will be appointed to the human resources committee effective April 10, 2025.

(24)
For fiscal 2025, the SOR requirement is in U.S. dollars for directors with a primary residence in the U.S. The U.S. dollar amount has been converted to Canadian dollars using Bank of Canada’s U.S./CDN closing rate of US$1.00 = C$1.4389 on December 31, 2024 for 2025.

(25)
Subject to his election, Mr. Wirth will be appointed to the audit committee and the corporate governance committee effective April 10, 2025.

(26)
Mr. Pearn is expected to be appointed to the board effective on or about August 25, 2025 and will be appointed to the human resources committee, and the remediation committee at that time. His term would then expire at the end of the bank’s next annual meeting, concurrent with each of the other directors who are elected at the meeting and stand for re-election at the bank's 2026 annual meeting of shareholders.

THE TORONTO-DOMINION BANK  PROXY CIRCULAR   23

Key Areas of Expertise/Experience
All of the bank’s directors have broad experience and expertise acquired from senior level involvement in major organizations and significant expertise in executive leadership and corporate governance. As a result of a focused approach to board refreshment, the bank has identified five new independent directors with expertise in global banking, governance, risk management and regulatory compliance to join the board. Four of these individuals are being presented as nominees for election by our shareholders at the meeting. The fifth, Frank Pearn, is not being presented as a nominee for election at the meeting due to a change in his personal circumstances which occurred after the bank’s announcement on January 17, 2025. Instead, the bank expects to appoint Mr. Pearn as a director to the board on or about August 25, 2025. They join seven independent board members who have joined the board in the preceding three years, to strengthen the board’s expertise. The following chart identifies the “key areas of expertise/experience” for each independent director nominee on a consolidated basis, with a description of each skill/experience category included in the chart. Each of the key areas of experience competencies in the skills matrix were reviewed and expanded by the board in January 2025.
24   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Key Areas of Experience	Ana Arsov	Ayman Antoun	Cherie L. Brant	Elio R. Luongo	Alan N. MacGibbon	John B. MacIntyre	Keith G. Martell	Nathalie M. Palladitcheff	S. Jane Rowe	Nancy G. Tower	Ajay K. Virmani	Mary A. Winston	Paul C. Wirth
Audit, Accounting and Finance: experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of issues that can reasonably be expected to be raised by the bank’s financial statements; familiarity with internal financial/accounting controls, financial accounting and reporting.	✔			✔	✔	✔	✔	✔	✔	✔		✔	✔
Capital Markets/Treasury: capital markets, international financial markets, investment banking and/or mergers and acquisitions experience in a senior leadership position at issuer, bank or other market participant.	✔					✔			✔	✔		✔	✔
Environmental and Social Sustainability: understanding of leading practices of corporate responsibility and sustainability, including measures of environmental (including climate-related) and social performance.	✔		✔		✔			✔	✔			✔
Leadership/Strategic Planning in a large, complex organization: experience working as a senior leader (senior executive and/or board) of a large publicly listed company or other large complex organization; and/or other senior leadership experience in developing or driving strategic direction.	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔	✔
Financial Services: senior leadership or other comparable experience at a large financial institution or in the financial services industry, including investment banks and insurance companies.	✔					✔	✔		✔				✔
Government/Public Affairs: senior leadership experience in, or understanding of, government and public policy in Canada and/or internationally.		✔	✔				✔
Legal/Regulatory/Compliance: senior leadership experience in the management and/or oversight of legal, compliance and/or regulatory affairs in a financial services industry or other complex regulatory environment.	✔		✔	✔	✔		✔		✔	✔		✔	✔
Marketing/Consumer/Digital/Data: senior leadership experience in or familiarity with marketing and /or digital or data management with a focus on retail customer service, insights and preferences.		✔									✔
Operational Excellence: senior leadership or other comparable experience in the development and execution of short and long-term operational effectiveness in a large and complex environment.		✔		✔	✔			✔		✔	✔	✔	✔
Risk Management: senior leadership experience in the effective identification, assessment and management of financial and non-financial risks, including current and emerging risks to which the bank may be exposed, and of the systems and controls used to identify, measure, monitor, report on, and mitigate risks.	✔	✔	✔	✔	✔	✔	✔		✔	✔	✔		✔
Human Capital Management: senior leadership experience in human resources, leadership development, workplace culture, talent management and succession, compensation and risk management.	✔	✔			✔	✔			✔	✔	✔	✔	✔
Cybersecurity, Technology and Information Security: senior leadership experience in technology, data management and innovation, including the management of technology projects and related impacts on strategy at a large complex organization and/or the understanding of issues related to the protection of technology systems and devices (including cybersecurity) and the collection, use and protection of data.		✔								✔
In addition, Mr. Pearn is an accomplished banking executive with valuable experience, who is expected to be appointed to the board effective on or about August 25, 2025. Mr. Pearn is expected to be appointed to the human resources and remediation committees at that time. For shareholders’ reference, Mr. Pearn has the following skills and experience: audit, accounting and finance; leadership/strategic planning in a large, complex organization; financial services; legal/regulatory/compliance; operational excellence; risk management and cybersecurity, technology and information security.
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Board and Committee Meeting Attendance
During the 12 months ended October 31, 2024, the board held nine regularly scheduled meetings and seven special meetings. Special meetings are called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. In addition, update sessions between meetings may be held to allow management to keep directors up-to-date on developments important to the board’s oversight role. Directors may also from time to time attend other committee meetings by invitation. The bank’s directors collectively attended 97% of all board and applicable committee meetings during fiscal 2024. All director nominees attended a minimum of 85% of total eligible board and committee meetings during fiscal 2024. Each director nominee’s attendance at board and applicable committee meetings during fiscal 2024 is set out in each of the “Director Nominee Profiles” in the “Director Nominees” section of this circular.
The table below shows board meeting and committee meeting attendance in fiscal 2024 of directors not standing for re-election at the meeting.
	Meetings	Attendance
Amy W. Brinkley
Board	16 of 16	100%
Corporate Governance	8 of 8	100%
Human Resources Committee	9 of 9	100%
Risk Committee	10 of 10	100%
Colleen A. Goggins
Board	15 of 16	94%
Risk Committee	8 of 10	80%
Brian C. Ferguson
Board	15 of 16	94%
Audit Committee	10 of 10	100%
Karen E. Maidment
Board	16 of 16	100%
Corporate Governance Committee	4 of 4	100%
Human Resources Committee	9 of 9	100%
Risk Committee	10 of 10	100%
Bharat Masrani
Board	16 of 16	100%
Claude Mongeau
Board	15 of 16	94%
Human Resources Committee	9 of 9	100%
Corporate Governance Committee	3 of 4	75%
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DIRECTOR COMPENSATION
Director compensation is structured to compensate directors for their time and effort overseeing the effective operation of the bank, and to align directors’ interests with those of shareholders. All of the bank’s directors devote considerable time to their duties, in light of the size and complexity of the bank and the intensity of regulatory oversight and scrutiny. The bank believes in a simple, easy to understand director compensation structure designed to attract and retain directors with the necessary skills and capabilities. Directors are compensated on an annual basis to cover all aspects of their workload and responsibilities as directors of the bank.
The board’s corporate governance committee is responsible for reviewing all aspects of director compensation to satisfy itself that director compensation remains appropriate within the market. The board determines the form and amount of director compensation based on the recommendation of the corporate governance committee.
ELEMENTS OF DIRECTOR COMPENSATION
The following table provides an outline of the different elements of director compensation for non-management directors for fiscal 2024. Mr. Masrani did not receive any compensation for serving as a director because he was compensated in his role as Group President and Chief Executive Officer of the bank.
Annual Cash Retainer	2024
Board Chair(1)	$260,000
Other directors(2)	$130,000
Equity Award(3)
Board Chair	$260,000
Other directors	$130,000
Additional Committee Membership Fees
Chair of a board committee(4)	$57,500
Additional committee memberships(5)	$17,500
Special board and committee meeting fee(6)	$1,500

(1)
Does not receive any committee or special meeting fees.

(2)
Includes compensation for serving on one committee.

(3)
Subject to board approval, directors may receive an equity award paid in the form of DSUs.

(4)
A minimum of 50% of committee chair fees are paid in DSUs.

(5)
Applies to directors who serve on more than one committee. Committee chairs are not paid an additional fee for serving on the corporate governance committee.

(6)
For each special (i.e., non-scheduled) meeting in excess of an aggregate of five special board or committee meetings attended during the fiscal year.

In addition to the fees listed above, certain directors are entitled to annual travel fees in recognition of time spent travelling to board and committee meetings, which are typically held at the bank’s head office in Toronto: $10,000 for directors with a principal residence in Québec, $20,000 for directors with a principal residence outside Ontario or Québec, and an additional $15,000 for any director for whom there are no direct flights departing near the location of their city of principal residence.
For acting as members of the audit committee of the bank’s Canadian federally-regulated financial institution subsidiaries and insurance subsidiaries, the audit committee chair annually receives an additional $5,000 and all other audit committee members annually receive an additional $2,500.
Under the bank’s Outside Director Share Plan, a non-employee director may elect to receive all or a portion of their annual cash fees in the form of cash, common shares and/or DSUs, in all cases paid quarterly. Common shares are valued using an average cost per common share on the TSX on the purchase date. DSUs are phantom share units that track the price of the common shares, receive additional DSUs when dividends are paid on common shares and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase date or grant date. DSUs vest immediately and may be redeemed in cash after the director leaves the service of the board.
The bank does not issue stock options as part of director compensation.
Following a review of director compensation in 2024, the corporate governance committee recommended, and the board approved, a change to director compensation arrangements for fiscal 2025. Directors with a primary residence in the U.S. will receive their director compensation in U.S. dollars and the SOR for these
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directors will be based on U.S. dollars. This change supports the attraction and retention of U.S. directors with the necessary experience and capabilities to help execute on the bank’s strategy. A majority of the bank’s directors must be, and are, resident Canadians under the Bank Act, and will continue to receive their director compensation in Canadian dollars. The last time changes were made to director compensation was with respect to fiscal 2023.
DIRECTOR COMPENSATION TABLE
The following table summarizes compensation paid to non-employee directors during 2024.
	Fees Earned
Name(1)	Annual Cash Retainer ($)	Additional Committee ($)	Special Meetings(2) ($)	Committee Chair ($)	Travel Allowance ($)	Total Annual Fees(3) ($)	Share-based Awards(4)(5) ($)	All Other Compensation(6) ($)	Total(7) ($)
Ayman Antoun(8)(9)	75,834	10,209	1,500	—	—	87,543	205,834	378,192	671,569
Cherie L. Brant	130,000	—	—	—	—	130,000	130,000	—	260,000
Amy W. Brinkley(9)(10)	130,000	17,500	9,000	57,500	20,000	234,000	92,001	600,790	926,791
Brian C. Ferguson(10)	130,000	—	5,500	—	20,000	155,500	65,000	—	220,500
Colleen A. Goggins(10)(11)	130,000	—	1,500	—	20,000	151,500	92,001	167,175	410,676
David E. Kepler(12)	65,000	8,750	—	—	10,000	83,750	—	—	83,750
Brian M. Levitt(12)	97,500	—	—	—	—	97,500	—	—	97,500
Alan N. MacGibbon(9)	227,500	4,375	—	4,792	—	236,667	260,000	490,707	987,374
John B. MacIntyre	130,000	—	3,000	—	—	133,000	130,000	—	263,000
Karen E. Maidment(10)(13)	130,000	17,500	7,500	28,750	—	183,750	65,000	27,594	276,344
Keith G. Martell	130,000	17,500	7,000	—	20,000	174,500	130,000	—	304,500
Claude Mongeau(10)	130,000	—	6,000	28,750	10,000	174,750	65,000	—	239,750
S. Jane Rowe	130,000	—	5,500	—	—	135,500	130,000	—	265,500
Nancy G. Tower	130,000	17,500	11,000	52,708	20,000	231,208	130,000	—	361,208
Ajay K. Virmani	130,000	—	1,500	—	—	131,500	130,000	—	261,500
Mary A. Winston(9)	130,000	—	5,500	—	20,000	155,500	184,002	486,118	825,620

(1)
Details of compensation received by Mr. Masrani, as Group President and Chief Executive Officer, for fiscal 2024 are provided in the “Summary Compensation Table” on page 66 of this circular. Mr. Masrani does not appear in this table as he was an employee-director after having been named Group President and Chief Executive Officer of the bank in fiscal 2015. Mr. Masrani did not receive any compensation for serving as director of the bank or on any bank subsidiary boards (TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.).

(2)
The amounts reported in the “Special Meetings” column represent fees paid for special board and committee meetings, as well as the fees paid to members of the audit committee for acting as the committee of the bank’s Canadian federally-regulated financial institution subsidiaries and insurance subsidiaries.

(3)
Amounts reported in the “Total Annual Fees” column were received entirely in DSUs or common shares, instead of cash, except as follows:

Name	Annual Cash Retainer	Committee Chair Fees	Other Annual Fees
Cherie L. Brant	40% cash	—	—
Amy W. Brinkley	100% cash	50% cash	100% cash
David E. Kepler	100% cash	—	100% cash
Karen E. Maidment	100% cash	50% cash	100% cash
Keith G. Martell	40% cash	—	40% cash
Mary A. Winston	40% cash	—	—

(4)
DSUs awarded on December 12, 2024 relate to the period from November 1, 2024 to October 31, 2025. The grant date fair value is determined using the closing price for common shares on the TSX on the trading day prior to the grant date. The DSU awards reported are the most recently approved. The bank does not issue stock options as part of director compensation. Directors can elect to receive a portion of their retainer in the form of DSUs, which are notional units only and settled in cash after the director leaves the service of the board. Details on DSUs awarded on December 12, 2023 are available in the 2024 management proxy circular.

(5)
Beginning in fiscal 2025, directors whose primary residence is in the U.S. are paid their director compensation in U.S. dollars. The exchange rate used to convert the annual equity awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (C$1.4154 = US$1.00).

(6)
The amount reported in the “All Other Compensation” column represents the fees paid for serving as a board member of certain bank subsidiaries. Directors of TD Group US Holdings LLC were paid an annual fee of $70,000 in fiscal 2024. Compensation arrangements for directors of TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A included the following in 2024 as applicable: an annual cash retainer of US$97,500; an annual equity award of US$110,000 granted on December 12, 2024; an additional committee membership fee for serving on two committees of US$12,500; risk and audit committee chair fees of US$42,000; interim U.S. Bank Secrecy Act (BSA)/AML committee chair fees of US$100,000 and committee member fees of US$50,000; and special meeting fees of US$1,500 per meeting in excess of five special meetings or eight meetings of any one

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committee. The exchange rate used to convert U.S. dollar compensation, excluding the annual equity award, to Canadian dollars was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (C$1.3590 = US$1.00). The exchange rate used to convert the annual equity awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (C$1.4154 = US$1.00).
(7)
The total director compensation paid in fiscal 2024, which is comprised of the amounts disclosed in the “Total Annual Fees” column and equity awarded on December 12, 2023, or in the case of Mr. Antoun on May 28, 2024, was $4,522,002.

(8)
Mr. Antoun was elected to the board on April 18, 2024 and his annual fees were pro-rated accordingly. Mr. Antoun received an equity award on May 28, 2024 of $75,834 in respect of fiscal 2024, and an equity award on December 12, 2024 of $130,000 in respect of fiscal 2025.

(9)
The amount reported in the “All Other Compensation” column represents the fees paid to Mr. Antoun, Ms. Brinkley, Mr. MacGibbon, and Ms. Winston for serving as a board member of the following bank subsidiaries: TD Group US Holdings LLC, TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.

(10)
Ms. Brinkley, Mr. Ferguson, Ms. Goggins, Ms. Maidment, and Mr. Mongeau are not standing for re-election at the annual meeting and their equity awards were pro-rated accordingly.

(11)
The amount reported in the “All Other Compensation” column represents the fees paid to Ms. Goggins for serving as a board member of the following bank subsidiaries: TD Bank US Holding Company, TD Bank, N.A., and TD Bank USA, N.A.

(12)
Mr. Kepler and Mr. Levitt did not stand for re-election at the annual meeting held on April 18, 2024 and their annual retainer fees were pro-rated accordingly.

(13)
The amount reported in the “All Other Compensation” column represents the fees paid to Ms. Maidment for serving as a board member of the bank’s subsidiary TD Group US Holdings LLC and associated duties, including attending certain meetings of the TD Bank US Holding Company board of directors and risk committee.

DIRECTOR SHARE OWNERSHIP REQUIREMENT
Under the bank’s director SOR, non-employee directors are expected to acquire common shares with a value equivalent to at least six times their annual cash retainer. DSUs are considered the equivalent of common shares for the purposes of the directors’ SOR.
Directors have five years from their first election or appointment date to meet the SOR. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the SOR has been achieved. Directors who are also officers of the bank are subject to separate share ownership requirements, as described in the “Additional Disclosure” section of this circular.
The SOR for non-employee directors are:
•
Board Chair: 6 × annual cash retainer (6 × $260,000 = $1,560,000)

•
Other directors: 6 × annual cash retainer (6 × $130,000 = $780,000)

Each of the bank’s current non-employee directors are in compliance with the SOR. Each director’s share ownership is set out in the “Director Nominees” section of this circular.
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SUSTAINABILITY AND CORPORATE CITIZENSHIP AT TD
The bank regularly reports on its goals and performance across a range of dimensions to its various stakeholders. The Annual Report focuses on financial performance. The Sustainability Report focuses on environmental, social, governance (ESG) topics that are important to TD because of the risks and/or opportunities they pose to the bank, our customers, our communities or our colleagues, and aligns with industry standards and frameworks. The TD Ready Commitment newsletters cover a number of the bank’s philanthropic activities and other forms of support for communities in 2024. These reports and newsletters are available on the bank’s website at www.td.com. You can learn more about highlights of the activities covered by these reports, other than the Annual Report, below.
TD’s approach to sustainability is guided by the bank’s purpose to enrich the lives of its customers, colleagues, and communities. For the bank, making progress on ESG issues is not just a risk to manage — it’s also a significant opportunity for growth.
Building on a Decade of Strong Sustainability Performance
•
2014 — TD issues the first green bond ($500M) from a Canadian commercial bank. TD Insurance signs the United Nations Principles for Sustainable Insurance.

•
2017 — TD announces a target of $100B by 2030 in low-carbon lending, financing, asset management and other programs to support the transition to a low-carbon economy.

•
2018 — Launch of the TD Ready Commitment, targeting $1B by 2030 towards community giving aligned to 12 United Nations Sustainable Development Goals.

•
2020 — TD announces a Climate Action Plan, which includes a goal to achieve net-zero greenhouse gas (GHG) emissions by 2050 in accordance with the Paris agreement, and a TD Securities ESG Solutions group.

•
2021 — TD announces an interim target to achieve an absolute reduction in GHG emissions from its operations (Scope 1 and 2 GHG emissions) by 25% by 2025, relative to a 2019 baseline.

•
2022 — TD announces 2030 interim targets for its Scope 3 financed emissions for the Energy and Power Generation sectors.

•
2023 — TD announces its social framework, TD Pathways to Economic Inclusion, and a $500B Sustainable & Decarbonization Finance Target to support key environmental, decarbonization and social activities by 2030. The bank sets 2030 interim targets for its Scope 3 financed emissions for the Automotive Manufacturing and Aviation sectors.

•
2024 — TD exceeds client engagement goal in Energy and Power sectors, and extends its goal to two additional sectors (Automotive Manufacturing and Aviation). The bank discloses new targets for its social framework, and announces a three-year Community Impact Plan to provide an estimated US$20 billion supporting lending, philanthropy, banking access and other activities for the benefit of diverse and underserved communities in the U.S.

This Year’s Sustainability Performance Highlights
TD will release its 2024 Sustainability Report in March 2025 which will include information about its sustainability strategy and performance. Set out below is a summary of TD’s sustainability performance highlights.
Sustainable Finance
•
On track with progress toward the bank’s Sustainable & Decarbonization Finance Target.

•
Issued a US$500 million three-year green bond in December 2023 led by a syndicate of underwriters including minority-, women- and veteran-owned enterprises. This is the bank’s fifth sustainability-themed bond.

Environment
•
Within the upcoming 2024 Sustainability Report, disclosed results on the bank’s footprint and targets for its Scope 1 and 2 emissions and the Scope 3 financed emissions attributed to TD.

•
Achieved the bank’s client engagement target, having engaged with clients who emit over 75% of the attributed financed emissions to TD in each of the Energy, Power Generation and combined Automotive Manufacturing and Aviation components of the Transport sector.

•
Launched an Enterprise Transition Program, which is working to guide TD in implementing and evolving its business practices in line with low-carbon transition.

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Social
•
Within the upcoming 2024 Sustainability Report, disclosed progress against the three pillars of its social framework, TD Pathways to Economic Inclusion.

•
Welcomed the first and second cohorts of recipients of the TD Scholarship for Indigenous Peoples, administered by AFOA Canada.1

•
Held an inaugural Housing Summit at Howard University in Washington, D.C. in April 2024 to discuss today’s affordable housing crisis and common needs, challenges, and viable, collaborative solutions.

Sustainability Governance
•
Started the transition from voluntary reporting to regulatory reporting following OSFI’s Guideline B-15 on Climate Risk Management (Guideline B-15), established internal governance structure to oversee TD’s progress toward Guideline B-15 compliance, and participated in OSFI’s Standardized Climate Scenario Exercise.

•
Updated policy to clarify enhanced due diligence process to be followed where free, prior and informed consent (FPIC) considerations arise, and provided training across relevant lines of business to raise awareness on importance of FPIC considerations and TD’s policy changes.

•
Recognized as “Best Corporate Sustainability Strategy: Bank” at the 2024 ESG Investing Awards.

Board Engagement on Sustainability, Governance and Other Matters
The bank recognizes the importance of engagement of directors with shareholders and governance stakeholders on areas core to the board’s mandate and is committed to proactive, open and responsive communications with shareholders, stakeholders and other interested parties. In 2024, directors held over 50 engagement sessions with investors and other key stakeholders, including more than 30 institutional shareholders, to receive feedback on sustainability, AML, governance, compensation and other matters. Such engagement sessions included 25 meetings held by the Board Chair and the HRC Chair with institutional shareholders on sustainability matters, and 23 meetings held by the Board Chair and other directors with institutional investors and other stakeholders to discuss AML remediation in the last two calendar months of 2024. As part of these engagement sessions with shareholders and other stakeholders, directors received feedback and perspectives on topics including AML remediation, board renewal, executive compensation and CEO transition. On January 17, 2025, the bank issued a news release addressing these topics and subsequently engaged with shareholders for feedback. The response was largely positive, with shareholders appreciating the board renewal, executive compensation and accountability, and accelerated CEO transition. Additional information on how the bank has taken decisive action on each of these areas is included in the circular. For example, for information on comprehensive actions TD has taken to support AML remediation, refer to the Report of the Board of Directors starting on page 124; for information on board renewal, see the Director Nominees section starting at page 13; for information on executive accountability through compensation actions and on the accelerated CEO transition, see the Human Resources Committee Letter to shareholders starting on page 35 of the circular. The Board Chair and directors continue to engage with institutional investors on these matters. Additional detail on board engagement on sustainability matters is set out in the chart below and in the bank’s Sustainability Report.

1
For information on this program, see the TD Scholarship for Indigenous Peoples and AFOA Canada websites.

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	Summary of Sustainability Responsibilities	Examples of 2024 Engagement(1)
Board of Directors
•
Approves TD’s strategy and business objectives and oversees the implementation, execution and monitoring of performance, including with respect to TD’s corporate citizenship and Sustainability strategy and goals

•
Approves TD’s Risk Appetite Statement and reviews the bank’s risk profile and performance, including E&S risks

•
Oversees TD’s risk culture and the identification and monitoring of top and emerging risks affecting TD and management of those risks in accordance with TD’s Risk Appetite Statement and Enterprise Risk Framework, including E&S risk

•
Oversees the establishment of TD’s culture of integrity and compliance through its Code of Conduct and Ethics, Culture Framework, Conduct Risk Management Policy, Raising Conduct and Ethics Concerns Policy and Anti-Bribery and Anti-Corruption Policy

•
Reviews and approves significant sustainability commitments of the bank

For further information, refer to TD’s Board Charter

•
Received and deliberated on regular updates on TD’s enterprise Risk Dashboard, including E&S and AML risks

•
Reviewed progress related to the bank’s ESG strategies, priorities and programs, including TD’s Climate Target Operating Model, TD Pathways to Economic Inclusion, and TD’s Climate Action Plan and its elements, including metrics and targets

•
Approved Fiscal 2025 Integrated Plan which includes sustainability metrics

•
Received and considered updates on the bank’s financed emissions targets and reporting

•
Approved TD Modern Slavery and Human Trafficking Report

•
Received and discussed reports from the committee chairs after each committee meeting regarding the committees’ activities, including those described below

Corporate Governance Committee (CGC)
•
Oversees and monitors TD’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility and E&S matters, including:

–
Keeps abreast of international trends, best practices and standards in disclosure of ESG matters, including with respect to climate-related matters

–
Updates the board on ESG matters

–
Reviews TD’s Modern Slavery and Human Trafficking Report

•
Reviews TD’s annual Sustainability Report

•
Develops and recommends to the board corporate governance principles, including the Code of Conduct and Ethics, to foster a healthy governance culture

•
Oversees conduct risk and enterprise-wide complaints

•
Oversees directors’ continuing education, including with respect to ESG matters

•
Oversees shareholder engagement practices

For further information, refer to TD’s CGC Charter

•
Received and deliberated on updates on sustainability strategy, reporting and performance

•
Received and considered updates on enterprise social framework targets, the Sustainable & Decarbonization Finance Target, financed emissions, and related reporting

•
Received and considered a report on compliance monitoring with respect to TD’s Code of Conduct and Ethics

•
Monitored ESG-related risks and opportunities, including receiving presentations on stakeholder feedback, governance developments and ESG materiality assessments

•
Received and deliberated on an update regarding OSFI Guideline B-15

•
Received and deliberated on updates on Enterprise Conduct Risk Management

•
Reviewed and recommended for board approval TD Modern Slavery and Human Trafficking Report

•
Reviewed an annual calendar of proposed ESG-related presentations for the board and its committees

(1)
For further information on Board Engagement on Sustainability matters, refer to TD’s Sustainability Report.

32   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

	Summary of Sustainability Responsibilities	Examples of 2024 Engagement(1)
Risk Committee
•
Approves TD’s Enterprise Risk Framework (ERF) and its major risks as set out in the ERF

•
Reviews and recommends TD’s Enterprise Risk Appetite Statement for approval by the board and oversees management of its risk profile and performance against its risk appetite, including reviewing and approving significant risk management frameworks and policies

•
Provides a forum for analysis of enterprise risk trends and current and emerging risks, including E&S risks

For further information, refer to TD’s Risk Committee Charter

•
Conducted regular reviews of TD’s enterprise Risk Dashboard including E&S and AML risks

•
Received and deliberated on an update on ESG Risk Management, including with respect to readiness for OSFI B-15 Climate Risk Management Guideline and related requirements

Human Resources Committee (HRC)
•
Oversees and monitors the bank’s people strategy, organization structure and compensation strategies, plans, and policies, including that practices are consistent with the sustainable achievement of the bank’s strategic ambitions, business objectives, prudent management of its operations and risks, and safeguarding of its unique and inclusive culture

•
Reviews and approves the bank’s Culture Framework

•
Oversees and monitors the bank’s policies and programs to support a healthy and safe workplace and business environment for employees, to promote employee well-being and engagement, and to support diversity, equity and inclusion

For further information, refer to TD’s HRC Charter

•
Reviewed performance against 2024 ESG goals when determining the business performance factor and compensation awards for the Senior Vice President (SVP) and above population in the Executive Compensation Plan (ECP), including the CEO and members of the Senior Executive Team

•
Reviewed the TD Culture Framework and dashboard monitoring activities

•
Monitored the progress on the Colleague Experience enterprise priority and people strategy key initiatives

•
Reviewed pay equity programs and significant colleague compensation initiatives and outcomes

•
Reviewed diversity, equity and inclusion strategy and outcomes

Audit Committee
•
Oversees financial reporting and disclosures, and the effectiveness of internal control systems and processes in the areas of reporting (financial, operational and risk) and operations

•
Oversees the Internal Audit Division of the bank

For further information, refer to TD’s Audit Committee Charter

•
Received and considered presentation on planned Sustainability Reporting Suite

•
Received and considered update on ESG assurance of certain key performance metrics to be included in TD’s Sustainability Reporting Suite

Diversity as a Core Capability
The board recognizes and embraces the benefits of diversity in its membership as a competitive advantage, as it brings the necessary capabilities to support the work of the board. This year, women comprise 43% (6 of 14) of all director nominees. In addition, 57% (8 of 14) of all director nominees voluntarily self-identified as a visible minority, an Indigenous person, 2SLGBTQ2+, or a person with a disability. This includes 43% (6 of 14) who self-identified as a visible minority or an Indigenous person.
The bank also aspires to have a senior management team that has a range of capabilities, including an aspirational goal to reach 45% representation of women in roles titled vice president and above in Canada by 2025. When making senior management appointments, the bank considers all characteristics, skills and experiences that contribute to the candidate's capabilities. All appointments are made on a non-discriminatory basis, consistent with applicable laws. The bank invests significant resources in talent development initiatives to support the development and advancement of all of its employees. At October 31, 2024, women comprised 42.7% of all roles titled vice president and above in Canada and 38.5% of the bank’s SET
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members. All of the bank’s SET members speak fluent English and two speak fluent French. Other languages spoken by one or more of the bank’s SET members include Cantonese, Hindi, Korean, Russian and Spanish. Combined Black, Indigenous and minority representation in VP+ executive roles in Canada was 29.1%. All talent decisions are part of the bank’s talent management standards and policies, requiring decisions on talent development, promotions and appointments to be based on capability and hiring the most qualified talent into every role. Additional information about the bank’s progress to a workforce that has the skills and experiences necessary to deliver the bank’s strategy will be included in the bank’s 2024 Sustainability Report, scheduled for release in March 2025.(1)
Linking ESG Factors in Executive Compensation
The bank incorporates a number of ESG factors into the key metrics used to help determine the variable compensation pool for the SET. These ESG metrics supplement customer experience metrics, and are related to the bank’s overall sustainability strategy, including goals related to climate change; diversity, equity and inclusion; and employee engagement. For fiscal 2024, in recognition of the importance and collective accountability to make progress on sustainability priorities, the bank extended the consideration of ESG metrics to all SVPs and above who participate in the ECP. Additional information about these ESG metrics, results and associated impact on variable compensation awards for members of the SET begins on page 58 of this circular.
Equitable Pay
The bank regularly reviews its structures and practices to confirm they are operating as intended and outcomes are fair, appropriate and compliant with local laws. After adjusting for factors such as level, geography and role, during 2024:
•
Women globally earned more than 99 cents for every dollar earned by men;

•
Visible minorities in Canada earned more than 99 cents for every dollar earned by colleagues who do not identify as visible minorities; and

•
Minorities in the U.S. earned one dollar for every dollar earned by colleagues who do not identify as minorities.

For further information on Equitable Pay, refer to the “Approach to Employee Total Rewards” section of this circular.

(1)
Board and executive officer gender diversity information included here and elsewhere in the management proxy circular addresses mandatory disclosure requirements under National Instrument 58-101 and Form 58-101F1 established under applicable securities laws.

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HUMAN RESOURCES COMMITTEE
LETTER TO SHAREHOLDERS
Dear Shareholder,
On behalf of the board of directors, as part of its mandate, the human resources committee (referred to in this letter as “HRC” or the “committee”) oversees both the bank’s senior executive succession planning process and the bank’s approach to executive compensation, including the compensation of the Chief Executive Officer (CEO) and the members of the Senior Executive Team (SET), all of whom participate in the Executive Compensation Plan (ECP).
The most important work of the committee this past year was the recommendation to the board on the bank’s new CEO, which was a culmination of a multi-year process. The incoming CEO was selected after a robust process, supported by external consultants, that considered a variety of candidates, focusing on the skills and experiences required to lead the bank into the future. The new CEO’s leadership emphasizes transparency, accountability and alignment of the bank’s transformation goals and day-to-day operations. Mr. Raymond Chun assumed the role following a challenging year for the bank. The HRC has overseen the transition process with an eye toward rebuilding investor confidence and advancing operational excellence.
The committee also responded to the bank’s U.S anti-money laundering (AML) failures with a clear focus on accountability and leadership renewal. This was most significantly reflected in the actions arising from the review undertaken of the individuals with front-line or leadership accountability for the U.S. AML program failures, as well as consideration of senior leadership responsibility, including the CEO, for the bank’s performance.
PAST YEAR HIGHLIGHTS AND ACTIONS TAKEN
CEO SUCCESSION
The committee provides oversight of succession planning, including the review and approval of the succession plans for senior officer positions and heads of control functions. As part of this responsibility, the committee reviews the development plans of the SET and reviews and confirms, at least annually, the organizational structure of the senior management positions of the bank. In addition, the committee is assigned the responsibility to conduct ongoing reviews of the CEO succession plan and recommends such plan to the board for approval.
The HRC, on behalf of the board, led a lengthy and robust CEO succession process, which included the identification and evaluation of several candidates and consultation with independent external advisors, which culminated in the bank’s selection of Mr. Chun as Group President and CEO. The committee also determined an appropriate transition period, during which time Mr. Chun would serve as Chief Operating Officer (COO) of the bank. Throughout the process, the committee worked closely with external advisors, who provided insights and input, including:
•
Developing and approving a CEO profile, including leadership attributes and experience markers required for a CEO to successfully lead the bank in a rapidly complex and changing environment;

•
Regularly reviewing and updating the CEO profile to reflect the evolving internal and external environments, including the necessary capabilities and experiences to lead the bank, in the context of the AML issues and regulatory requirements;

•
Overseeing an external talent scan to include consideration of a range of candidates;

•
Conducting in-depth assessments of candidates and their critical experiences against the CEO profile, including direct experience leading complex and revenue generating businesses, regulatory change, and large leadership accountability;

•
Making continued investments in the development of SET, supported by external leadership consultants; and

•
Building comprehensive development plans for potential internal candidates, ongoing coaching, interaction and assessment by the board.

The detailed CEO succession planning process took place over a period of several years to identify, assess, and support the development of a number of internal candidates. Candidates were continually re-assessed against the CEO profile, ensuring the successful candidate has the necessary capabilities to successfully lead the bank in the context of its current and future needs. All directors had access to the bank’s consultants and were engaged throughout the process. At the conclusion of the process, the board made the unanimous decision to appoint Mr. Chun as Group President and CEO, effective April 10, 2025, on the retirement of Mr. Bharat Masrani. At the time of the decision, the global resolution of the investigation into the bank’s U.S. AML program was not complete. With the global resolution now final, and after a number of months of
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transition preparation, the board concluded, upon the recommendation of the HRC, that Mr. Chun’s effective date as CEO would be accelerated to February 1, 2025.
Mr. Chun is a dynamic leader with a long track record of success across multiple leadership roles, with a proven ability to drive change, deliver outcomes, and build strong, high-performing teams. Throughout his career, he has delivered exceptional customer experiences, improved the performance and strength of the businesses he led, and designed strategies to enhance competitiveness and performance.
The expectations of a CEO leading a financial institution have evolved over time, and Mr. Chun is the right CEO to lead TD through the next phase. Under Mr. Chun’s leadership, and an experienced SET, whose skills and experiences complement one another, the bank is delivering the necessary change focused on regulatory compliance, customer-centricity and operational excellence.
AML CONSIDERATIONS
While progress was made on a number of strategic initiatives and objectives in 2024, the AML investigations and their resolution had a significant impact on the bank. When determining compensation for this year, with the assistance of research, analysis and advice from independent external advisors, the HRC and the board carefully considered the impact of the AML matter, including the penalties paid by the bank, the conditions imposed by regulators, and feedback received during shareholder engagement activities. Accountability reviews were undertaken to identify and assess individuals accountable for the U.S. AML failures and determine appropriate performance management and compensation outcomes. The accountability review assessed individuals across all three lines of defense (front line, control functions and internal audit). Rigorous governance routines and calibration processes were followed to support individual accountability assessments and impacts. A range of outcomes were considered as part of the accountability review, including reductions in variable compensation, termination of employment, impacts to performance ratings, and forfeiture or clawback of variable compensation. Consideration of the leadership accountability for current and past members of the SET was also carefully assessed as part of the review. In making the final decisions, the committee balanced the need to attract and retain key employees to drive the continued remediation activities, against the bank’s long-term strategies, business priorities, and other financial and reputational and risk factors.
Key actions taken and outcomes include:
•
As previously announced, new leadership was appointed for the global and U.S. AML teams with the necessary expertise in law enforcement and AML remediation from other large financial institutions, to enhance the bank’s Bank Secrecy Act (BSA)/AML program and guide this critical work. Over 40 new executives and 700 highly skilled AML professionals have been hired to strengthen the bank’s risk and compliance capabilities;

•
The departure of 22 individuals identified through the accountability reviews;

•
Although the executive team members that remain with the bank are and were not directly accountable or responsible for the AML teams, SET members’ compensation was reduced to align with the Bank’s performance; and

•
Executive compensation was adjusted to reflect the seriousness of the AML failures, the associated costs to the bank, and the limitations imposed on the U.S. retail business. In total, 41 executives, many who are no longer with the bank, received reductions to their variable compensation, totaling $30,000,000 during 2023 and 2024, including those with leadership responsibility for front line operations, control functions, and internal audit, as well as the former CEO and the SET.

The committee made a number of compensation determinations for the Named Executive Officers (NEOs) and current and former members of the SET:
•
No cash incentive award and no equity compensation for Mr. Masrani, given the AML outcomes occurred during his tenure as CEO. Total reduction was $13,500,000, which is in addition to the reduction of $1,000,000 made in 2023;

•
Reduced variable compensation by 35% for Mr. Salom as the Group Head, US Retail and President and CEO, TD Bank America’s Most Convenient Bank® (AMCB), with total reduction of US$1,487,500; and

•
Approved a business performance factor (BPF) of 75%, which included the determination that in light of the AML outcome, and the bank’s overall financial performance, variable compensation for 2024 would be reduced by at least 25% for all other members of the SET. The BPF affects all elements of variable compensation awarded to SET, including annual cash incentive, Performance Share Units (PSUs), and stock options awarded in respect of the year.

The committee also evaluated the impact of the bank’s performance on outstanding equity awards. The value of PSUs awarded in 2021, maturing in December 2024, was impacted by the share price performance
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of the bank and had been reduced 20% based on the performance of the bank relative to peers. The absolute and relative share price performance of the bank has impacted the value of all stock options and PSUs outstanding. As of October 31, 2024, the realizable value of deferred compensation awarded to the Mr. Masrani from 2021 to 2023 declined by 50% ($15,355,000) from the values originally awarded.
Over several months, the committee deliberated the decisions with respect to clawbacks of prior years’ compensation awards for relevant individuals, including senior management responsible for the AML program and the former CEO. With the assistance of external human resources and legal consultants, the committee reviewed and considered:
•
The findings of fact in the consent orders and agreements, which identified select individuals with knowledge and direct accountability for the AML program;

•
Whether the relevant individuals acted with integrity, consistent with the bank’s risk appetite and TD’s Code of Conduct and Ethics, or breached the terms of employment or post-employment agreements with TD;

•
The individual’s cooperation and conduct in respect of the regulatory investigations once the AML deficiencies were identified and the urgency and tone set with respect to remediation;

•
The proximity of the individuals to the issues identified, the context at the time and whether there were opportunities to address deficiencies at that time;

•
The terms of the bank’s incentive and equity programs and the legal basis required to support a clawback of incentive compensation;

•
The financial cost, time and uncertainty associated with legal proceedings necessary to implement clawbacks; and

•
The strategic cost of human capital and the associated impact on the bank’s talent strategies.

With careful review and consideration, including the key actions and outcomes noted above, the committee concluded that on balance the factors weighed against pursuing clawbacks, with respect to each of the relevant individuals.
With respect to Mr. Masrani specifically, based on his conduct and integrity throughout the investigations, his transparency with board members, his commitment to the remediation, his proximity to and lack of direct knowledge of the AML deficiencies, his overall performance during his tenure, and the other considerations noted above, the board concluded that the current compensation adjustments reflect the necessary accountability required and there would be no clawback of prior awards.
LEADERSHIP CONTINUITY AND REMEDIATION EFFORTS
In addition to overseeing the results of the accountability review, the committee regularly reviewed the human resources-related elements of the bank’s remediation program and the critical resources necessary to execute on remediation, including:
•
The overhaul of the AML program leadership and talent, including key executive hires, decision-making authorities and organization structures; and

•
The development of targeted compensation programs to support the retention of critical resources and talent to achieve remediation milestones and other key strategic outcomes.

In making the final compensation decision for Mr. Salom, the committee considered the critical role that Mr. Salom will continue to play in the remediation of the bank’s U.S. AML program. As a result, the committee approved a one-time Restricted Share Unit (RSU) award of US$2,000,000 for Mr. Salom, to be granted in 2025. Vesting of the award is subject to meeting AML remediation conditions and milestones.
EXECUTIVE COMPENSATION
During the course of the year, the committee considered a number of factors when determining compensation for the CEO, NEOs, and other SET members, including the performance of the business metrics included in the ECP funding framework, the impact of the U.S. AML resolution on the bank and its performance. These factors were balanced against the engagement and retention of colleagues critical to the long-term success of the bank as it addresses regulatory concerns. The Board Chair and the chair of the HRC reached out to a number of shareholders regarding these issues and challenges to take their feedback into consideration while making these decisions.
The compensation for the CEO, NEOs and other SET members is determined under the ECP funding framework, which remained unchanged from prior years and generates the funding pool available to award variable compensation. The diagram below provides a summary of the outcome of the bank’s performance in 2024 against the key measures and performance targets incorporated in the framework. Further details on each of the measures and targets can be found starting on page 48.
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Under the design of the ECP, the committee has the ability to reduce the BPF due to non-compliance with the risk appetite, or other items adversely affecting the performance of the bank by applying negative discretion to the pool funding. The committee determined that all SET members would have a reduction in variable compensation of no less than 25% from target (i.e. a BPF of 75%), which equated to a discretionary negative adjustment of 24.8%, to recognize the overall performance of the bank, including the out of risk appetite performance. The discretionary reduction was made after a holistic consideration of relevant factors, including the impact on the current and future performance of the bank, and to align senior executive compensation more closely to the interests of shareholders.
CEO COMPENSATION
Mr. Masrani retired from his position as Group President and Chief Executive Officer effective February 1, 2025. Mr. Chun was appointed Group President and Chief Executive Officer effective that date.
When determining the compensation for the CEO in respect of fiscal 2024, the committee considered the impact of the AML matter that occurred during Mr. Masrani’s tenure as CEO. Notwithstanding the progress made on various strategic initiatives, the overall performance of the bank, the importance of an effective CEO transition, and the efforts to implement the bank’s critical AML remediation program, the committee recommended to the board, and the board approved, no cash or equity incentive awarded in respect of fiscal 2024. This resulted in Mr. Masrani’s 2024 total direct compensation being reduced by 89% from $13,271,000 in 2023 to $1,500,000 in 2024. This is in addition to the $1,000,000 reduction made in 2023.
As noted above, the committee also evaluated the impact of the bank’s performance on outstanding equity awards. As of October 31, 2024, the realizable value of deferred compensation awarded to the Mr. Masrani from 2021 to 2023 declined by 50% ($15,355,000) from the values originally awarded.
For 2025, Mr. Masrani’s target compensation will be pro-rated for the period he continued in his role as Group President and CEO (November 1, 2024 to February 1, 2025). Mr. Masrani will remain available to the bank in an advisory capacity until July 31, 2025; during the transition, he will provide continuity on the bank’s critical AML remediation effort and in the advisory role, will receive a fee of $500,000 per month. Mr. Masrani will continue to receive certain health and other benefits, office and administrative support.
Mr. Chun assumed the role of COO on November 1, 2024, and the committee approved a total direct compensation target of $9,500,000 for the role. Mr. Chun’s total direct compensation target was increased to an annual rate of $12,000,000 when he assumed the role of Group President and CEO on February 1, 2025. His final 2024 total direct compensation target, reflecting the portion of year as COO and the portion of the year as Group President and CEO is $11,375,000.
LOOKING FORWARD
TD is advancing through a period of transformation, progress and change, by holding individuals accountable, strengthening confidence, enhancing transparency, and renewing governance. Under refreshed leadership and with a clear plan of action, the bank is focused on remediating challenges, driving meaningful reforms and building a stronger foundation for sustainable success.
We are committed to addressing the failures of our U.S. AML program and rebuilding investor confidence through a robust risk and control environment, supported by comprehensive efforts in AML compliance, organizational accountability and enhanced governance. This is our top priority and we have initiated a multi-faceted effort to strengthen the AML, culture and risk and control frameworks we need — for today and for the future.
The board remains committed to overseeing the remediation activities, supporting an effective CEO transition and sustaining these efforts through continuous improvement and a culture of ownership and transparency. The bank remains confident in the earnings growth potential of its Canadian Personal & Commercial Banking, Wealth Management & Insurance and Wholesale Banking segments. While the bank expects that U.S. remediation and balance sheet restructuring activities will impact the U.S. Retail segment, the bank remains committed to the U.S. market and we are confident in the strength of the U.S. franchise. We recognize the
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capital investments required to implement the necessary risk and control infrastructure to support the size and complexity of the bank will require focus on internal goals and objectives. As a result, in 2025 the BPF will continue to be determined primarily on internal measures, and relative performance will be temporarily paused when determining the BPF under the ECP. This temporary change to ECP does not impact the relative return on tangible common equity (ROTCE) metric in the ECP, or the relative total shareholder return (TSR) performance measure for PSUs. We are undertaking a comprehensive review of the ECP to ensure the program is fit for the current and future environment.
The committee will continue to hold senior management accountable for ensuring a timely and effective completion of all remediation activities and monitor progress on aligning the bank’s transformation with strategic goals.
SHAREHOLDER ENGAGEMENT
Each year, the Board Chair and the chair of the HRC proactively meet with a number of the bank’s largest institutional investors to provide an opportunity to discuss the bank’s approach to compensation and other sustainability, ESG and governance matters, as appropriate. During 2024, the Board Chair and other directors held over 50 engagement sessions with key stakeholders, including 25 meetings held by the Board Chair and the chair of the HRC with institutional investors. Our directors and executives are continuing active engagement with our shareholders in 2025. We value the feedback received through this process and consider it and other feedback received when we review our approach to compensation and our disclosure in respect thereof. We continue to welcome your feedback on the bank’s approach to compensation and invite you to email us c/o TD Shareholder Relations at tdshinfo@td.com should you have any questions. Emails from shareholders that are addressed to the Board Chair and express an interest to communicate directly with the independent directors on this topic will be provided to us.

Alan MacGibbon Board Chair	Claude Mongeau Chair of the Human Resources Committee

(1)
Details on the formula used to calculate the impact on funding for annual business metrics can be found on page 48 of this circular. Net income after tax (NIAT), has a weighting of 70%, customer experience & other ESG metrics have a weighting of 20%, and ROTCE has a weighting of 10% of the annual business metrics used to determine the BPF. Additional details on the determination of the BPF are provided starting on page 48 of this circular.

(2)
The bank prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and refers to results prepared in accordance with IFRS as the “reported” results. The bank also utilizes non-GAAP financial measures such as “adjusted” results and non-GAAP ratios to assess each of its businesses and to measure overall bank performance. To arrive at adjusted results, the bank adjusts for “items of note”, from reported results. The items of note relate to items that management does not believe are indicative of underlying business performance. The bank believes that non-GAAP financial measures and non-GAAP ratios provide readers with a better understanding of how management views the bank’s performance. For additional information about the bank’s use of non-GAAP financial measures, a list of the items of note, and a reconciliation of adjusted to reported results, refer to the “Financial Results Overview” section of the bank’s MD&A (available at www.td.com/investor and www.sedarplus.ca), which is incorporated by reference. Non-GAAP financial measures and ratios used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

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REPORT OF THE HUMAN RESOURCES COMMITTEE
Committee Members (at fiscal year-end)
Claude Mongeau (chair); Amy W. Brinkley; Alan N. MacGibbon; John B. MacIntyre; and Karen E. Maidment
Committee Members (as at April 10, 2025)
Assuming the election or re-election of the bank’s director nominees at the meeting, the human resources committee is expected to be reconstituted as follows:
John B. MacIntyre (chair); Ayman Antoun; Nathalie M. Palladitcheff; and Ajay K. Virmani
Frank J. Pearn is expected to join the human resources committee following his appointment to the board on or about August 25, 2025.
Independence The committee is composed entirely of independent directors	Meetings 9 during fiscal 2024, including 1 joint session with the risk committee	Performance The HRC reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2024
Responsibilities
The committee is responsible, on behalf of the board, for overseeing the human capital management and compensation policies and programs of the bank. Members of the committee are entirely independent and the committee uses independent external advisors to assist and provide advice and challenge in executing the committee’s accountabilities, including succession planning and SET compensation-related decision-making and responsibilities. The committee’s main responsibilities, as set out in its charter, include:

✓
Overseeing the people strategy of the bank, including talent management, learning and development, succession planning and other processes used to identify, evaluate, and develop the people, skills and capabilities necessary to meet the strategic ambitions of the bank;

✓
Overseeing the bank’s compensation, retirement (including defined benefit pension plans and defined contribution pension plans) and benefits programs on a global basis;

✓
Reviewing and approving the bank’s Culture Framework and overseeing management of the bank’s culture;

✓
Overseeing and monitoring the bank’s compensation strategy, plans, policies and practices for alignment to the Financial Stability Board (FSB) Principles for Sound Compensation Practices and Implementation Standards, including the appropriate consideration of risk;

✓
Recommending compensation for the CEO to the board of directors for approval, and approving compensation for other members of the SET; and

✓
Overseeing the succession planning process for the CEO and other senior executives, and approving the succession plans for members of the SET and heads of key control functions.

At each meeting, the committee meets without members of management present, and regularly meets with its independent advisors.
The committee’s oversight of the bank’s compensation, retirement and benefit programs is supplemented in certain jurisdictions by local committees that operate within the global governance framework established by the HRC. The primary role of the local committees is to provide enhanced oversight at a local level and to maintain alignment with the regulatory requirements in the jurisdictions in which the bank operates.
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Past Year Highlights and Actions Taken
Human Resources Related AML Remediation
•
Oversaw and regularly reviewed the human resources related elements of the bank’s remediation program and the critical resources necessary to execute the bank’s remediation program, including the overhaul of the AML program leadership and talent, key executive hires, decision-making authorities and organization structures, and developing targeted compensation programs to support the retention of critical resources and talent to achieve remediation milestones.

•
Review of the human resources related remediation activities with a focus on applying the learnings to other areas of the bank, where required, to further enhance control and oversight programs.

•
Oversaw the results of the AML accountability review, and the impacts made to individual performance assessments and compensation decisions as a result of risk or control issues identified during the year.

•
Determined the appropriate impacts to compensation for the CEO and SET members with a collective accountability for the performance of the bank.

•
Considered a number of factors when determining compensation, including performance of the business metrics included in the ECP funding framework, the impact of the U.S. AML resolution on the bank and its performance. These factors were balanced against the engagement and retention of colleagues critical to the long-term success of the bank as it addresses regulatory concerns.

•
Regularly reviewed updates on the external hiring of talent for key roles, with the necessary expertise in law enforcement and AML remediation from other large financial institutions, to support completion of remediation activities.

•
Participated in special meetings focused on the compensation implications of the AML matters and resolution.

•
Participated in a joint session with the risk committee to obtain information to appropriately consider risk when determining year-end variable compensation pools for executives and the funds available for other material incentive plans.

CEO Succession Process
•
Oversaw, on behalf of the board, the CEO succession process, and unanimously recommended the final CEO candidate, Mr. Chun, to the board for approval, including the acceleration of Mr. Chun’s succession to Group President and CEO effective February 1, 2025.

•
Oversaw the talent management and succession planning process for the CEO and other senior executives, including advisory support, enterprise talent management practices and senior executive development.

•
Oversaw changes to the SET, including the appointment of new senior executives to the SET, and a number of additional leadership changes to support development and succession.

•
Approved the succession plans for members of the SET and heads of key control functions.

•
Monitored the development and performance of all SET members.

Total Rewards
•
Reviewed and recommended performance objectives for the CEO and evaluated performance against these objectives.

•
Determined the appropriate year-end business performance factors for executives and employees.

•
Reviewed and approved a proposal by management to give all eligible non-executive colleagues a one-time award of five TD shares and an additional paid day off in 2025 to recognize the impact employees have made and invest in their well-being.

•
Reviewed compensation structures and outcomes to ensure consistency and fairness, the results of which are summarized beginning on page 70 of this circular.

•
Reviewed and approved changes to the bank’s material incentive plans and approved the aggregate compensation awards under the bank’s pool-based material incentive plans.

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Culture and Talent
•
Oversaw the bank’s Advancing Culture and Talent program, which strengthened, (i) enterprise talent processes, including a focus on assessment and development of domain expertise for critical roles, (ii) controls specific to group function effectiveness, and decision-making authorities, and (iii) oversight and reporting of People Risk.

•
Oversaw the bank’s Culture Framework, and associated assessment and monitoring activities and outcomes.

•
Monitored the results from the annual surveys used to measure employee engagement, including key findings and actions.

•
Reviewed the bank’s recruitment, development and promotion of the bank’s executive team to ensure that the best talent, with the skills, capabilities and perspectives, including those gained from diverse backgrounds, experiences and characteristics, are leading the bank.

TD has established robust retirement and benefits plan governance models for strategic and ongoing oversight of all retirement and benefits plans. The HRC has delegated ongoing governance of the bank’s non-executive retirement plans to four senior management governance committees with the skills and expertise to fulfill their mandates, which include investment strategies and performance oversight in addition to the non-investment aspects of plan management. Each management governance committee is expected to effectively address the risks and issues inherent in the management of the plans and the HRC annually reviews a comprehensive Annual Retirement Report from each management governance committee that includes information such as the activities performed by the committee and the funded status of all defined benefit pension plans. In addition, the HRC receives and reviews an Annual Benefits Report that provides an update on key plan changes, as well as the impact of regulatory and legislative changes on the bank’s benefit programs.
Talent Management
At TD, the cornerstone of the talent management agenda is the Talent Review program, which focuses on the assessment and development of senior talent, as well as succession planning for senior and key roles within the organization. This enterprise program provides insight into the capability and depth of the bank’s leadership bench, and the health of succession plans across senior roles.
The bank’s talent management practices enable a view of leadership strength for various time horizons, as well as in unplanned emergency situations for ready now and emerging talent, with consideration of capability, critical experiences, versatility and diversity. Building an effective pipeline of capable resources through the implementation of regular talent reviews and focused executive development plans supports both the achievement of business strategies and individual development.
CEO Succession
The committee provides oversight of succession planning, including the review and approval of the succession plans for senior officer positions and heads of control functions. As part of this responsibility, the committee reviews the development plans of the SET of the bank and reviews and confirms, at least annually, the organizational structure of the senior management positions of the bank. In addition, the committee is assigned the responsibility to conduct ongoing reviews of the CEO succession plan and recommends such plan to the board for approval. The board takes a systematic approach to interacting with senior leaders who are high-potential, newly appointed, and representative of key talent segments and critical functional capabilities.
The HRC, on behalf of the board, led a lengthy and robust CEO succession process, which included the identification and evaluation of several candidates and consultation with independent external advisors, which culminated in the bank’s selection of Mr. Chun as Group President and CEO. The committee also determined an appropriate transition period, during which time Mr. Chun would serve as COO of the bank. Throughout the process, the committee worked closely with external advisors, who provided insights and input, including:
•
Developing and approving a CEO profile, including leadership attributes and experience markers required for a CEO to successfully lead the bank in a rapidly complex and changing environment;

•
Regularly reviewing and updating the CEO profile to reflect the evolving internal and external environments, including the necessary capabilities and experiences to lead the bank, in the context of the AML issues and regulatory requirements;

•
Overseeing an external talent scan to include consideration of a range of candidates;

•
Conducting in-depth assessments of candidates and their critical experiences against the CEO profile, including direct experience leading complex and revenue generating businesses, regulatory change, and large leadership accountability;

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•
Making continued investments in the development of SET, supported by external leadership consultants; and

•
Building comprehensive development plans for potential internal candidates, ongoing coaching, interaction and assessment by the board.

The detailed CEO succession planning process took place over a period of several years to identify, assess, and support the development of a number of internal candidates. Candidates were continually re-assessed against the CEO profile, ensuring the successful candidate has the necessary capabilities to successfully lead the bank in the context of its current and future needs. All directors had access to the bank’s consultants and were engaged throughout the process. At the conclusion of the process, the board made the unanimous decision to appoint Mr. Chun as Group President and CEO, effective April 10, 2025, on the retirement of Mr. Masrani. At the time of the decision, the global resolution of the investigation into the bank’s U.S. AML program was not complete. With the global resolution now final, and after a number of months of transition preparation, the board concluded, upon the recommendation of the HRC, that Mr. Chun’s effective date as CEO would be accelerated to February 1, 2025.
Mr. Chun is a dynamic leader with a long track record of success across multiple leadership roles, with a proven ability to drive change, deliver outcomes, and build strong, high-performing teams. Throughout his career, he has delivered exceptional customer experiences, improved the performance and strength of the businesses he led, and designed strategies to enhance competitiveness and performance.
The expectations of a CEO leading a financial institution have evolved over time, and Mr. Chun is the right CEO to lead TD through the next phase. Under Mr. Chun’s leadership, and an experienced SET whose skills and experiences complement one another, the bank is delivering the necessary change focused on regulatory compliance, customer-centricity and operational excellence.
Independent Advisors
To assist in executing its responsibilities, the committee hires an independent external compensation advisor that reports solely to the committee and does not provide any services to management. Hugessen Consulting Inc. (Hugessen) is an independent executive compensation advisory firm that works with a wide range of public and private companies across all sizes and industry sectors, and has been engaged as the committee’s independent compensation advisor since June 2017.
Hugessen provides independent compensation advice and counsel on meeting content, management’s recommendations, compensation and governance trends, and other items as requested by the committee. In addition, Hugessen provides analysis, benchmarking, and assistance to the committee in developing compensation recommendations for the CEO. The committee has sole authority to approve the amount of the independent advisor’s fees, and Hugessen has not performed any services for, or received any fees from, management.
The total fees paid to Hugessen represent less than 5% of its revenue. The table below shows the fees paid to Hugessen for services provided to the HRC over the past two fiscal years.
	2024	2023
Executive Compensation-Related Fees	$349,411	$455,184
All Other Fees	—	—
Committee Composition
In keeping with governance best practices, the committee is composed entirely of independent directors who are knowledgeable about issues related to human resources, leadership, talent management, compensation, governance, and risk management. Understanding of such issues may be gained by being a current or former chief executive officer or other senior executive, and by participating in educational programs conducted by the bank or an outside consultant.
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For more information on the experiences of each committee member during 2024, as well as their occupations and education, please see the individual profiles in the “Director Nominees” section of this circular. In connection with the board refreshment and as part of the bank’s commitment to strengthening its overall governance, assuming the election or re-election of each of the bank’s director nominees at the meeting, effective April 10, 2025 the expected new HRC composition is described in Schedule A — Corporate Governance under “Board Committees”. In addition, please refer to Schedule A  —  Corporate Governance of this circular for information on the continuing education of the bank’s directors.
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COMPENSATION DISCUSSION AND ANALYSIS
At the meeting, shareholders will be casting an advisory vote on the bank’s approach to executive compensation as outlined in the “Report of the Human Resources Committee” section on page 40 and “Approach to Executive Compensation” section on page 46 of this circular. To facilitate the vote, the executive compensation disclosure in this circular has been organized to present this section separately from other compensation-related information. Shareholders are encouraged to read the disclosure, and to participate in the advisory vote.
Disclosure is presented in the following sections of this circular:
•
Approach to Executive Compensation (starting on page 46) — Provides information on the principles considered by the bank when designing executive compensation programs, the elements of executive compensation, and the key design characteristics of the ECP and equity plans.

•
2024 Performance and Compensation (starting on page 57) — Describes the link between actual pay and performance in 2024 for the bank’s NEOs, including details about the bank’s performance, the performance of the NEOs, and the impact of both bank and individual performance on the determination of compensation awards under the ECP. This section also discloses the actual compensation awarded to each of the NEOs.

•
Additional Disclosure (starting on page 70) — Provides additional information required by regulators and recommended disclosure best practices, including details about employee total rewards practices, the alignment of the bank’s executive compensation programs to the Financial Stability Board (FSB) Guidelines, how compensation is aligned with risk appetite, material risk takers, pension plans, termination and change of control benefits, and the stock option program.

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APPROACH TO EXECUTIVE COMPENSATION
This section of the circular provides information on the principles considered by the bank when designing executive compensation programs, the elements of executive compensation, and the key design characteristics of the ECP and equity plans.
EXECUTIVE COMPENSATION PRINCIPLES
The objective of the bank’s executive compensation strategy is to attract, retain and motivate high-performing executives to create sustainable value over the long term. To achieve this objective, the executive compensation program (ECP) is based on the following principles, which are reviewed by the HRC on a periodic basis so that they continue to remain appropriate and aligned with the bank’s strategy:
1.
Align with the bank’s business and talent strategy — Link executive compensation to the achievement of specific strategic business objectives and the bank’s performance as a whole.

2.
Effective risk management — Ensure plan design does not create an incentive for risk-taking outside of the bank’s risk appetite and review each plan regularly to confirm that it is operating as intended.

3.
Align to shareholder interests — Align the interests of executives with those of long-term shareholders through effective policy and plan design.

4.
Good corporate governance — Strive to be a market leader on governance issues and continually review and, as appropriate for the bank, adopt compensation practices that align with evolving best practices.

5.
Pay for performance — Align compensation with the bank’s performance culture and clear relationships between pay and performance.

6.
Pay competitively — Set target compensation for competitiveness in the markets where the bank competes for talent.

ELEMENTS OF EXECUTIVE COMPENSATION
Throughout the circular, executive compensation is discussed in terms of total rewards, which at TD includes the four components outlined below:
Element	Description
Base Salary
•
Fixed component of total compensation to provide a base level of earnings throughout the year.

•
Considers a number of factors, including position accountabilities, experience, internal equity, and market pay.

Variable Compensation
•
Significant portion of total compensation for all executives, consisting of at-risk cash incentive and equity-based deferred compensation.

•
Amounts awarded (both cash and equity) are determined after an assessment of business and individual performance over the year, to align compensation with performance.

•
A detailed description of how variable compensation awards are determined is provided under the heading “How the Executive Compensation Plan Works” starting on page 47 of this circular.

Benefits and Perquisites
•
Provided to support the health and wellness of executives and their families.

•
Executives participate in the same flexible benefit program as employees with a range of coverage, including medical, dental, life and income protection.

•
Certain executives are eligible to receive an allowance to pay for a variety of expenses, including wellness and transportation-related expenses, and are eligible for an annual health assessment.

Retirement Arrangements
•
Provided to support the financial well-being of executives in retirement.

•
Executives participate in the same base pension arrangements as employees, and certain Canadian executives are eligible to participate in a supplemental executive retirement plan.

•
Additional details regarding the pension plans can be found starting on page 77 of this circular.

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HOW THE EXECUTIVE COMPENSATION PLAN WORKS
The CEO and other NEOs, as well as approximately 2,400 of the bank’s most senior executives, participate in the ECP. There are four key steps in determining variable compensation awards under the ECP:
Under the ECP, a total direct compensation target is determined for each individual at or near the start of the year or upon hire. Individual target total direct compensation consists of an individual executive’s base salary plus variable compensation, which includes an at-risk cash incentive target and an equity compensation target.
Target total direct compensation is reviewed annually for all executives, as well as at the time of any material change in role. The bank’s philosophy is to set the target total direct compensation to reflect the median of the competitive market, on average. Targets for an individual executive may be positioned above or below the median to reflect the experience, potential, performance, or other factors specific to the executive or role.

Benchmark Companies for 2024
The companies and positions considered as part of the competitive market reflect operational and geographical responsibilities that are similar to that of each executive, where available.
Canada-based executives:   The primary peer group is the large Canadian banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
U.S.-based executives:   The primary peer group is tailored to assess roles that are considered comparable in size and scope to the role at TD, which may include:
•
Foreign financial institutions with U.S. operations: BMO Financial Group, BNP Paribas CIB, MUFG Bank Ltd., Royal Bank of Canada, and Santander Bank NA.

•
U.S. regional banks: Bank of the West, BMO Financial, Citizens, Fifth Third, KeyCorp, M&T Bank, MUFG Union Bank, PNC, Truist, and U.S. Bancorp.

The equity compensation target is established such that a meaningful portion of total variable compensation is awarded in equity which vests after three years for performance share units (PSUs) and four years for stock options. The target cash/equity mix is generally based on the seniority of the role, with the portion awarded as equity increasing with the level of the executive. This practice, combined with share ownership requirements (which are extended post-retirement for the bank’s most senior executives), encourages
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retention and focuses the bank’s executives on executing business strategies, sustaining performance and growing value over the long term.
Under the ECP, the pool of funds available for allocation as variable compensation awards is determined based on a combination of annual business metrics and other factors, including a risk adjustment. A business performance factor (BPF) is calculated for each of the bank’s business units that can range from 0% to 130% of target. The following diagram outlines the elements considered when determining a BPF:
How Business Performance is Assessed — Annual Business Metrics
At the start of each fiscal year, the HRC establishes the net income after tax (NIAT), customer experience & other environmental, social and governance (ESG) metrics, and return on tangible common equity (ROTCE) targets that are used to evaluate business performance at the end of the performance year.
At the end of the year, the bank’s performance against these annual business metrics generates a funding pool for the ECP which amounts to between 80% and 120% of the aggregate target compensation of the ECP members. The committee has unlimited discretion to modify the outcome generated by the plan terms and the bank’s performance based on the committee’s consideration of the other factors referred to in the schematic above. This range aligns the plan with the bank’s risk appetite and culture by avoiding any incentive for inappropriate risk taking and, over time, aligning the pool funding with shareholder experience. The range is also responsive to regulatory expectations with respect to the risk management implications of incentive plan design.
NIAT (Net Income After Tax) — The bank is focused on delivering profitable growth to shareholders, as the bank believes that consistently growing earnings in a sustainable way is a key driver of shareholder value over the long-term. Consistent with this objective, NIAT is the most heavily weighted business performance metric used in the ECP, representing 70% of the weighting for annual business metrics for the pool of funds available for allocation.
The bank calculates results, including NIAT, in two ways — ”reported” results, which are prepared in accordance with International Financial Reporting Standards (IFRS), the current generally accepted accounting principles (GAAP), and “adjusted” results, which are non-GAAP financial measures where the bank adjusts for “items of note” to reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. Items of note are subject to a comprehensive governance process, including review by the audit committee and subsequent approval by the board, and a full reconciliation between reported and adjusted results is provided in the financial reports released by the bank.
The HRC reviews the items of note for compensation purposes and believes that adjusted results provide a better understanding of underlying performance and of how management views the bank’s performance. As a result, the adjusted NIAT results disclosed in the financial reports issued by the bank are used in the assessment and evaluation of business performance. NIAT targets are set on an adjusted basis to show consistency between targets and actual assessment.
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The following table provides a summary reconciliation of adjusted to reported NIAT in 2024:
(C$ millions)
Net income — adjusted	14,277
Pre-tax adjustments for items of note
Amortization of acquired intangibles(1)	(290)
Acquisition and integration charges related to the Schwab transaction(2)	(109)
Share of restructuring and other charges from investment in Schwab(3)	(49)
Restructuring charges	(566)
Acquisition and integration-related charges	(379)
Impact from the terminated First Horizon Corporation (FHN) acquisition-related capital hedging strategy(4)	(242)
Gain on sale of Schwab shares(5)	1,022
U.S. balance sheet restructuring	(311)
Indirect tax matters	(226)
Civil matter provision/Litigation settlement	(274)
Federal Deposit Insurance Corporation (FDIC) special assessment	(442)
Global resolution of the investigations into the bank’s U.S. BSA/AML program	(4,233)
Less: Impact of income taxes
Amortization of acquired intangibles	(41)
Acquisition and integration charges related to the Schwab transaction	(23)
Restructuring charges	(150)
Acquisition and integration-related charges	(82)
Impact from the terminated FHN acquisition-related capital hedging strategy	(60)
U.S. balance sheet restructuring	(77)
Indirect tax matters	(53)
Civil matter provision/Litigation settlement	(69)
FDIC special assessment	(109)
Total adjustments for items of note	(5,435)
Net income — reported	8,842

(1)
Amortization of acquired intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after-tax amounts for amortization of acquired intangibles relating to the share of net income from investment in Schwab. Amortization of acquired intangibles — $172 million. Amortization of Schwab-related acquired intangibles — $118 million.

(2)
Acquisition and integration charges related to the Schwab transaction includes the bank’s own acquisition and integration charges related to the Schwab transaction — $88 million, and the bank’s share of acquisition and integration charges associated with Schwab’s acquisition of TD Ameritrade — $21 million.

(3)
The bank’s share of restructuring charges incurred by Schwab — $27 million; the bank’s share of the FDIC special assessment charge incurred by Schwab — $22 million.

(4)
After the termination of the merger agreement, the residual impact of the strategy is reversed through net interest income.

(5)
The bank sold 40.5 million shares of common stock of Schwab and recognized a gain on the sale.

Please see “Non-GAAP and Other Financial Measures” in the “Financial Results Overview” section of the bank’s 2024 MD&A for further explanation. The items of note are disclosed in Table 3 of the bank’s 2024 MD&A.
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How NIAT Targets are Set and Year-End Results are Assessed
The committee establishes NIAT targets for the bank and for each business unit after consideration of expectations regarding the external environment (e.g., the impact of the interest rate environment and other macroeconomic factors) and other internal factors, such as the expected impact of provisions for credit losses and expectations regarding organic growth. This approach allows for thoughtful consideration of investments that are medium-term in nature, one-time items, and other differences in expectations from year to year.
NIAT targets are established at the beginning of the year, based on the information that is available at the time. Critical to the bank’s approach is a review at year-end of key drivers of business performance as well as any material unanticipated events that occurred during the year. This process is used to assist the committee in determining whether or not to make discretionary adjustments to the calculated business performance factors such that final factors appropriately reflect performance during the year.

Customer Experience & Other ESG Metrics — To recognize and reflect the importance of the bank’s sustainability priorities, a number of ESG metrics are formally incorporated in the annual business metrics for the SET. These metrics supplement customer experience and have a combined weighting of 20%.
Customer Experience — TD strives to be a leader in customer experience, believing that this is a key differentiator and source of competitive advantage in today’s marketplace. To assess customer experience, the bank uses measurement tools focused on feedback received directly from customers following an interaction with TD. The final score is the result of more than one million customer inputs ensuring regular feedback for the customer-facing colleagues that deliver on the bank’s strategy.
Customer experience in the bank’s various businesses is evaluated using the Legendary Experience Index (LEI). LEI asks customers whether or not they perceive their recent experience with TD to have been exceptional and, on the basis of that experience, how likely they would be to do additional business with TD should they have financial needs in the future. Customers are asked to rate their experience and future business intention on a 10-point scale (1 being the lowest and 10 being the highest). LEI is a weighted average score of results on the experience and future business questions, in each case where the result reflects the percentage of customers who gave a score of 9 or 10. Thus, an LEI score of 75.6% means that a weighted average of 75.6% of customers who provided feedback gave the bank a score of 9 or 10 out of 10 when assessing their experience or future business intention.
Within the ECP, customer experience results for the NEOs, including the CEO, are evaluated against a bank-wide composite that incorporates the LEI results from the different business segments.
Other ESG Metrics — These metrics are related to the bank’s overall sustainability strategy and also reflect the interests of shareholders, customers, colleagues and communities. For each goal, quantitative and/or qualitative metrics are established and used to evaluate performance. At year-end, a detailed assessment of each goal is reviewed by the committee, including the quantitative and qualitative metrics, and the committee uses this information to determine if performance was aligned with expectations and the appropriate impact to compensation, which can be either positive, negative or neutral. As the bank’s approach to ESG performance evolves, the metrics by which success is measured continue to evolve, and the specific metrics used for compensation purposes are re-evaluated each year.

Other ESG Metrics
In 2024, metrics were a combination of qualitative and quantitative items as described below:
•
Climate Change: In 2024, the focus was on the milestones necessary to achieve the bank’s Climate Action Plan and net-zero target, as well as establishing sustainable financial initiatives that further embed sustainability and ESG in the bank’s business strategies.

•
Diversity, Equity and Inclusion: In 2024, the focus was on meeting or making progress against the bank’s aspirational goals for workforce representation.

•
Employee Engagement: Maintain top quartile employee engagement score. Employee engagement score on the annual census survey (TD Pulse) meets or exceeds the 75th percentile benchmark of global companies within the Qualtrics database.

Beginning in fiscal 2024, in recognition of the importance and collective accountability to make progress on sustainability priorities, the bank extended the consideration of ESG metrics to all senior vice presidents and above who participate in the ECP.
Return on Tangible Common Equity (ROTCE) — To recognize the importance of effective management of capital on the long-term performance of the bank, ROTCE is one of the key annual business metrics with a weighting of 10%. ROTCE performance is evaluated relative to the median of the large Canadian banks (including TD).
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How Business Performance is Assessed — Other Factors
In addition to the annual business metrics, the committee formally assesses business performance during the year against the bank’s risk appetite, performance relative to peers, and performance against strategic initiatives identified at the beginning of the year. These factors are assessed using comprehensive scorecards, including a number of quantitative and qualitative metrics. The following provides a description of each of these components.
Risk Adjustment — The bank’s strategy incorporates a disciplined approach to risk management which is detailed beginning on page 71 of this circular. The committee makes decisions regarding risk adjustments and final award pools following a joint session with the risk committee, at which the Chief Risk Officer (CRO) provides an assessment of performance relative to the risk appetite for the year (additional details on the assessment are provided on page 71). This process allows the committee to align the variable compensation pool for executives to the bank’s risk-adjusted performance, as appropriate. Risk adjustments can only be used to reduce the variable compensation pool, and there is no limit on potential reductions. Thus, year-end variable compensation awards (both cash and equity) for all participants may be reduced to zero.
Relative Performance —  Assessing overall business performance relative to peers provides the committee with important context when assessing the performance of the bank. To complete the review, the committee considers TD and peer performance on a comprehensive scorecard of adjusted metrics, including earnings per share (EPS) growth (one and three year), revenue growth, expense growth, efficiency ratio, return on equity (ROE) (one and five year), NIAT growth, provisions for credit losses (PCL) (including PCL impaired and PCL performing), operating leverage, loans and deposits, insurance and related claims, pre-tax pre-provision (PTPP) earnings, and non-adjusted metrics, including TSR (one and three year). The scorecard allows the committee to complete a holistic assessment of performance both during the year, and over the medium-term as appropriate. When assessing business performance at the end of the year, there is no formal weighting of the metrics, and the impact of relative performance is limited to no more than +/− 10% (with typical results within a +/− 2.5% range), and the final impact aligned with the overall assessment of performance during the year.
The bank remains confident in the earnings growth potential of its Canadian Personal & Commercial Banking, Wealth Management & Insurance and Wholesale Banking segments. While the bank expects that U.S. remediation and balance sheet restructuring activities will impact the U.S. Retail segment, the bank remains committed to the U.S. market and we are confident in the strength of the U.S. franchise. We recognize the capital investments required to implement the necessary risk and control infrastructure to support the size and complexity of the bank will require focus on internal goals and objectives. As a result, in 2025 the BPF will continue to be determined primarily on internal measures, and relative performance will be temporarily paused when determining the BPF under the ECP. This temporary change to ECP does not impact the relative return on tangible common equity (ROTCE) metric in the ECP, or the relative total shareholder return (TSR) performance measure for PSUs. We are undertaking a comprehensive review of the ECP to ensure the program is fit for the current and future environment. Please see “Human Resources Committee Letter to Shareholders” beginning on page 35 for further information.

Benchmark Companies
For 2024, ROTCE and relative performance were assessed against the four other large Canadian banks that are most similar to the bank in size and scope of operations.
The table compares the bank and the peer companies on key size metrics including assets, revenue and market capitalization.
Note: Revenue is for the 2024 fiscal year, assets and market capitalization are as at October 31, 2024.

($ billions) Peer Companies	Total Assets	Revenue	Market Capitalization
Bank of Montreal	1,409.6	32.8	92.6
Canadian Imperial Bank of Commerce	1,042.0	25.6	82.1
Royal Bank of Canada	2,171.6	57.3	238.2
The Bank of Nova Scotia	1,412.0	33.7	89.2

TD	2,061.8	57.2	134.7
TD’s rank (out of 5)	2	2	2
Strategic Initiatives — At the beginning of the year, the committee and the CEO agree on strategic initiatives/enterprise priorities that are critical to the long-term success of the bank. For each priority, quantitative and qualitative objectives are established and used to evaluate performance. At the end of the year, the committee reviews a comprehensive assessment of progress against each of the priorities, including the quantitative and qualitative objectives, and uses this information to determine if performance was aligned with expectations and the appropriate impact to compensation. Impact to compensation can be positive, negative or neutral to reflect performance during the year.
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2024 Strategic Initiatives/Enterprise Priorities
For fiscal 2024, the HRC approved the following five enterprise priorities:
•
Deepen Risk & Control Environment: Continue to strengthen TD’s risk and control environment, reinforce the bank’s risk culture, and ensure strong efficacy by advancing control policies and procedures as necessary across all three lines of defense.

•
Relentless Customer Focus and OneTD Approach: Strengthen all channels, deepen relationships to fulfill customers’ financial services needs, and deliver personalized, connected, legendary customer experiences anchored on ease, value and trusted advice.

•
Execution Excellence: Continually improve operations and processes by adopting new models and methodologies, increasing speed to market, and leveraging data and analytics to deliver effective and consistent outcomes while instilling a continuous improvement mindset across operations.

•
Strengthen Culture and Invest in Leadership and Talent: Enhance accountability, empower colleagues, invest in leadership and talent, and continue to invest in domain expertise to strengthen governance, risk and controls and achieve TD’s strategic priorities.

•
Deliver Sustainability Commitments: Continue to progress sustainability goals, providing advice and support to customers and clients as they transition to a low carbon economy, and increasing contributions to financial and economic inclusion across TD’s communities.

Discretion — The committee’s objective is to appropriately align pay and performance after a comprehensive assessment of performance (incorporating all of the elements outlined above), and the committee has the ability to apply discretion to achieve this result. As noted above, the year-end process includes a look-back review of key drivers of performance, including significant unexpected events, that occurred during the year.
In the event the bank were to experience negative outcomes not reflected in the compensation funding, the committee would have the ability to exercise negative discretion to achieve appropriate outcomes beyond the +/− 20% impact associated with the annual business measures in the plan. Under the plan design, there is no limit to the amount of negative discretion the committee can apply, so if circumstances warrant, variable compensation awards (including cash and equity) may be reduced to zero.
When making its final decision on funding of the ECP pool for a year, the committee considers the bank’s overall performance and retains the discretion to make adjustments to the result generated by the ECP funding framework if the committee believes that such adjustments are necessary to appropriately align pay with performance. Please see “Human Resources Committee Letter to Shareholders” beginning on page 35 for further information.
At the end of the fiscal year, the aggregate funds available for allocation as year-end variable compensation awards are determined by the HRC by multiplying the variable compensation targets for all executives in the plan by the appropriate business performance factor:
Thus, all variable compensation awarded is subject to the committee’s assessment of business performance during the year.
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Once the aggregate funds available for allocation are determined, variable compensation awards for each executive are determined so as to reflect individual performance based on consideration of relevant factors.
The sum of individual awards may not exceed the aggregate funds available under the plan. In practice, awards to individual executives are typically within a narrow range of approximately +/− 20% of calculated funds available (i.e., individual variable compensation target multiplied by the applicable BPF). Generally speaking, the realizable value of previous compensation awards is not taken into account when determining compensation awards under the plan.
An important consideration in the allocation of awards is individual performance as evaluated against objectives that were established at the beginning of the year. Individual objectives are aligned with organizational goals, business targets, scorecards, and principles important to the bank, including financial, operational, customer experience, risk, colleague, and ESG goals as appropriate for the role. All executives are assessed against risk management, Code of Conduct and Ethics (the Code), and control framework observance, including operating in a manner consistent with the risk appetite, and with the cultural and behavioural standards and guidelines embodied in the Code and shared commitments. These include elements that are foundational to the bank’s vision, purpose, and strategy, including contributing to communities, developing colleagues and embracing inclusion and equity. This information is used to determine if performance was aligned with expectations and the appropriate impact to compensation, which can be either positive or negative.
Pay Mix
Once final compensation for the year is determined, variable compensation awards are separated into cash incentive and equity-based deferred compensation awards in accordance with minimum deferral levels established by the bank. The pay mix reflects the bank’s balanced approach to compensation, supporting alignment of executive interests to the short-, mid- and long-term performance of the bank. Equity compensation in the form of PSUs (mid-term incentives) and stock options (long-term incentives) represents the most significant component of compensation for senior executives. This focus on equity compensation highlights the importance the bank places on ensuring that executive interests are tied to the sustainable growth and long-term performance of the bank, a key component of the bank’s compensation philosophy, and are aligned with the interests of the bank’s shareholders.
Deferral levels are based on title for the majority of executives, with the amount deferred to equity compensation increasing based on the seniority of the role. Certain roles outside of Canada are subject to specific regulatory expectations regarding deferral and compensation mix, and for these individuals, the mix of compensation is aligned with regulatory expectations.
The following graph provides a summary of average target pay mix by level for SVP and above participants in the ECP.
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As outlined in the graph above, a significant portion of each executive’s total direct compensation is variable or “at risk”. This “at risk” portion of total direct compensation includes the cash incentive, PSUs, and stock options awarded on an annual basis. The value awarded is linked to performance during the year and may be reduced or even eliminated entirely if either the individual’s or the bank’s performance is below expectations.
The following section provides additional details on PSUs and stock options.
Performance Share Units (PSUs)
PSUs are phantom share units that track the price of common shares of the bank, receive dividend equivalents in the form of additional units, cliff vest, and are subject to an adjustment at grant and maturity to reflect relative bank performance over a four-year performance period.
To align with the bank’s pay for performance philosophy, PSUs are not guaranteed, and the final value is determined at the end of a four-year performance period after considering various performance measures over the three stages of the award cycle: (1) at award, (2) during the three-year vesting period, and (3) at award maturity. The performance measures include quantitative measures, discretionary factors, and both relative and absolute share price performance.
The resulting outcome of the PSU program is a cumulative quantitative performance range of 60% to 150% of target during the four-year performance period. This performance range is then further impacted by discretionary factors and the bank’s share price at maturity, since the final award value is dependent on changes in the stock price between grant date and maturity, creating a substantially wider potential range of outcomes.
As a large financial institution, the bank believes that it is critically important to design its compensation programs to avoid incenting behaviour which is outside of the bank’s risk appetite, while aligning compensation outcomes with the experience of shareholders. By evaluating performance at multiple stages, the bank is able to deliver a desired degree of variability in outcomes, without using excessive leverage. This approach is aligned with the bank’s risk appetite, reinforces the desired culture, and is responsive to regulatory concerns arising from the 2008/2009 financial crisis that excessive leverage in compensation programs could lead to inappropriate risk taking.
The PSU plan includes a performance factor which measures the bank’s relative TSR for the three-year period compared to the peer comparator group, and can impact the final number of units within a specified range. For PSUs granted in December 2023 and beyond, the performance factor range is 75% to 125% at maturity. This allows for a wider potential range of PSU outcomes for participants that is aligned with performance (both positive and negative) while continuing to strike a balance with the bank’s risk appetite and regulatory expectations to not incent excessive risk taking. For PSUs granted up to December 2023, the performance factor is based on a range of 80% to 120%.
The following graph and table outline the quantitative measures and discretionary factors in each of the three stages.
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Four-Year Performance Period	Performance Measures
Stage 1: Award Date	Quantitative Measures: • BPF impact of +/− 20% based on annual business metrics of adjusted NIAT, customer experience & other ESG metrics, and ROTCE.
Performance of 0% to 130% during the fiscal year prior to award
Other Factors:
•
BPF is adjusted from 0% to 130% based on risk adjustment, relative performance, strategic initiatives and discretion. There is no limit on potential reductions.

•
Individual awards are allocated based on performance against objectives, calibration to peers, and consideration of risk, control and misconduct outcomes.

Stage 2: Three-year Vesting Period	Quantitative Measures: • Impact of +/− 25% based on the bank’s three-year TSR relative to the average three-year TSR of the peer group as follows: (TD TSR – average peer TSR) × 2.5 + 100%(1)
Performance of 0% to 125% between the award date and the vest date	Other Factors: • The committee may cancel all or a portion of outstanding unvested share units in certain circumstances, including non-compliance with the bank’s risk appetite.
Stage 3: Award Maturity	The final award value is dependent on changes in the stock price and dividends awarded between grant date and maturity.

(1)
For PSUs granted in December 2023 and beyond. For PSUs granted prior to December 2023, the impact is +/- 20% based on the bank’s three-year relative to the average three-year TSR of the peer group as follows: (TD TSR — average peer TSR) x 3 + 100%.

As can be seen from the foregoing, the impact of the performance adjustment at stages 1 and 2 creates a potential performance range from 60% (80% in stage 1 multiplied by 75% in stage 2) to 150% (120% in stage 1 multiplied by 125% in stage 2), before the impact of changes in the stock price over the three-year term of the PSUs (a performance related measure) and any discretion exercised by the committee (which discretion would also likely be performance related). As stated above, the bank believes that this range in the program design incents management behaviour that grows the bank’s business but does not encourage behaviour that exceeds the bank’s risk appetite or contravenes the Code, thereby striking a balance which is consistent with the bank’s risk appetite and appropriate for an entity such as the bank, which is subject to prudential regulation.
In addition to the performance adjustments outlined above, unvested awards may be cancelled in the event of resignation. Executives terminated for cause as a result of conduct or other issues forfeit all unvested PSUs. Furthermore, all variable compensation is subject to clawback (refer to page 73 under “Reduction, Forfeiture, and Clawback of Variable Compensation)”.
Stock Options
A stock option is the right to purchase a common share of the bank in the future at the closing share price on the day prior to the grant date (the strike price). Stock options cliff vest at the end of four years, and expire 10 years from the date of grant.
Stock options are awarded based on the BPF (i.e., adjusted NIAT, customer experience & other ESG metrics, ROTCE, risk adjustment, relative performance, strategic initiatives, discretion) and individual performance (performance against objectives, calibration to peers, consideration of risk, control and misconduct outcomes) as outlined on pages 48 to 53 of this circular. Awards for a fiscal year may be significantly reduced or eliminated based on either business or individual performance.
The final value of stock options depends on the increase in share price (if any) between the date of grant and the date of exercise. Unvested awards may be cancelled in the event of resignation, and may be cancelled by the committee in certain circumstances, including non-compliance with the bank’s risk appetite (refer to pages 71 to 74 for detailed information regarding risk adjustments to compensation). Executives terminated for cause as a result of conduct or other issues forfeit all outstanding (vested and unvested) stock options. All variable compensation is subject to clawback as outlined on page 73.
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Deferred Share Units (DSUs) and Vesting Share Units (VSUs)
In addition to PSUs and stock options granted as part of deferred compensation, executives may elect to defer some or all of their cash incentive award received into DSUs. DSUs are phantom units that track the price of common shares, receive additional DSUs when dividends are paid on common shares, and have no voting rights. DSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase or grant date, vest immediately, and may be redeemed in cash only after the executive departs the bank. Certain executives may also receive VSUs which are comparable to DSUs except that they vest over a period of time, and are subject to forfeiture in certain circumstances, including in the event of a termination with cause. Additional details on DSUs and VSUs can be found on page 83.
Restricted Share Units (RSUs)
RSUs are phantom share units that track the price of common shares of the bank, receive dividend equivalents in the form of additional units, and typically vest over three years. Executives below the senior vice president level, Wholesale Banking executives, and select other employees may receive RSUs, which are awarded based on the BPF and individual performance. RSUs are valued using the closing price for common shares on the TSX on the trading day prior to the purchase or grant date. Unvested awards may be cancelled in the event of resignation, and executives terminated for cause as a result of conduct or other issues forfeit all unvested RSUs. Furthermore, all variable compensation is subject to clawback (refer to page 73 under the header Reduction, Forfeiture, and Clawback of Variable Compensation). Additional details on RSUs can be found on page 83.
56   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

2024 PERFORMANCE AND COMPENSATION
This section of the circular highlights bank performance during the year, outlines how that performance translated into the pool of funds available under the ECP, and then describes key performance highlights considered when the committee determined the final total direct compensation for the year. This section also contains the Summary Compensation Table and other tables that provide details on compensation awarded to the bank’s NEOs, as required by applicable law.
2024 PAY FOR PERFORMANCE UNDER THE EXECUTIVE COMPENSATION PLAN
For details regarding the following four steps used to determine annual compensation awards under the ECP, refer to the “How the Executive Compensation Plan Works” section on page 47 of this circular.
Steps two through four occur at the end of the year and are designed to align final compensation awards with the risk-adjusted performance of the bank.
The following diagram summarizes the calculation of the BPF for the NEOs for 2024.
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Additional details on the BPF calculations are provided in the following table.
Description of 2024 Performance
Annual Business Metrics(1)	2024 Goal / Metric	2024 Results / Comments	Impact on Factor(2)
Adjusted NIAT ($ in millions)(3)	$14,759	× $14,277	-4.6%
Customer Experience & Other ESG Metrics:			3.0%
Customer Experience	72.6%	✓ 75.6%
Climate Change	Make progress against scope 1 and 2 interim GHG emissions reduction targets (reduction of 25% from 2019 baseline by 2025)	✓ Achieved a scope 1 and 2 reduction in GHG emissions by 28% relative to the 2019 baseline	0%
	Progress towards a comprehensive climate transition plan to deliver scope 3 financed emissions targets
✓
Delivered scope 3 target capabilities to support business decision making

✓
Exceeded client engagement goal for the energy and power generation sectors and extended it to encompass clients responsible for 75% of financed emissions

	Advance progress towards $500 billion sustainable and decarbonization finance target by 2030	✓ Contributed approximately $33 billion for the first half of fiscal 2024
Diversity, Equity & Inclusion	45% women VP+ by 2025 (in Canada)	✓ 1.1% increase in representation in Canada year-over-year to 42.7%
	25% Black, Indigenous, and minority community VP+ by 2025 (in Canada)	✓ 1.2% increase in combined representation in Canada to 29.1%
	Top quartile inclusion index results	✓ Inclusion index results above top quartile
Employee Engagement	Top quartile employee engagement	× Annual employee engagement result of 4.23 (or 84% favourable), 0.02 below the top quartile benchmark of 4.25
Adjusted ROTCE(3)	16.1%	✓ 18.0%	1.4%
Other Factors	Comment	Impact on Factor
Discretion / Risk Adjustment
Under the design of the ECP, the committee has the ability to reduce the BPF due to non-compliance with the risk appetite, or other items adversely affecting the performance of the bank, by applying negative discretion to the pool funding. The committee determined that all SET members would have a reduction in variable compensation of no less than 25% from target (i.e. a BPF of 75%), which equated to a discretionary negative adjustment of 24.8%, to recognize the overall performance of the bank, including the out of risk appetite performance. The discretionary reduction was made after a holistic consideration of relevant factors, including the impact on the current and future performance of the bank, and to align senior executive compensation more closely to the interests of shareholders.
		-24.8%
Relative Measures	In 2024, the committee determined that overall the bank performed at median compared to the broader peer group and determined it was appropriate to make no adjustment.	0%
Strategic Initiatives	The committee determined that management broadly achieved its goals and delivered strong progress across the enterprise priorities, and determined it was appropriate to make no adjustment.	0%
Final Business Performance Factor		75%
In assessing the results under the plan, the committee considered the specific metrics covered by the plan as well as a variety of other factors and perspectives to ensure that compensation outcomes were appropriate and aligned with performance, as outlined on pages 36 to 38. The end result after combining the factors above was a business performance factor of 75% for the NEOs, which the committee determined was appropriate given performance during the year.
(1)
NIAT has a weighting of 70%, customer experience & ESG metrics has a weighting of 20%, and ROTCE has a weighting of 10% of the internal measures used to determine the business performance factor. For each of these internal measures, the impact on funding is determined by multiplying the result vs. target by the weighting and by the applicable leverage factor (2 for NIAT, 5 for customer experience, and 7 for ROTCE).

58   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

(2)
The bank’s performance against the goals that were established at the beginning of the year typically impacts the funding of the ECP pool by up to +/- 20%, in aggregate. This aligns the plan with the bank’s risk appetite and desired culture, avoiding creating an incentive for inappropriate risk-taking.

(3)
Refer to footnote 2 on page 39 for additional information.

A business performance factor of 75% meant that the committee could allocate aggregate variable compensation awards to the NEOs equal to 75% of aggregate target variable compensation for those individuals. Awards to individual executives can be higher or lower than their individual variable compensation target multiplied by the business performance factor; however, the total of all variable compensation awards cannot exceed the aggregate variable compensation award pool.
CEO
The last step in determining year-end awards is an evaluation of the executive’s individual performance that is used to allocate final variable compensation from the pool of funds available under the ECP. The individual performance of the bank’s former CEO, Bharat Masrani, was assessed at the end of the fiscal year through a comprehensive process led by the Board Chair and the chair of the HRC. The assessment included a comprehensive 360-degree assessment process that incorporated feedback from all board and SET members, and included consideration of performance against the goals and short- and medium-term objectives that were agreed to by Mr. Masrani and the board at the beginning of the year, as well as performance of the bank on a scorecard of key performance metrics, including financial, operational, customer experience, risk, colleague, and ESG goals.
After considering the results of this annual assessment, and with the benefit of advice from its independent advisors, the committee recommended to the board the total direct compensation for the CEO.
OTHER NEOs
The final stage in determining year-end awards for the other NEOs under the ECP involves an evaluation of their performance and allocating compensation based on this evaluation. The other NEOs’ individual performance was assessed by the CEO against goals and objectives including financial, operational, customer experience, risk, colleague, and ESG goals, as appropriate for the role. The assessment for the NEOs included progress on talent initiatives, as well as their contributions to the enterprise priorities of: deepen risk and control environment; relentless customer focus and OneTD approach; execution excellence; strengthen culture and invest in leadership and talent; and deliver sustainability commitments.
To provide a comprehensive performance assessment for these individuals (and other members of the SET) that includes consideration of non-financial measures, the CEO and the Chief Human Resources Officer met with the Chief Auditor, the General Counsel, and the CRO in advance of making recommendations on year-end compensation decisions to get their views on control focus, culture, tone at the top, capability requirements, and/or organizational structure. In addition, as part of the performance assessment process, the CEO met with the risk and audit committees of the board to receive their feedback on the performance of the heads of key control functions, including the Chief Financial Officer, the CRO, the Chief Compliance Officer, the Chief Auditor and the Chief Anti-Money Laundering Officer.
Based on the results of the annual assessment process outlined above and the CEO’s recommendation, the committee considered and approved the total direct compensation for the NEOs (and other members of the SET), which includes base salary and the annual cash incentive and equity compensation awards.
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Bharat Masrani
Former Group President and Chief Executive Officer, TD Bank Group
Mr. Masrani was responsible for the overall financial performance of TD and accountable for the leadership and management of TD in achieving its strategic objectives. As CEO, Mr. Masrani established the strategic direction for the bank and allocated the bank’s financial and human capital. Mr. Masrani was also responsible for fostering a culture of integrity throughout TD and setting the tone for the standards and guiding principles that determine how the bank conducts its businesses.

Mr. Masrani retired as Group President and CEO effective February 1, 2025. Mr. Masrani will remain available to the bank in an advisory capacity until July 31, 2025; during the transition, he will provide continuity on the bank’s critical AML remediation effort.
When determining the compensation for the CEO in respect of fiscal 2024, the committee considered the impact of the AML matter that occurred during Mr. Masrani’s tenure as CEO. After consideration of various factors, including the progress made on various strategic initiatives, the overall performance of the bank, the importance of an effective CEO transition, and the efforts to implement the bank’s critical AML remediation program, the committee recommended to the board, and the board approved, no cash or equity incentive awarded in respect of fiscal 2024. This resulted in Mr. Masrani’s 2024 total direct compensation being reduced by 89% from $13,271,000 in 2023 to $1,500,000 in 2024. This is in addition to the $1,000,000 reduction made in 2023.
The following table highlights the final total direct compensation awarded to Mr. Masrani for the past two years.
	2024 Actual	2023 Actual
Salary	$1,500,000	$1,500,000
Variable Compensation	$0	$11,771,000
Cash Incentive	$0	$1,554,000
Performance Share Units	$0	$6,845,390
Stock Options (rounded)	$0	$3,371,610
Total Direct Compensation	$1,500,000	$13,271,000
For 2025, Mr. Masrani’s target compensation will be pro-rated for the period he continued in his role as Group President and CEO (November 1, 2024 to February 1, 2025). Mr. Masrani will remain available to the bank in an advisory capacity until July 31, 2025; during the transition, he will provide continuity on the bank’s critical AML remediation effort and in the advisory role, will receive a fee of $500,000 per month. Mr. Masrani will continue to receive certain health and other benefits, office and administrative support.
CEO Compensation Over Time
The following table compares the grant date value of compensation awarded to Mr. Masrani from 2020 to 2024 in respect of performance as CEO with the actual value received from compensation awards.
The actual total direct compensation value for the fiscal years noted below represents the total of realized pay (the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the value at exercise for options granted during the period) and realizable pay (the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding) as of December 31, 2024.
Year	Total Direct Compensation Awarded (000s)(1)	[A] Realized Pay (000s)(2)	[B] Realizable Pay (000s)(3)	[A] + [B] = [C] Actual Total Direct Compensation Value as of December 31, 2024 (000s)	Value of $100
					Period	CEO(4)	Shareholder(5)
2020	$10,442	$10,688	$1,025	$11,713	10/31/19 to 12/31/24	$112	$127
2021	$13,379	$8,482	$0	$8,482	10/31/20 to 12/31/24	$63	$155
2022	$14,964	$4,141	$6,744	$10,885	10/31/21 to 12/31/24	$73	$98
2023	$13,271	$3,054	$6,737	$9,791	10/31/22 to 12/31/24	$74	$97
2024	$1,500	$1,500	$0	$1,500	10/31/23 to 12/31/24	$100	$104
					Weighted Average	$79	$116
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Share Ownership — Mr. Masrani exceeds his share ownership requirement of $15,000,000.
	Actual Share Ownership at December 31, 2024				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(6)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
10	106,572,383	27,407,558	13,481,524	147,461,465	89.32	98.31

(1)
Includes salary and variable compensation awarded at year-end in respect of performance during the year.

(2)
Realized pay is the sum of base salary, cash incentive, the payout value of share units granted during the period, the dividend equivalents paid, and the exercise value of options granted during the period.

(3)
Realizable pay is the sum of the current value of unvested units granted during the period and the in-the-money value of vested and unvested options granted during the period that are still outstanding.

(4)
Represents the realized and realizable value to Mr. Masrani for each $100 awarded in total direct compensation during the fiscal year indicated.

(5)
Represents the cumulative value of a $100 investment in common shares made on the first day of the period indicated, assuming reinvestment of dividends.

(6)
The value of Mr. Masrani’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $10,623,787.

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Kelvin Vi Luan Tran
Group Head and Chief Financial Officer, TD Bank Group
Mr. Tran’s mandate encompasses financial and regulatory reporting, enterprise strategy and decision support (including strategic and financial analysis, planning and forecasting, and performance management), corporate development, investor relations, taxation, economic analysis, treasury and balance sheet management, and financial control and governance.

The committee approved final total direct compensation for Mr. Tran of $2,862,500 for 2024. The committee determined that all SET members would have a reduction in variable compensation of no less than 25% from target (i.e. a BPF of 75%), which equated to a discretionary negative adjustment of 24.8%, to recognize the overall performance of the bank, including the out of risk appetite performance. The discretionary reduction was made after a holistic consideration of relevant factors, including the impact on the current and future performance of the bank, and to align senior executive compensation more closely to the interests of shareholders. The committee also took into consideration Mr. Tran’s overall performance and the CEO’s recommendation.
The following table highlights the final total direct compensation awarded to Mr. Tran for the past two years.
	2024 Actual	2023 Actual	2024 Actual Pay Mix
Salary	$650,000	$650,000
Variable Compensation	$2,212,500	$2,790,700
Cash Incentive	$773,500	$1,020,700
Performance Share Units	$964,130	$1,185,900
Stock Options (rounded)	$474,870	$584,100
Total Direct Compensation	$2,862,500	$3,440,700
Share Ownership — Mr. Tran exceeds his share ownership requirement of $4,500,000.
	Actual Share Ownership at December 31, 2024				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(1)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
6	2,031,530	3,650,746	3,260,891	8,943,167	7.58	11.92

(1)
The value of Mr. Tran’s vested share units includes DSUs only.

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Riaz Ahmed
Former Group Head, Wholesale Banking, TD Bank Group
President & CEO, TD Securities
Mr. Ahmed was responsible for leading and directing the development and implementation of overall business strategy and objectives for the Wholesale Banking segment, and accountable for developing and implementing plans and strategies to achieve its financial objectives, while delivering a superior client and colleague experience. Mr. Ahmed became Special Advisor, TD Securities on November 1, 2024 and retired on January 31, 2025.

The committee approved final total direct compensation for Mr. Ahmed of $6,375,000 for 2024. The committee determined that all SET members would have a reduction in variable compensation of no less than 25% from target (i.e. a BPF of 75%), which equated to a discretionary negative adjustment of 24.8%, to recognize the overall performance of the bank, including the out of risk appetite performance. The discretionary reduction was made after a holistic consideration of relevant factors, including the impact on the current and future performance of the bank, and to align senior executive compensation more closely to the interests of shareholders. The committee also took into consideration Mr. Ahmed’s overall performance and the CEO’s recommendation.
The following table highlights the final total direct compensation awarded to Mr. Ahmed for the past two years.
	2024 Actual	2023 Actual	2024 Actual Pay Mix
Salary	$750,000	$750,000
Variable Compensation	$5,625,000	$7,095,000
Cash Incentive	$1,968,000	$2,483,000
Performance Share Units	$2,450,190	$3,090,040
Stock Options (rounded)	$1,206,810	$1,521,960
Total Direct Compensation	$6,375,000	$7,845,000
Share Ownership — Mr. Ahmed exceeds his share ownership requirement of $8,250,000(1).
	Actual Share Ownership at December 31, 2024				Multiple of Target Total Direct Compensation
		Share Units
Required Multiple(1)	Directly Held ($)	Vested ($)(2)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
1	36,025,385	23,456,870	8,597,136	68,079,391	7.21	8.25

(1)
Mr. Ahmed’s ownership multiple is stated as a multiple of target total direct compensation, consistent with his ownership requirement.

(2)
The value of Mr. Ahmed’s vested share units includes a combination of DSUs and VSUs. The value of VSUs included is $547,664.

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Leo Salom
Group Head, U.S. Retail, TD Bank Group and President & CEO, TD Bank,
America’s Most Convenient Bank®
Mr. Salom is responsible for TD’s personal and commercial banking activities in the U.S. market and accountable for developing and implementing plans and strategies to achieve financial objectives, while delivering a superior customer and colleague experience and proactively managing TD’s relationships with U.S. stakeholders.

The committee approved final total direct compensation for Mr. Salom of US$3,512,500 for 2024. The committee determined that all SET members would have a reduction in variable compensation of no less than 25% from target (i.e. a BPF of 75%), which equated to a discretionary negative adjustment of 24.8%, to recognize the overall performance of the bank, including the out of risk appetite performance. The committee reduced total variable compensation by 35% for Mr. Salom as the Group Head, U.S. Retail and President and CEO, TD Bank AMCB, with total reductions of US$1,487,500. This is in addition to the reduction of US$201,000 made in 2023.
The following table highlights the final total direct compensation awarded to Mr. Salom for the past two years.
	2024 Actual		2023 Actual		2024 Actual Pay Mix
Salary	US$	750,000	US$	750,000
Variable Compensation	US$	2,762,500	US$	3,819,500
Cash Incentive	US$	743,500	US$	1,336,500
Performance Share Units	US$	1,742,750	US$	2,101,050
Stock Options (rounded)	US$	276,250	US$	381,950
Total Direct Compensation	US$	3,512,500	US$	4,569,500
In making the final compensation decision for Mr. Salom, the committee considered the critical role that Mr. Salom will continue to play in the remediation of the bank’s U.S. AML program. As a result, the committee approved a one-time RSU award of US$2,000,000 for Mr. Salom, to be granted in 2025. Vesting of the award is subject to meeting AML remediation conditions and milestones.
Share Ownership — Mr. Salom exceeds his share ownership requirement of $6,115,500(1).
	Actual Share Ownership at December 31, 2024				Multiple of Base Salary
		Share Units
Required Multiple	Directly Held ($)	Vested ($)(2)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
6	1,926	2,180,025	8,186,725	10,368,676	2.14	10.17

(1)
Mr. Salom’s ownership requirement is equal to the multiple of his U.S. dollar base salary converted to Canadian dollars. The exchange rate used to convert his U.S. dollar salary was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year (2024 = 1.3590).

(2)
The value of Mr. Salom’s vested share units include a combination of DSUs and VSUs. The value of VSUs included is $1,900,095.

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Tim Wiggan
Group Head, Wholesale Banking, TD Bank Group
President & CEO, TD Securities
Mr. Wiggan was Executive Vice President, Vice Chair and Co-Head of Global Investment Banking, TD Securities until December 10, 2023. Effective December 11, 2023, Mr. Wiggan was appointed Group Head, Wealth Management and Insurance, TD Bank Group. In this role, Mr. Wiggan was responsible for the TD Direct Investing, Private Wealth Management and Asset Management businesses in Canada, United States, Asia and Europe, as well as the TD Insurance business which includes home, auto, creditor, life, and travel medical.

Effective November 1, 2024, Mr. Wiggan was appointed Group Head, Wholesale Banking, TD Bank Group and President & CEO, TD Securities.
The committee approved final total direct compensation for Mr. Wiggan of $4,125,000 for 2024. The committee determined that all SET members would have a reduction in variable compensation of no less than 25% from target (i.e. a BPF of 75%), which equated to a discretionary negative adjustment of 24.8%, to recognize the overall performance of the bank, including the out of risk appetite performance. The discretionary reduction was made after a holistic consideration of relevant factors, including the impact on the current and future performance of the bank, and to align senior executive compensation more closely to the interests of shareholders. The committee also took into consideration Mr. Wiggan’s overall performance and the CEO’s recommendation.
The following table highlights the final total direct compensation awarded to Mr. Wiggan for 2024.
	2024 Actual	2024 Actual Pay Mix
Salary	$750,000
Variable Compensation	$3,375,000
Cash Incentive	$1,181,000
Performance Share Units	$1,469,980
Stock Options (rounded)	$724,020
Total Direct Compensation	$4,125,000
Share Ownership — As of December 31, 2024, Mr. Wiggan exceeds his share ownership requirement of $7,500,000(1).
	Actual Share Ownership at December 31, 2024				Multiple of Base Salary
		Share Units
Required Multiple(1)	Directly Held ($)	Vested ($)	Subject to Vesting ($)	Total Ownership ($)	Directly Held & Vested Compensation	Total Ownership
1	7,732,898	0	5,554,173	13,287,070	1.03	1.77

(1)
Mr. Wiggan’s ownership multiple is stated as a multiple of target total direct compensation, consistent with his ownership requirement.

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The following sections of this circular contain the Summary Compensation Table and other tables that provide details on compensation awarded to the NEOs as required by the Canadian Securities Administrators.
SUMMARY COMPENSATION TABLE
The Summary Compensation Table below presents details of the total compensation earned in respect of fiscal 2024, 2023, and 2022 for each of the bank’s NEOs.
Name and Principal Position	Year	Salary(1) ($)	Share-Based Awards ($)	Option-Based Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)	Pension Value(4) ($)	All Other Compensation(5) ($)	Total Compensation ($)
Bharat Masrani(6)(7)(8) Former Group President and Chief Executive Officer, TD Bank Group	2024	1,500,000	0	0	0	0	106,001	1,606,001
	2023	1,493,207	6,845,390	3,371,618	1,554,000	0	119,536	13,383,751
	2022	1,450,000	7,251,410	3,571,593	2,691,000	0	112,264	15,076,267
Kelvin Vi Luan Tran Group Head and Chief Financial Officer, TD Bank Group	2024	650,000	964,130	474,876	773,500	119,900	83,197	3,065,603
	2023	601,234	1,185,900	584,104	1,020,700	742,200	194,790	4,328,928
	2022	492,302	1,204,000	516,005	1,146,500	1,042,600	132,958	4,534,365
Riaz Ahmed(9) Former Group Head, Wholesale Banking, TD Bank Group and President & CEO, TD Securities	2024	750,000	2,450,190	1,206,814	1,968,000	228,300	75,337	6,678,641
	2023	750,000	3,090,040	1,521,965	2,483,000	229,700	54,696	8,129,401
	2022	750,000	3,312,480	1,631,530	2,661,000	300,700	137,143	8,792,853
Leo Salom(10) Group Head, U.S Retail, TD Bank Group and President & CEO, TD Bank, America’s Most Convenient Bank®	2024	1,019,250	2,466,688	391,006	1,010,417	126,800	72,850	5,087,011
	2023	1,011,900	2,851,125	518,317	1,803,206	129,700	90,002	6,404,250
	2022	934,405	2,765,821	502,656	1,666,344	176,200	2,016,695	8,062,121
Tim Wiggan(11) Group Head, Wholesale Banking, TD Bank Group and President & CEO, TD Securities	2024	710,741	1,469,980	724,023	1,181,000	174,400	42,610	4,302,754

(1)
Salary reflects base salary earned during the period November 1, 2023 to October 31, 2024 and may differ from base salary reported elsewhere in this circular as a result of changes that occurred during the fiscal 2024 year.

(2)
In 2024, the grant date fair value (compensation value) was lower than the accounting fair value for the stock option awards for Mr. Tran, Mr. Ahmed, Mr. Salom, and Mr. Wiggan by $26,577, $67,541, $21,883, and $40,521, respectively. For consistency, the compensation value and accounting fair value for all stock option awards is determined using a Cox-Ross-Rubinstein (binomial) model. The compensation value for December 2024 awards was 16% of the share price. This is the average compensation value for stock option awards for the five years from December 2020 to December 2024, based on contractual life equal to the full 10-year term of the stock options. The accounting fair value for the December 2024 awards is also based on contractual life, and the following additional inputs: risk free interest rate of 3.08%; expected volatility of 19.47%; and expected dividend yield of 3.94%.

(3)
Non-equity incentive plan compensation consists of the annual cash incentive referred to throughout the “Compensation Discussion and Analysis” section of this circular. Executives may elect to defer their annual cash incentive into DSUs.

(4)
The pension value reported is the “compensatory value” of the changes in the pension obligation during the reporting period, which includes: the value of projected pension earned for additional service during the year less employee contributions, the impact of plan changes (if any) on the accrued obligation, and any difference between actual and estimated earnings used to calculate the actuarial value of the pension obligation. For Mr. Wiggan, this amount also includes bank notional contributions to the Executive Retirement Plan. Additional details on the bank’s pension plans for NEOs are provided beginning on page 77 of this circular.

(5)
The aggregate value of perquisites is calculated using the incremental cost to the bank for providing the personal benefits to NEOs. The following values reflect the perquisites which exceed 25% of the NEO’s total amount reported. For 2024, Mr. Masrani’s amount includes $49,863 in perquisite allowance and $29,346 in tax/financial planning costs; Mr. Tran’s amount includes $35,901 in perquisite allowance and $28,958 in tax/financial planning costs; Mr. Ahmed’s amount includes $35,901 in perquisite allowance and $21,742 in home security costs; Mr. Salom’s amount includes $47,565 in perquisite allowance; and Mr. Wiggan’s amount includes $31,759 in perquisite allowance.

(6)
The pension value reflects that Mr. Masrani reached normal retirement age on June 1, 2019 according to the terms of the plan. Additional information, including changes in the total pension obligation, are outlined under the heading “Accrued NEO Defined Benefit Pension Obligation” on page 81 of this circular.

(7)
As part of the exchange of the bank’s investment in TD Ameritrade for an investment in The Charles Schwab Corporation, Mr. Masrani was appointed to the Board of Directors of The Charles Schwab Corporation effective October 6, 2020. In addition to the compensation reported in the table above, Mr. Masrani received the following payments from The Charles Schwab Corporation either in respect of or during the period November 1, 2023 to October 31, 2024: a retainer of US$120,000, which Mr. Masrani elected to be deferred as restricted stock units; a stock option award of US$86,000; and a restricted stock unit award of US$129,000. Each restricted stock unit is the equivalent to one share of common stock of The Charles Schwab Corporation and earns dividend equivalents which are paid in cash.

(8)
Mr. Masrani retired as Group President and CEO effective February 1, 2025. Mr. Masrani will remain available to the bank in an advisory capacity until July 31, 2025; during the transition, he will provide continuity on the bank’s critical AML remediation effort.

(9)
Mr. Ahmed became Special Advisor, TD Securities on November 1, 2024 and retired as of January 31, 2025.

(10)
In 2022, Mr. Salom’s compensation was awarded in a combination of Canadian and U.S. dollars; in 2023 and 2024, Mr. Salom’s compensation was awarded in U.S. dollars. Where required, the exchange rate used to convert U.S. dollar compensation, excluding share-based and option-based awards, was the WM/Reuters average month-end US/CDN closing exchange rate for the fiscal year

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(2024 = 1.3590; 2023 = 1.3492; 2022 = 1.2919). The exchange rate used to convert share-based and option-based awards into Canadian dollars was the Bank of Canada’s US/CDN closing rate on the trading day prior to the date the awards were granted (2024 = 1.4154; 2023 = 1.3570; 2022 = 1.363).
(11)
Mr. Wiggan was Executive Vice President, Vice Chair and Co-Head of Global Investment Banking, TD Securities until December 10, 2023, and was appointed Group Head, Wealth Management and Insurance, TD Bank Group effective December 11, 2023. Effective November 1, 2024, Mr. Wiggan was appointed Group Head, Wholesale Banking, TD Bank Group and President & CEO, TD Securities.

INCENTIVE PLAN AWARDS
Outstanding Option-Based Awards and Share-Based Awards
The following table presents details of all outstanding option-based awards and outstanding unvested share-based awards at December 31, 2024.
Name	Option-based Awards					Share-based Awards(1)(2)
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The- Money Options(3) ($)	Value of Options Exercised ($)	Number of Shares That Have Not Vested		Market or Payout Value of Share-based Awards That Have Not Vested(3) ($)		Market or Payout Value of Share- based Awards That Have Vested and Not Paid Out or Distributed(3)(5) ($)
						Min(4)	Target	Min	Target
Bharat Masrani	0	52.46	Dec 11, 2024	0	3,768,369
	74,267	53.15	Dec 9, 2025	1,736,362	2,386,621
	157,224	65.75	Dec 12, 2026	1,694,875
	183,632	72.64	Dec 12, 2027	714,328
	352,268	69.39	Dec 12, 2028	2,515,194
	217,224	72.84	Dec 12, 2029	801,557
	220,432	71.88	Dec 12, 2030	1,025,009
	236,259	95.33	Dec 12, 2031	0
	281,738	90.55	Dec 12, 2032	0
	294,485	81.78	Dec 12, 2033	0
						136,526	176,160	10,448,358	13,481,524	27,407,558
Total	2,017,529			8,487,325	6,154,990	136,526	176,160	10,448,358	13,481,524	27,407,558
Kelvin Tran	0	52.46	Dec 11, 2024	0	197,542
	9,612	53.15	Dec 9, 2025	224,729
	8,748	65.75	Dec 12, 2026	94,303
	9,312	72.64	Dec 12, 2027	36,224
	9,540	69.39	Dec 12, 2028	68,116
	9,116	72.84	Dec 12, 2029	33,638
	12,852	71.88	Dec 12, 2030	59,762
	27,581	95.33	Dec 12, 2031	0
	40,704	90.55	Dec 12, 2032	0
	51,017	81.78	Dec 12, 2033	0
	39,176	75.76	Dec 12, 2034	30,166
						32,689	42,609	2,501,659	3,260,891	3,650,746
Total	217,658			546,937	197,542	32,689	42,609	2,501,659	3,260,891	3,650,746
Riaz Ahmed	58,544	53.15	Dec 9, 2025	1,368,759
	50,192	65.75	Dec 12, 2026	541,070
	53,072	72.64	Dec 12, 2027	206,450
	53,292	69.39	Dec 12, 2028	380,505
	50,936	72.84	Dec 12, 2029	187,954
	51,696	71.88	Dec 12, 2030	240,386
	81,968	95.33	Dec 12, 2031	0
	128,700	90.55	Dec 12, 2032	0
	132,932	81.78	Dec 12, 2033	0
	99,559	75.76	Dec 12, 2034	76,660
						86,265	112,337	6,601,894	8,597,136	23,456,870
Total	760,891			3,001,784	0	86,265	112,337	6,601,894	8,597,136	23,456,870
Leo Salom	53,692	69.39	Dec 12, 2028	383,361
	52,752	72.84	Dec 12, 2029	194,655
	57,756	71.88	Dec 12, 2030	268,565
	62,211	95.33	Dec 12, 2031	0
	39,651	90.55	Dec 12, 2032	0
	45,271	81.78	Dec 12, 2033	0
	32,257	75.76	Dec 12, 2034	24,838
						82,945	106,974	6,347,787	8,186,725	2,180,025
Total	343,590			871,419	0	82,945	106,974	6,347,787	8,186,725	2,180,025
Tim Wiggan	66,026	90.55	Dec 12, 2032	0
	85,683	81.78	Dec 12, 2033	0
	59,730	75.76	Dec 12, 2034	45,992
						55,618	72,575	4,256,451	5,554,173	—
Total	211,439			45,992	0	55,618	72,575	4,256,451	5,554,173	—

(1)
Outstanding share-based awards granted prior to January 31, 2014 have been adjusted to reflect the issuance of additional common shares as a result of the bank’s January 31, 2014 stock dividend of one common share per each issued and outstanding common share, which had the same effect as a two for one stock split.

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(2)
The number of units outstanding and the corresponding value includes the value of dividends granted in the form of additional units.

(3)
Value is based on the December 31, 2024 TSX closing price for a common share of $76.53.

(4)
Represents 80% of the outstanding unvested PSUs granted in December 2022 and 75% of the unvested PSUs granted in December 2023 and December 2024, which is the lowest number of units determined by formula under the plan terms (however, the committee may, in its discretion, reduce or cancel outstanding unvested share units) and 100% of outstanding RSUs, DSUs and VSUs, if applicable.

(5)
Represents vested share-based awards (DSUs and VSUs) which are not paid out, and will remain outstanding until the NEO retires or otherwise leaves the bank.

Value on Vesting or Pay-Out of Incentive Plan Awards
The table below presents details of all awards that vested in the most recently completed calendar year.
		Option-based Awards		Share-based Awards
Name	Grant Date	Number Vested During the Year (#)	Value Vested During the Year ($)	Number of Initial Units (#)	Number of Units ± Performance Adjustment(1) (#)	Number of Units Vested During the Year(2) (#)	Value Vested During the Year ($)
Bharat Masrani	Dec 12, 2020	220,432	928,019	—	—	—	—
	Dec 12, 2021	—	—	67,155	(15,369)	61,475	4,657,316
Kelvin Tran	Dec 12, 2020	12,852	54,107	—	—	—	—
	Dec 12, 2021	—	—	9,010	(2,062)	8,248	624,846
Riaz Ahmed	Dec 12, 2020	51,696	217,640	—	—	—	—
	Dec 12, 2021	—	—	23,299	(5,332)	21,328	1,615,804
Leo Salom	Dec 12, 2020	57,756	243,153	—	—	—	—
	Dec 12, 2021	—	—	17,683	(4,047)	16,187	1,226,354
Tim Wiggan	Dec 12, 2020	—	—	—	—	—	—
	Dec 12, 2021	—	—	21,232	—	24,295	1,840,563

(1)
The PSUs granted on December 12, 2021 for Mr. Masrani, Mr. Tran, Mr. Ahmed, and Mr. Salom vested and matured on December 12, 2024. Additional details are provided under the heading “PSU Payout Factor in 2024” below. Mr. Wiggan received a TD Securities Long Term Compensation Plan (LTCP) award on December 12, 2021 which vested and matured on December 12, 2024 and was not subject to a performance adjustment.

(2)
Number of PSUs vested during the year includes dividend equivalents earned on outstanding units during the three-year deferral period.

PSU Payout Factor in 2024
The PSUs granted on December 12, 2021 vested and matured on December 12, 2024. The PSU plan includes a performance factor which measures the bank’s relative TSR for the three-year period ending October 31, 2024 compared to the peer comparator group and can impact the final number of units within a range of 80% to 120%. The peer comparator group comprises Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
Based on the bank’s relative three-year TSR versus the peer comparator group established at the time the award was granted, the calculated performance factor was calculated at 80%.
For PSUs granted in December 2022 and beyond, the performance factor appliable to PSUs at maturity will be calculated using the average of the three-year TSR relative to peers for the 20 trading days ending October 31, rather than using the results as of a single trading date of October 31.
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BANK PERFORMANCE AND EXECUTIVE COMPENSATION
Five-Year TSR Comparison
The following graph compares the five-year (based on fiscal year) TSR for common shares to the return for the S&P/TSX Composite Index Banks and the S&P/TSX Composite Index.
Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends
(at the price determined by the bank pursuant to the bank’s Dividend Reinvestment Plan)
Growth in Compensation Relative to Growth in Adjusted Net Income and Market Capitalization
The following graph illustrates the change in total compensation awarded to the NEOs compared to the change in adjusted net income available to common shareholders and market capitalization since 2019.
Using 2019 as a baseline, the total compensation awarded to the top five NEOs decreased by approximately 42.5%, compared to growth over the same period in adjusted net income available to common shareholders of 12% and decrease in market capitalization of -1%. To provide a consistent basis of comparison over the time period, the figures for all years include the total compensation for only the top five NEOs (for 2021 Mr. Tran was CFO for only a portion of the year and Mr. Dorrance was an officer of the bank for only a portion of the year; this additional data has been excluded). For further information on the bank’s adjusted earnings, see footnote 2 on page 39 of this circular.
Cost of Management Ratio
The cost of management ratio expresses the total of all types of compensation awarded to the top five NEOs of the bank as a percentage of the adjusted net income available to common shareholders and of market capitalization.
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Year	Total NEO Compensation ($ millions)	Adjusted Net Income Available to Shareholders(1) ($ millions)	Cost of Management Ratio (%)	Market Capitalization ($ millions)(2)	Cost of Management Ratio (%)
2024	20.74	13,751	0.15	134,702	0.02
2023(3)	39.33	14,432	0.27	138,706	0.03
2022	43.30	15,166	0.29	158,743	0.03

(1)
For further information on the bank’s adjusted results, see footnote 2 on page 39 of this circular.

(2)
Market capitalization as at October 31 of each year.

(3)
For the year ended October 31, 2023, certain amounts have been restated for the adoption of IFRS 17. Refer to Note 4 of the bank’s 2024 Consolidated Financial Statements for further details.

Total compensation for the top five NEOs includes fiscal base salary, annual cash incentive award, share based awards, option awards, pension value and all other compensation for the executive officers named in the circular for the years indicated.
ADDITIONAL DISCLOSURE
The bank is committed to providing detailed disclosure to enable shareholders to evaluate the bank’s compensation plans, policies, and practices. This section of the circular provides additional disclosure, including information required by regulators or recommended under disclosure best practices. Included are details on the CEO pay ratio, approach to employee total rewards, alignment to Financial Stability Board (FSB) principles and risk management practices, material risk takers, including additional summary compensation information required by the FSB, and additional information on retirement plan benefits, termination and change of control benefits, and stock options.
CEO PAY RATIO
As of October 31, 2024, the average full-time equivalent employee compensation (excluding the CEO) was $164,425. For 2024, this results in a CEO to average employee compensation multiple of 10. The ratio is calculated based on the total compensation for the CEO as reported in the Summary Compensation Table divided by the overall average compensation of a full-time equivalent employee (i.e. the overall cost of salaries and benefits for TD Bank Group excluding the CEO divided by the number of full-time equivalent employees).
The CEO to average employee compensation multiple based on CEO target compensation for 2024 is 92. This ratio is calculated based on the target total compensation for the CEO divided by the overall average compensation of a full-time equivalent employee (i.e. the overall cost of salaries and benefits for TD Bank Group excluding the CEO divided by the number of full-time equivalent employees).
APPROACH TO EMPLOYEE TOTAL REWARDS
The bank’s approach to employee total rewards reflects a consistent philosophy, which is applicable to all TD employees, and is focused on delivering a total rewards offering that is market competitive, performance-based, minimizes practices that could lead to misconduct, promotes fair and consistent outcomes, alignment between executives and employees, and recognizes and rewards the valuable contributions of colleagues. To execute against this philosophy, the bank has well-established and comprehensive total rewards programs, structures, and practices that are designed to deliver appropriate outcomes for all colleagues.
Examples of these programs, structures, and practices include:
•
Compensation program eligibility, including both salary and incentive compensation, is based on role and level, and is applied consistently for all employees;

•
The majority of employees are paid according to well-defined salary structures which provide a range of pay that is competitive in the market while allowing for appropriate variation to recognize individual performance, experience and capability;

•
These salary structures are supported by market analysis and a robust job evaluation process that measures the content of positions and organizes jobs of similar complexity and accountability together into job levels;

•
Salary structures and incentive programs are reviewed regularly with information gathered from recognized third-party compensation surveys, and adjustments are made where required to achieve appropriate outcomes, including the ability to deliver market competitive pay;

•
Minimum entry level wages that are targeted to be at least 20% in excess of statutory minimums;

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•
Tools used to facilitate year-end base salary and incentive decisions include guidelines to support consistency in decision making, and additional training and support is available to people managers;

•
Year-end performance and compensation decisions go through a review process to monitor outcomes;

•
The business performance factors used to determine year-end incentive awards for approximately 90,000 employees who participate in the bank’s large corporate incentive plans are reviewed to confirm that factors for employees were comparable to the factors for executives;

•
Year-end base salary increase budgets are reviewed to confirm that the increases for employees are comparable to the increases for executives;

•
In 2025, a one-time award of five TD shares and an additional paid day off for all eligible non-executive colleagues;

•
All employees (based on jurisdiction and business) participate in the same benefits programs that offer choice and flexibility in selecting coverage for medical, dental and other benefits to help support colleague health and well-being; and

•
All employees (based on jurisdiction and business) are given the opportunity to participate in the same base retirement arrangements (qualified plans in the U.S. and registered plans in Canada) to support their financial well-being in retirement.

The bank regularly reviews its structures and practices to confirm they are operating as intended and outcomes are fair, appropriate and compliant with local laws. After adjusting for factors such as level, geography and role, during 2024:
•
Women globally earned more than 99 cents for every dollar earned by men;

•
Visible minorities in Canada earned more than 99 cents for every dollar earned by colleagues who do not identify as visible minorities; and

•
Minorities in the U.S. earned one dollar for every dollar earned by colleagues who do not identify as minorities.

ALIGNMENT TO FINANCIAL STABILITY BOARD PRINCIPLES AND RISK MANAGEMENT PRACTICES
In 2009, the Financial Stability Board (FSB), an international body that plays a key role in compensation reform initiatives for financial institutions, published the FSB Guidelines. These FSB Guidelines are intended to protect against excessive risk taking and enhance the stability and soundness of the international financial system, and have been endorsed by many regulators and governments around the world, including Canada.
The bank’s compensation programs and practices align with the FSB Guidelines, and other regulatory expectations as appropriate. A focus of the FSB Guidelines is ensuring that compensation programs are aligned with and incent prudent risk taking. The next section of this circular (pages 71 to 74) provides a description of how compensation is aligned with risk management practices at the bank, and provides an overview of certain other policies and practices that are aligned with the FSB Guidelines.
Annual Independent Review of Alignment with FSB Guidelines
Each year the bank’s internal audit division assesses the controls that have been put in place that are designed to align compensation practices with the FSB Guidelines and, where applicable, other jurisdiction specific regulations. In each of the past 12 years, the conclusion of the review has been a satisfactory rating.
Alignment of Compensation with Risk Appetite
The bank has a comprehensive risk management program involving a set of tools and key processes to communicate its risk appetite, and to identify and assess, measure, control, monitor and report on performance against the risk appetite during the year. A detailed explanation of how the bank manages risk can be found in the “Managing Risk” section of the bank’s 2024 MD&A. This program is aligned with the bank’s risk culture, and reinforced through compensation practices and policies that are designed such that risk is a key consideration through the various stages of the compensation cycle.
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Risk Appetite
The Risk Appetite Statement (RAS) is the primary means used to communicate how TD views risk and determines the type and amount of risk the bank is willing to take to deliver on its strategy and enhance shareholder value. In setting the risk appetite, the bank considers its vision, purpose, strategy, shared commitments, and capacity to bear risk under both normal and recessionary/stress conditions.
The core risk principles for TD’s RAS are as follows:
The bank takes risks required to build its business, but only if those risks:
1.
Fit the business strategy and can be understood and managed.

2.
Do not expose the enterprise to any significant single loss events; TD does not “bet the bank” on any single acquisition, business, product or decision.

3.
Do not risk harming the TD brand.

To make meaning of the RAS, the bank establishes principles and measures at the enterprise and segment level as appropriate. RAS principles are defined for each of the major risk categories below:
• Strategic Risk • Market Risk • Model Risk • Liquidity Risk • Legal and Regulatory Compliance (including Financial Crime) Risk	• Credit Risk • Operational Risk • Insurance Risk • Capital Adequacy Risk • Reputational Risk
Each principle is supported by qualitative and quantitative measures with associated thresholds and limits, as appropriate, to inform ongoing monitoring of performance against the bank’s RAS principles. Measures consider both normal and stress scenarios and include those that can be monitored at the enterprise level and cascaded to the segments, where possible.
Performance relative to the RAS principles and measures is reported regularly to senior management, the board, and the risk committee of the board. An annual consolidated assessment of management’s performance against the RAS principles and measures is prepared by risk management and is presented by the CRO to a joint session of the risk committee and the HRC. This assessment is then used by the HRC as an important input to year-end compensation decisions.
Risk Culture
Risk culture is one of the attributes that is integral to the bank’s overall organizational culture. It forms part of and is guided by the bank’s Shared Commitments and the TD Culture Framework. The central oversight for organizational culture at the bank is led by human resources in partnership with risk management. The risk committee engages with the CRO to drive a proactive risk culture.
The bank’s risk culture starts with the “tone at the top” set by the CEO and members of the SET, overseen by the board, and supported by the bank’s vision, purpose, shared commitments, the bank’s Code and risk appetite, impacting a range of processes including objective setting and performance management. These governing objectives describe the behaviours that the bank seeks to foster where the only risks taken are those within our established risk appetite.
Ethics, integrity and conduct is a pillar of the bank’s culture and are key components of the bank’s risk culture. The bank’s Code, which is reviewed and attested to by every board member and eligible employee on an annual basis, guides employees to make decisions that meet the highest standards of integrity, professionalism, and ethical behaviour. To reinforce the importance of ethical behaviour, all incentive awards are subject to continued compliance with the Code.
To support the desired risk culture, risk is a key consideration throughout the compensation cycle, as outlined below.
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1. Variable Compensation Plan Design
A key executive compensation principle is to design variable compensation plans that do not encourage risk-taking behaviour beyond the bank’s risk appetite. This includes incorporating appropriate risk balancing mechanisms in variable compensation plans (e.g., deferrals, risk adjustments, use of discretion) to mitigate the potential for excessive risk-taking.
To verify that there is appropriate consideration of risk, the variable compensation plan design process for all material incentive plans (including the ECP) involves having material revisions reviewed by a challenge committee, and subsequently by the CRO, who review and endorse revisions, confirming that the proposed design does not create an incentive for risk-taking beyond the bank’s risk appetite. Once endorsed by the CRO, material changes to these plans are also subject to review and approval by the HRC.
2. Aggregate Variable Compensation Award Pool Determination
As discussed in the section titled “How the Executive Compensation Plan Works” on page 47, the aggregate variable compensation award pool available each year for plan participants is based on annual business metrics and other discretionary measures, including risk adjustments. Under the design, risk adjustments may only be used to reduce the variable compensation pool, and there is no limit on potential reductions. Thus, year-end variable compensation awards (both cash and equity) for all participants may be reduced to zero.
The committee makes decisions regarding risk adjustments and final variable compensation award pools following a joint session with the risk committee, at which the CRO provides his assessment of performance relative to the risk appetite for the year. This process allows the committee to align the variable compensation pool for executives to the bank’s risk-adjusted performance, as appropriate.
3. Individual Awards Evaluation
To promote the awareness of, and hold executives accountable for, acting in accordance with the RAS and the Code, the performance assessment and compensation decision process for executives includes consideration of performance against a standard set of risk management accountabilities, the Code, and control framework observance. The standard accountabilities are important non-financial measures evaluated prior to performance assessments being completed and compensation decisions being made. The assessment is completed on an individual-by-individual basis and is supported by a comprehensive enterprise-wide process under which risk-, control- and misconduct-related events that meet certain criteria are identified. For each event identified, the facts and circumstances are investigated, and adjustments to performance assessments and/or variable compensation are made as appropriate.
As part of the process, a summary of the events identified is reviewed with the Chief Human Resources Officer, the General Counsel, and the CRO to verify that all significant issues are considered. Upon completion, the HRC receives a report detailing adjustments made to performance assessments and compensation decisions as a result of risk, control or misconduct issues identified during the year.
4. Reduction, Forfeiture, and Clawback of Variable Compensation
After variable compensation is awarded, it continues to be subject to a number of reduction, forfeiture, and clawback provisions, and there are a number of mechanisms that align variable compensation with risk adjusted performance over time.
A significant portion of variable compensation for executives is deferred into share units and/or stock options that cliff vest at the end of a minimum of three years. Under these plans, the committee has the ability to reduce the value of maturing share units and/or unvested stock options in a range of circumstances, and each year the committee assesses whether or not any reductions are appropriate.
Supporting this process, each year, the CRO completes a look-back analysis of performance over the past three years to determine if there were any material risk events or material weaknesses in TD’s control infrastructure that, if known at the time of award, would have resulted in non-compliance with the RAS. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees, and support the HRC in determining if equity awards should be reduced in value or forfeited at maturity.
In addition to the discretionary reduction or forfeiture of deferred compensation that can be applied by the committee, the deferred compensation plans include forfeiture provisions that result in full forfeiture of awards if an individual resigns or is terminated for cause.
All variable compensation awards under the ECP are subject to clawback in the event of a material misrepresentation resulting in the restatement of financial results, or in the event of a material error. In those circumstances, the HRC would have the right to apply clawback to some or all of any variable compensation awarded or paid within a 36-month look-back period.
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In addition, for awards made after December 1, 2017, the HRC has the discretion to apply clawback to any award granted or paid in the event of employee conduct constituting cause for discipline or dismissal, including, but not limited to:
•
Breaching the Code;

•
Breaching employment or post-employment duties or obligations to TD; and

•
Any behaviour that could have a negative impact on the reputation, market performance or financial performance of TD.

In the situations above, the HRC has the discretion to apply clawback to some or all of the variable compensation awarded or paid to groups of individuals or to specific individuals as appropriate after a comprehensive investigation of the circumstances.
In October 2023, the bank implemented a new Incentive Compensation Clawback Policy to comply with new clawback requirements set out in Section 303A.14 of The New York Stock Exchange Listed Company Manual. The policy applies to current and former executive officers who served as an executive officer during the last three completed fiscal years preceding the date the bank is required to prepare a restatement. Subject to certain conditions, the incentive compensation subject to clawback is the amount received by the current or former executive officer that exceeds the amount they would have received had the incentive-based compensation been determined based on the applicable restated financial statements. Details concerning the HRC’s consideration of clawbacks in 2024 can be found on page 37 of this circular.
Share Ownership Requirements
In order to support the alignment of interests between the bank’s executives and long-term shareholders, senior executives are subject to share ownership requirements (SOR). Requirements are typically determined as a multiple of base salary, with the multiple increasing to reflect the level and responsibility of the executive. Executives can meet their SOR through directly held shares, DSUs, VSUs, PSUs and RSUs.
If an executive has not met the applicable SOR, the executive must, upon exercising stock options, hold the amount equivalent to the gain (after tax considerations) in the form of TD common shares until the executive’s SOR under the policy has been met.
Executives at the executive vice president level and above continue to be subject to the SOR for a period of time following retirement, including two years post-retirement for the CEO and one year for the other NEOs, to encourage proper succession and to leave the bank in a position to continue to grow long-term value following their departure.
Refer to pages 61 to 65 for details on the SOR and the value of share and share equivalents held by the NEOs.
Anti-Hedging/Anti-Pledging
To maintain the intended risk alignment with shareholder interests, all employees and directors of TD are prohibited under the bank’s trading policies from the following:
•
Entering into any transaction or series of transactions, which includes any derivatives such as swaps, forwards or futures, that is designed to, or has the effect of, hedging or offsetting a decrease in the market value of securities issued by the bank, or other restricted securities as established by the bank (Restricted Securities);

•
Short selling (i.e. a transaction whereby you seek to make a profit speculating that the value of the securities will decrease) securities issued by the bank or other Restricted Securities;

•
Entering into any contract or series of contracts that create a short sale of securities issued by the bank or other Restricted Securities; or

•
Trading in put or call options on securities issued by the bank or other Restricted Securities, including covered calls.

In addition, all equity compensation plans include a general prohibition against entering into any transaction, which includes any derivative such as a swap, forward or futures contract, that is designed to, or has the effect of, hedging, pledging or offsetting a decrease in the market value of equity awards granted as compensation.
Independence of Control Functions
To avoid potential conflicts of interest, the business performance factor for all executives in risk and control functions considers only enterprise-wide performance and is not linked to the performance of a specific business unit. In addition, the HRC reviews and approves compensation awards for control function heads.
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MATERIAL RISK TAKERS

All individuals who may have a material impact on the risk of the bank have been identified and, under bank policy, have a minimum 40% of variable compensation awarded as equity that vests after a minimum of three years.

Under FSB Guidelines, senior executives and groups of executives, as well as other employees whose actions could have a material impact on the risk exposure of the bank, should have a significant portion of variable compensation deferred over a period of years. The purpose of the deferral is to incent these individuals in a manner that is consistent with the long-term performance and sustainability of the bank.
To align with the FSB Guidelines described above, the human resources and risk management teams collaborated to identify individuals across the bank who have the authority to impact the risk exposure of the bank in a material way. As a starting point, management determined that all senior executives of the bank titled senior vice president and above would be considered material risk takers. In addition, the bank considered all other individuals who, in the normal course of their daily accountabilities (and operating within the bank’s Code), can make decisions which impact the risk exposure of the bank in excess of $50 million, would be material risk-takers.
ADDITIONAL SUMMARY COMPENSATION INFORMATION
In 2011, the Basel Committee on Banking Supervision published Pillar 3 Disclosure Requirements for Remuneration. In addition to detailed descriptions of governance and key features of the bank’s approach to executive compensation, as outlined on pages 46 to 56, additional quantitative information is required for senior management and material risk takers.
In addition to the ECP outlined on pages 46 to 56, some material risk takers participate in the Performance Compensation Plan (PCP). Incentive plan funding is tied to the success of front office revenue generating businesses in TD Securities and the bank’s overall performance, inclusive of any required risk adjustments including discretion deemed appropriate by the HRC. The HRC has the authority to reduce the variable funds available for distribution to zero. Individual participant awards are allocated on a fully discretionary basis by senior leaders from the pool of funds available and consider business and individual performance along with market competitive levels of pay. Award allocation is discretionary, varying from year to year, and leaders can also elect not to issue an award at their discretion. The global pool of funds includes both the fixed components of total rewards like base salary and benefits and variable components like cash and equity incentives.
For the purposes of the tables below, senior management has been identified as the NEOs listed in the bank’s management proxy circular in each of the years indicated, and material risk takers are the individuals identified through the process described above (excluding the NEOs).
2024 Compensation Awards
The following table summarizes the total value of fixed and variable compensation awarded to material risk takers in respect of 2024 and 2023. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.
	2024		2023
(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Number of Employees	5	229	5	216
Fixed Compensation
Salary(1)	4.6	94.8	4.9	90.3
Total Fixed Compensation	4.6	94.8	4.9	90.3
Variable Compensation
Cash Incentive (non-deferred)	4.9	191.0	8.8	147.3
Share Units (deferred)	7.4	158.7	17.0	139.4
Stock Options (deferred)	2.8	22.0	6.5	22.5
Other (deferred)(2)	0.0	0.9	0.0	1.0
Total Variable Compensation	15.1	372.6	32.3	310.2
Total Compensation	19.7	467.4	37.2	400.5

(1)
Salary is the annual (or equivalent) salary as at October 31, 2024 and October 31, 2023.

(2)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements and deferred incentive plans for certain wealth management participants.

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Special Payments
The following table summarizes the total value of special payments awarded to material risk takers in respect of 2024 and 2023. The value of equity compensation (share units and stock options) awarded is reported based on the expected value of the award on the date of grant.
	2024		2023
(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Guaranteed Awards(1)
Number of Employees	0	0	0	5
Total Amount	0.0	0.0	0.0	30.3
Sign on Awards(2)
Number of Employees	0	7	0	12
Total Amount	0.0	14.0	0.0	183.0
Severance Paid(3)
Number of Employees	0	22	0	5
Total Amount	0.0	32.9	0.0	3.7

(1)
Guaranteed awards include any portion of the target total direct compensation that was guaranteed during the year.

(2)
Sign-on awards include any one-time compensation agreed to when an employee joined the bank, including through acquisition.

(3)
The single highest severance amount paid in 2024 was $3.7 million, versus the single highest severance amount paid in 2023 of $1.9 million.

Deferred Compensation
The following table summarizes the value of vested and unvested deferred compensation outstanding as at December 31 as well as the value of deferred compensation paid during the calendar year.
	2024(1)		2023(1)
(C$ millions)	Senior Management	Material Risk Takers	Senior Management	Material Risk Takers
Unvested
Share Units	39.1	456.8	48.7	476.7
Stock Options	0.2	1.4	7.3	22.8
Other Deferred Incentive(2)	0.0	119.0	0.0	150.7
Vested
Share Units	56.7	113.6	62.6	127.6
Stock Options	12.8	17.0	32.6	54.2
Other Deferred Incentive(2)	0.0	0.0	0.0	0.0
Paid during calendar year
Share Units	10.0	139.3	14.9	153.0
Stock Options	6.4	7.1	11.5	8.6
Other Deferred Incentive(2)	0.0	46.5	0.0	61.9

(1)
Based on the TSX closing price of a common share on December 31, 2024 of $76.53, and on December 29, 2023 of $85.62.

(2)
Includes a deferred cash plan introduced for certain U.K. participants to align compensation structure with U.K. regulatory requirements; deferred incentive plans for certain wealth management participants; and deferred cash incentives agreed to for employees that joined the bank, including through acquisition.

100% of the vested and unvested awards listed in the above table are subject to either implicit adjustments (e.g., fluctuations in the stock price or changes in the PSU multiplier) and/or explicit adjustments (e.g., reduction, clawback, or forfeiture of awards).
Adjustments to Deferred Compensation
The bank’s equity share unit plans include the ability for the committee to reduce the value of deferred compensation in certain circumstances, including for non-compliance with the bank’s risk appetite. To support this potential reduction, at year-end, the CRO completes a look-back analysis of performance over the past three years to determine whether there were any material risk events that occurred that warranted such a reduction. The conclusions of this review are discussed at the joint session of the board’s risk and human resources committees. Following the 2024 review, no such adjustments were made.
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RETIREMENT PLAN BENEFITS

•
Mr. Masrani, Mr. Tran, and Mr. Ahmed participate in a supplemental executive retirement plan called the Executive Benefit Plan, and Mr. Salom participates in a supplemental executive retirement plan called the Executive Pension (Canada). Both plans provide for a defined benefit pension of two percent of eligible earnings for each year of credited service, inclusive of deemed or actual benefits under government pensions and bank retirement plans. Caps are applied to years of credited service and eligible earnings, based on the executive’s level. Mr. Wiggan participates in a supplemental defined contribution retirement plan called the Executive Retirement Plan. The plan provides annual notional contributions from TD based on the executive’s level. The account balance is adjusted up or down for notional investment return based on the asset mix selected by the executive from among options made available under the plan. Receipt of the executive pension benefits is dependent on compliance with conduct provisions.

•
Mr. Masrani earned a flat annual pension accrual of $110,000 per year for each year of service as CEO, and his total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.5 million. The NEOs participate in different bank retirement plans. The following section describes the retirement plans in which one or more of the NEOs continue to participate. In addition, there are several plans in which the NEOs accrued benefits but no longer actively participate, including the TD Securities U.K. Group Personal Pension Plan, the TD Banknorth Supplemental Plan, the TD Banknorth Pension Plan, and the TD Bank 401(k) Retirement Plan.

Executive Benefit Plan
The bank offers the NEOs who participate in this plan an unfunded executive benefit plan that includes a portion of the executives’ annual cash incentive compensation. The plan is closed to new members; new executives participate in the Executive Retirement Plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously and currently participates. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:
Participating NEOs	Mr. Masrani (under amended terms, explained below under the section entitled “Pension Arrangements for Mr. Masrani”), Mr. Tran, and Mr. Ahmed.
Pension Formula
The greater of the benefit determined as 2% of final average earnings multiplied by years of service from date of hire (maximum of 30 or 35 years, as applicable) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Québec Pension Plan). The total pension is reduced if the executive does not have the same years of service in the bank’s registered pension plans.
For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans. The deemed accrual adjustment became effective for Mr. Masrani on November 1, 2014, one year before this accrual reduction became effective for other senior executives. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, is capped at $1.5 million.

Final Average Earnings
The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped using the formula below – (a), (b), or (c)  – that provides the greatest benefit:
a)
salary with no inclusion of annual cash incentive (maximum of 35 years);

b)
salary frozen at October 31, 2010, plus annual cash incentive to a maximum of 120% of actual salary for service prior to October 31, 2015 and service thereafter (maximum of 30 years in total); or

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c)
pensionable earnings (salary, plus annual cash incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years); or the maximum pensionable earnings associated with the executive level at October 31, each year.

Actual cash incentives are used to calculate pensionable earnings before October 31, 2015 and target cash incentives for service after that date.

Normal Retirement Age	63
Vesting Requirements	Five years of Executive Benefit Plan participation.
Reduction for Early Pension Commencement	The portion of the executive’s pension provided by the Executive Benefit Plan is reduced on an actuarially equivalent basis if payments commence before age 62.
Form of Pension
The portion of the executive’s pension provided by the Executive Benefit Plan is paid for the life of the executive with 50% of the pension amount continuing to the surviving spouse after death. Other optional forms of payment are available on an actuarially equivalent basis.

Other Considerations
The Executive Benefit Plan is subject to conduct provisions and accrued benefits may be forfeited if the provisions are violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.

Executive Pension (Canada)
The bank offers the NEOs who participate in this plan an unfunded non-registered executive pension plan that includes a portion of the executives’ annual cash incentive contribution. Mr. Salom currently participates in this plan while on assignment to the U.S. The plan is closed to new members; new executives participate in another plan. Executives who participate in this plan must comply with conduct provisions to receive full payment. This plan determines the total pension payable from all TD retirement plans in which the executive previously participated. The portion not paid from a registered/qualified plan is paid as a supplemental benefit. The executives’ total bank pension is determined based on the following plan provisions:
Participating NEOs	Mr. Salom
Pension Formula
The greater of the benefit determined as 2% of final average earnings multiplied by years of credited service (maximum of 35 years) is the executive’s total pension available from all plans, inclusive of pensions payable under the other TD plans in which the executive has been eligible to participate and government pension plans (e.g., Canada/Québec Pension Plan).
For each year of credited service after November 1, 2015, annual pension benefits are reduced by an amount deemed by the bank to adjust for the fact that executives cannot contribute in excess of registered pension plan limits. This reduction creates greater alignment of cost-sharing between employee and executive plans.

Final Average Earnings
The average of the best consecutive five years of pensionable earnings, in the 10 years prior to retirement, where pensionable earnings are capped at the greater of:
•
pensionable earnings (salary, plus annual cash incentive to a maximum of 120% of salary) frozen at October 31, 2012 (maximum of 35 years); or

•
the maximum pensionable earnings associated with the executive level at October 31, each year.

Normal Retirement Age	65
Vesting Requirements	Executive must satisfy at least one of the two vesting requirements: • age 55 and 10 years of continuous service with TD; or • age plus continuous service with TD is equal to or greater than 80.
Reduction for Early Pension Commencement	The portion of the executive’s pension provided by the Executive Pension is reduced on an actuarially equivalent basis if payments commence before age 65.
Form of Pension	The portion of the executive’s pension provided by the Executive Pension is paid for the life of the executive. Other optional forms of payment are available on an actuarially equivalent basis.
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Other Considerations
The Executive Pension is subject to conduct provisions and accrued benefits may be forfeited if the provisions are violated. The conduct provisions include restrictions against certain post-employment conduct, including but not limited to the dissemination of confidential information or working on behalf of a competitor.

Executive Retirement Plan
The bank offers NEOs who participate in this plan an unfunded, defined contribution retirement plan to which TD makes notional contributions. An executive’s notional account balance is adjusted up or down for notional investment return based on the asset mix selected by the executive from among options made available under the plan. TD’s notional contributions to the Executive Retirement Plan are in addition to the benefits earned in the TD registered pension plan in which the NEO participates. Executives who participate in this plan must comply with conduct provisions to receive full payment.
Participating NEOs	Mr. Wiggan
Pension Formula
For participants in a TD defined benefit registered pension plan, core contributions of 4% of executive pensionable earnings plus executive match of 5% of executive pensionable earnings.
Executive Retirement Plan participants are required to make contributions under the TD registered pension plan in which they participate at a higher rate than non-executive members.

Executive Pensionable Earnings (for notional contributions)	Annual salary plus actual annual cash incentive in excess of $200,000, subject to a cap of $1,300,000.
Vesting Requirements	Executive must satisfy at least one of the two vesting requirements: • age 55 and 10 years of continuous service with TD; or • age plus continuous service with TD is equal to or greater than 80.
Form of Pension
Where the executive terminates service after becoming fully vested, the value of the executive’s notional account under the Executive Retirement Plan is paid to the executive in five annual installments, adjusted for notional investment return during the payout period. Notional account balances less than $50,000 are paid as a one-time lump-sum.

Other Considerations
The Executive Retirement Plan is subject to conduct provisions and an executive’s notional account balance may be forfeited if the provisions are violated. The conduct provisions include ensuring that conduct does not justify discipline or dismissal and require ongoing compliance with non-compete, non-solicitation, and non-disclosure conditions following retirement or termination of employment.

Pension Fund Society
The bank offers a registered defined benefit pension plan to Canadian employees to assist them in providing for their retirement. Mr. Masrani, Mr. Tran, and Mr. Ahmed participate in the Pension Fund Society which was closed to new members on January 30, 2009. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions:
Participating NEOs	Mr. Masrani, Mr. Tran, and Mr. Ahmed.
Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of credited service (maximum of 35 years).
Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement. As of June 1, 2017, salary is capped at $200,000.
Average Government Limit	The average of the last five years’ maximum pensionable earnings for the Canada/Québec Pension Plan prior to retirement.
Member Contributions
4.85% of salary up to the government limit plus 7.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $23,323, in 2024. All NEOs who are active participants in the plan make contributions at the maximum level.

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Normal Retirement Age	63
Reduction for Early Pension Commencement
Pension is reduced according to a formula based on the number of years and months the pension commences before their 62nd birthday. The reduction is 0.33% per month for the first four years, plus 0.45% per month for the next three years, plus 0.60% per month for each additional month.

Form of Pension
Pensions are paid for the life of the member with 50% of the pension amount continuing to the surviving spouse after the retiree’s death. Other optional forms of payment are available on an actuarially equivalent basis.

Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2024, the maximum pension is $3,610 per year of credited service.
TD Pension Plan (Canada) Defined Benefit
The bank offers a registered defined benefit pension plan to Canadian employees hired before January 1, 2019 (the TD Pension Plan (Canada) Defined Benefit) to assist them in providing for their retirement. Mr. Salom and Mr. Wiggan participate in the TD Pension Plan (Canada) Defined Benefit, which was closed to new employees hired on or after January 1, 2019. The pension payable is part of the total pension the executive will receive from the bank and is determined based on the following plan provisions:
Participating NEOs	Mr. Salom and Mr. Wiggan.
Pension Formula	1.4% of final average earnings up to the average government limit plus 2% of final average earnings above the average government limit multiplied by years of credited service (maximum of 35 years).
Final Average Earnings	The average of the best consecutive five years of salary in the last 10 years prior to retirement. As of June 1, 2017, salary is capped at $200,000.
Average Government Limit	The average of the last five years’ maximum pensionable earnings for the Canada/Québec Pension Plan prior to retirement.
Member Contributions
1.0% of salary up to the government limit plus 6.5% of salary above the government limit, up to the applicable Income Tax Act (Canada) maximum of $23,323, in 2024. All NEOs who are active participants in the plan make contributions at the maximum level.

Normal Retirement Age	65
Reduction for Early Pension Commencement	The pension provided by the TD Pension Plan (Canada) Defined Benefit is reduced on an actuarially equivalent basis if payments commence before age 65.
Form of Pension	The pension is paid for the life of the member. Other optional forms of payment are available on an actuarially equivalent basis.
Limit on Pension	The annual pension is limited to the maximum set out by the Income Tax Act (Canada). For 2024, the maximum pension is $3,610 per year of credited service.
PENSION ARRANGEMENTS FOR MR. MASRANI
Mr. Masrani’s pre-CEO benefits under the Executive Benefit Plan became fixed and frozen on October 31, 2014, with offsets for government pensions and registered plan pensions to be determined upon retirement. For each year of service as CEO, Mr. Masrani earned a flat annual pension accrual of $110,000 per year. Mr. Masrani’s CEO pension accrual is inclusive of benefits under the Pension Fund Society, the government’s Canada Pension Plan and is subject to a deemed accrual adjustment intended to recognize that Mr. Masrani cannot contribute in excess of registered plan limits. Mr. Masrani’s total annual pension from all bank sources, inclusive of his deemed government pensions, was capped at $1.35 million at the time of his appointment as CEO. In 2018, Mr. Masrani’s ability to earn credited service was revised to allow him to earn up to 35 years of credited service. Accordingly, the pension cap applicable to him was increased to $1.5 million.
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ACCRUED NEO DEFINED BENEFIT PENSION OBLIGATION
The following table shows years of service, estimated pension amounts and changes in the accrued pension obligation for the NEOs from October 31, 2023 to October 31, 2024.
Name	Years of Credited Service		Annual (Pension) Benefit Payable		Accrued Obligation at October 31, 2023(3)(4)	2024 Compensatory Change(5)	2024 Non- Compensatory Change(6)	Accrued Obligation at October 31, 2024(3)(4)
	October 31, 2024(1)	At Age 65	October 31, 2024	At Age 65(2)
Bharat Masrani(7)	35	35	$1,423,700	$1,423,700	$18,346,200	$0	$760,100	$19,106,300
Kelvin Tran	25	35	$363,500	$632,800	$3,340,900	$119,900	$1,061,200	$4,522,000
Riaz Ahmed	28	31	$548,200	$605,200	$6,524,000	$228,300	$923,600	$7,675,900
Leo Salom	13	20	$229,200	$334,700	$1,807,000	$126,800	$372,800	$2,307,200
Tim Wiggan	16	28	$16,200	$60,300	$99,500	$90,600	$36,100	$226,200

(1)
Represents credited service (rounded to the nearest whole year) for the NEO’s executive plan, which provides the majority of the pension benefit. Credited service (rounded to the nearest whole year) for the Pension Fund Society is 18 years for Mr. Masrani, 25 years for Mr. Tran, and 28 years for Mr. Ahmed. Mr. Masrani’s credited service (rounded to the nearest whole year) for the TD Banknorth qualified plan is 2 years. Credited service for the TD Pension Plan (Canada) Defined Benefit is 13 years for Mr. Salom and 16 years for Mr. Wiggan.

(2)
The estimated pension amounts at age 65 are calculated assuming current salary and annual cash incentive compensation payments continue unchanged until retirement and with service projected to age 65. Government benefits are excluded. Both accrued and projected benefits are inclusive of any applicable deemed accrual adjustments that apply to the NEOs.

(3)
All pension values include the cost of amounts payable from all bank plans in which the NEO previously and currently participates.

(4)
Values were determined using the same valuation method and actuarial assumptions used for determining the pension obligations and pension expense disclosed in Note 23 of the bank’s audited consolidated financial statements for the year ended October 31, 2024.

(5)
Compensatory value includes the value of the projected pension accrued for service during the reporting period (service cost) less employee contributions, the impact on the accrued obligation of plan changes (if any) and any difference between actual and estimated earnings.

(6)
Non-compensatory changes in the obligation include amounts attributable to interest accruing on the beginning of year obligation, changes in the actuarial assumptions and other experience gains and losses.

(7)
Mr. Masrani’s accrued pension is inclusive of pension benefits from all bank retirement plans for his Canadian, U.K. and U.S. service. His U.K. pension benefit has been converted to Canadian dollars using the Bank of Canada’s closing exchange rate at October 31, 2014 (C$1.8038 = £1.00), and his U.S. pension benefit has been converted into Canadian dollars using the Bank of Canada’s exchange rate at October 31, 2014 (C$1.1271 = US$1.00). His U.K. pension is based on balances as at October 31, 2023. Mr. Masrani became subject to a deemed accrual adjustment on November 1, 2014, one year before this accrual reduction became effective for other senior executives. Mr. Masrani’s age 65 pension estimate reflects his age on October 31, 2023 since he is over 65.

ACCRUED NEO DEFINED CONTRIBUTION PENSION OBLIGATION
Name	Accrued Obligation at October 31, 2023	2024 Compensatory Change(1)	2024 Non-Compensatory Change(2)	Accrued Obligation at October 31, 2024
Tim Wiggan	$0	$83,800	$5,400	$89,200

(1)
Compensatory change includes the value of the notional employer contribution to the Executive Retirement Plan on behalf of the named executive officer.

(2)
Non-compensatory change in the obligation include adjustments for notional investment return during the reporting period.

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TERMINATION AND CHANGE OF CONTROL BENEFITS
Calculation of Termination Benefits
The actual amounts that a NEO would receive upon termination of employment can only be determined at the time they leave the bank. There are many factors affecting the nature and the amount of any benefits provided and, as a result, actual amounts may be higher or lower than what is reported. Factors that could affect the reported amounts include the timing during the year of termination, share price and the NEO’s age and years of service. For purposes of illustration, the following assumptions have been made when calculating the termination benefit and bank policies or practices in place at the time of termination for each NEO:
•
termination date of December 31, 2024;

•
the December 31, 2024 TSX closing price for a common share of $76.53; and

•
pension benefits have been calculated using the fiscal year-end date of October 31, 2024.

The amounts stated below are the incremental values of such benefits that the NEO could be entitled to for each of the termination scenarios. Negative values reflect a reduction of annual pension payable and equity forfeiture.
(C$ millions) Event	Resignation	Retirement	Termination without Cause(1)(2)	Termination with Cause	Change in Control(1)(3)
Bharat Masrani
Deferred compensation (equity)	0.0	13.5	0.0	(19.1)	0.0
Annual pension payable	0.0	0.0	0.0	(1.2)	0.0
Severance	0.0	0.0	5.9	0.0	5.9
Total	0.0	13.5	5.9	(20.3)	5.9
Kelvin Tran
Deferred compensation (equity)	0.0	0.0	3.3	(0.5)	3.3
Annual pension payable	0.0	0.0	0	(0.3)	0
Severance	0.0	0.0	3.5	0.0	3.5
Total	0.0	0.0	6.8	(0.8)	6.8
Riaz Ahmed
Deferred compensation (equity)	0.0	8.7	0.0	(3.5)	0.0
Annual pension payable	0.0	0.0	0.0	(0.5)	0.0
Severance	0.0	0.0	6.3	0.0	6.3
Total	0.0	8.7	6.3	(4.0)	6.3
Leo Salom
Deferred compensation (equity)	0.0	7.9	0.3	(2.7)	0.3
Annual pension payable	0.0	0.0	0.0	(0.2)	0.0
Severance	0.0	0.0	8.1	0.0	8.1
Total	0.0	7.9	8.4	(2.9)	8.4
Tim Wiggan
Deferred compensation (equity)	0.0	5.6	0.0	0.0	0.0
Annual pension payable	0.0	0.0	0.0	0.0	0.0
ERP Notional Balance	0.0	0.0	0.0	(0.1)	0.0
Severance	0.0	0.0	5.0	0.0	5.0
Total	0.0	5.6	5.0	(0.1)	5.0

(1)
Incremental value of deferred compensation is in addition to any amounts reported under the retirement column, as individuals who (in this scenario) are retirement eligible at the time of termination are entitled to be considered retired for purposes of the stock option plan.

(2)
Mr. Salom has an agreement that provides for a severance payment in the event of termination without cause consisting of 24 months of base salary and annual cash incentive target. Severance payments for other executives above are estimates only.

(3)
In the event of termination without cause within the vesting period that occurs within 24 months of a change in control of the bank, an executive will be entitled to the incremental values indicated, subject to compliance with the conduct provisions.

For 2025, Mr. Masrani’s target compensation will be pro-rated for the period he continued in his role as Group President and CEO (November 1, 2024 to February 1, 2025). Mr. Masrani will remain available to the bank in an advisory capacity until July 31, 2025; during the transition, he will provide continuity on the bank’s critical AML remediation effort and in the advisory role, will receive a fee of $500,000 per month. Mr. Masrani will continue to receive certain health and other benefits, office and administrative support.
In September 2024, the bank also announced Mr. Ahmed’s retirement effective January 31, 2025. He continued in his role as Group Head, Wholesale Banking, TD Bank Group and President and CEO, TD Securities
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until October 31, 2024. From November 1, 2024 to January 31, 2025, Mr. Ahmed was Special Advisor, TD Securities. His compensation remained unchanged during this time.
Treatment of Termination Benefits
The following table provides an overview of the treatment of the different elements of compensation under each of the termination scenarios.
Event	Resignation	Retirement	Termination without Cause	Termination with Cause	Change in Control
Salary	Salary ceases	Salary ceases	Salary ceases	Salary ceases	Salary ceases
Variable Compensation	Forfeited	Eligible for a pro-rated cash incentive and a pro-rated equity incentive based on time worked during the year	Eligible for a pro-rated cash incentive based on time worked during the year. Must still be employed on the grant date to be eligible for an equity award	Forfeited	Eligible for a pro-rated cash incentive based on time worked during the year. Must work for the full fiscal year to be eligible for an equity award
Share Units (PSUs)	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date
Stock Options	Vested stock options can be exercised within 30 days	Options remain outstanding and vest in accordance with their terms, and remain exercisable until the original expiry date(1)	Vested stock options may be exercised within 90 days. Unvested options will vest in normal course and be exercisable for 90 days following the vesting date	Forfeited	All stock options vest immediately upon termination and remain exercisable for 90 days following termination
DSUs	Redeemable upon resignation	Redeemable upon retirement	Redeemable upon termination	Redeemable upon termination	Redeemable upon termination
VSUs	Forfeited if resignation occurs within vesting period. If resignation occurs after vesting period, VSUs will be redeemable upon resignation	Forfeited if retirement occurs within vesting period. If retirement occurs after vesting period, VSUs will be redeemable upon retirement	All unvested VSUs vest immediately, and are redeemable upon termination, subject to compliance with conduct provisions	Forfeited	All unvested VSUs vest immediately, and are redeemable upon termination
RSUs	Forfeited	Mature in normal course subject to compliance with conduct provisions and other plan terms	Mature in normal course subject to compliance with conduct provisions and other plan terms	Forfeited	Continue to vest and are paid out at the original maturity date
Pension	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions	Entitled to vested pension from registered plans. Executive supplemental pension is forfeited	Entitled to vested pension. Executive supplemental pension is subject to conduct provisions

(1)
Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

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A “change of control” occurs when (i) outstanding voting shares of the bank represent less than 50% of the combined voting power of the new entity, (ii) there is, or is expected to be, a change of 50% or more of the directors of the bank, or (iii) the board considers that there are other circumstances where it is appropriate to apply the change of control provision. In addition, under the bank’s deferred compensation plans, change of control provisions are applicable only if the executive is terminated within two years following the change of control, subject to compliance with the conduct provisions.
Conduct Provisions Resulting in Forfeiture
Except for DSUs, entitlement to equity awards in all cases is subject to compliance with the conduct provisions and all other plan terms. Conduct resulting in reduction and/or forfeiture of executive portion of pension and equity includes:
•
conduct constituting cause for discipline or dismissal;

•
solicitation of customers/employees;

•
disclosure of confidential information;

•
competition with the bank (does not apply to stock options, restricted, performance and vesting share units in a termination without cause scenario);

•
failure to sign a participation agreement; and

•
failure to certify compliance with conduct provisions.

In addition to the forfeiture provisions outlined above, all equity awards (including DSUs) granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct.
STOCK OPTIONS
Stock options are governed by the 2000 Stock Incentive Plan, which was originally approved by shareholders at the bank’s 2000 annual meeting. Under the 2000 Stock Incentive Plan, stock appreciation rights and other stock-based awards (such as restricted shares) may also be awarded. However, to date, only stock options have been issued under this plan.
Securities Authorized for Issuance Under the Stock Option Plans
The following table shows, as of December 31, 2024, aggregate information for the bank’s 2000 Stock Incentive Plan, which is the only compensation plan under which equity securities of the bank are authorized for issuance from treasury.
The maximum percentage of common shares reserved for issuance to insiders when they exercise stock options may not exceed 10% of the common shares issued and outstanding, and the maximum percentage of common shares reserved for issuance to any one person upon the exercise of stock options may not exceed 5% of the common shares issued and outstanding which, as at December 31, 2024, was 1,750,474,379.
Equity Compensation Plans	Securities to be issued upon exercise of outstanding stock options (a)		Weighted- average exercise price of outstanding options (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)		Total stock options outstanding and available for grant (a) + (c)
	% of common shares outstanding	Number		% of common shares outstanding	Number	% of common shares outstanding	Number
Equity compensation plans approved by securityholders
2000 Stock Incentive Plan	0.94%	16,489,935	$79.00	0.18%	3,139,181	1.12%	19,629,116
Equity compensation plans not approved by securityholders	—	—	—	—	—	—	—
Total	0.94%	16,489,935	$79.00	0.18%	3,139,181	1.12%	19,629,116
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Plan Features
Currently, bank executives at the senior vice president level and above are eligible to participate in the 2000 Stock Incentive Plan. Details on the term and vesting schedule of stock options are set out on page 55. At grant, the term of outstanding stock options does not exceed 10 years. The following table provides more details on the features of the stock option plans.
Exercise Price
The exercise price is equal to the closing price of the bank’s common shares on the TSX on the trading day immediately before the date the stock options are granted. The bank does not back date stock options.

Stock Appreciation Rights
Upon exercise of a stock appreciation right the holder receives a cash payment equal to the fair market value. This is the difference between the average of daily high and low board lot TSX trading prices of common shares on the exercise date and the stock appreciation right exercise price (being no less than the fair market value on the trading day before the grant). Stock appreciation rights can also be granted with a stock option, in which case, the stock option is surrendered upon exercise and the holder receives a cash payment equal to the difference between the fair market value on the exercise date and the stock option exercise price. Although the 2000 plan allows for the granting of stock appreciation rights, the bank has not granted any to date.

Transfer / Assignment of Stock Options
Stock options may be transferred by will and laws of succession. With the consent of the plan administrator and where permitted by law, stock options may be assigned to a spouse, or the participant’s or spouse’s personal holding corporation, trustee, custodian, administrator, RRSP, or RRIF.

Circumstances Under Which an Individual is No Longer Entitled to Participate
•
Termination for Cause — Stock options are forfeited.

•
Termination without Cause — Stock options expire early. Vested stock options can be exercised within 90 days of termination, after which time they are forfeited. Unvested options will vest in normal course and be exercisable for 90 days after the vesting date, after which time they are forfeited.

•
Retirement — Stock options will continue with normal vesting, and remain exercisable to the original expiry date(1).

•
Resignation — Vested stock options can be exercised within 30 days, after which time they are forfeited. Unvested stock options are forfeited immediately.

•
Death or Disability — All stock options vest immediately and the exercise period may be reduced, depending on the circumstances, but stock options cannot be exercised after three years following the event.

•
Other Circumstances — The plan administrator may extend an early expiry date in limited circumstances.

(1)
Options granted prior to December 2018 expire on the earlier of the original expiry date or five years from the date of retirement.

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Plan Amendments
Pursuant to the amendment procedure set out under the 2000 Stock Incentive Plan, which was approved by shareholders at the 2007 annual meeting and amended at the 2011 annual meeting, shareholder approval is required for the following:
(i)
an increase in the number of shares reserved under the plan;

(ii)
a reduction in the exercise price of an outstanding award or cancellation and re-issuance of an award under different terms which in effect results in a reduction in the exercise price of the award;

(iii)
an extension of the original stock option expiry date;

(iv)
re-introduction of non-employee directors as being eligible for new award grants under the plans;

(v)
a change that would have the effect of allowing a transfer of an award other than for normal estate planning/settlement purposes;

(vi)
any amendment to remove or to exceed the insider participation limit set forth in the “Award Grant Limitations” section of the plan; and

(vii)
any amendment to the amendment provisions set forth in section 14 (the amendment provision of the plan).

Approval is required in each case, except where the amendment results from any adjustment made under the anti-dilution or conditional expiry date provisions in the plan. Beyond these material plan amendments, the board of directors may make changes to the plans (such as for administrative matters, of a drafting or clarifying nature, or to address regulatory and other developments). In setting and amending the terms of the bank’s stock option plans, the HRC reviews and recommends the terms and conditions of any new plan or any change in the terms and conditions of any existing plan to the board of directors for approval.

Financial Assistance to Participants
Under the terms of the 2000 Stock Incentive Plan, there are no loans or any other type of financial assistance provided to participants. Prior to 2009, the bank offered all Canadian employees an employee banking benefit that could be used to purchase bank shares and assist executives in achieving share ownership requirements. The bank no longer offers such loans to any employees, and there are no outstanding loans under the program provided to NEOs.

Dilution, Overhang and Burn Rate
The following table outlines the Dilution, Overhang and Burn Rate for the 2000 Stock Incentive Plan for the past three years as of October 31, 2024:
Rate	Description	2024	2023	2022
Dilution	Dilution is defined as the number of stock options outstanding, divided by the number of total shares outstanding	0.84%	0.79%	0.71%
Overhang	Overhang is defined as all stock options available for issue and stock options outstanding, divided by the number of total shares outstanding	1.13%	1.20%	1.25%
Burn Rate	Burn rate is defined as the total number of stock options granted in a fiscal year, divided by the weighted average number of shares outstanding for the fiscal year	0.15%	0.14%	0.14%
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SHAREHOLDER PROPOSALS
The following nine proposals have been made by certain holders of common shares of the bank for consideration at the meeting. After careful consideration of each proposal, and engagement with the proposal proponents, the board of directors of the bank opposes, and recommends that shareholders vote AGAINST, each of these proposals for the respective reasons set out below. All proposals and supporting statements have been printed as submitted.
Proposal 1
Proposal 1 was submitted by the Shareholder Association for Research and Education (SHARE) on behalf of the Pension Plan of the United Church of Canada, 300-3250 Bloor Street West, Toronto, ON M8X 2Y4, with co-filers PFA Pension, forsikringsaktieselskab, Sundkrogsgade 4, 2100 København, Denmark and the Trottier Family Foundation, 1095 St. Alexandre Street, Montreal, Québec H2Z 1P8.
Energy Supply Ratio
Resolved:
Shareholders request that Toronto Dominion disclose annually its Energy Supply Ratio defined as its total financing through equity and debt underwriting, and project finance, in low-carbon energy supply relative to that in fossil-fuel energy supply. The disclosure, prepared at reasonable expense and excluding confidential information, shall describe Toronto Dominion’s methodology, including what is classified as “low carbon” or “fossil fuel”. Toronto Dominion should include lending in its Energy Supply Ratio, if methodologically sound.
Supporting Statement:
As a major global bank, Toronto Dominion (TD) is broadly exposed to financial stability risks posed by climate change and has made certain climate-related commitments. Banks aligning their activities with their climate goals are better prepared to manage risks, including the legal, reputational and financial risks associated with climate change, and capitalize on opportunities associated with the global energy transition.
According to the International Energy Agency, reaching net zero greenhouse gas emissions by 2050 requires rapid transition away from fossil fuels and a tripling in global annual clean energy investment by 2030.(1) The pace at which low-carbon energy supply is scaled up will dictate the rate at which fossil fuels are phased down.(2)
TD is reportedly among the largest global financiers of fossil fuels; however, it has committed to achieve net zero emissions in its financing activities by 2050 and to a $500 billion CAD Sustainable & Decarbonization Finance Target by 2030.(3) Although TD has robust disclosures on sustainable finance, investors need additional disclosure to assess TD’s clean energy financing activity and relative financing of fossil fuels.
The Energy Supply Ratio (ESR), a dollar-based metric, will complement and supplement TD’s existing emission-based climate financial disclosures, including any disclosures under European Union reporting requirements, and provide decision-useful disclosure on TD’s activities and progress in meeting its publicly [sic] commitments. In recent years, banks reportedly earned more in lending and underwriting fees from clean energy projects than from oil and gas, and coal companies.(4) Investors seek to assess whether TD is positioning itself as a leader in the energy transition.
The ESR has become a key climate disclosure metric. Bloomberg provides clients with ESRs for global banks, including TD, using a standardized methodology with clear definitions for “low carbon” and “fossil fuel”, however it cannot include non-disclosed lending.(5)
Three of the largest North American banks, Royal Bank of Canada, JPMorgan and Citibank committed to disclose ESR and their methodology, demonstrating that disclosure is feasible and leading market practice.
Investors believe that TD should similarly disclose its annual ESR for which it is accountable, set targets in relation to and work to reinforce an industry-standard approach for calculating and reporting ESR. Bloomberg

(1)
https://www.iea.org/reports/net-zero-roadmap-a-global-pathway-to-keep-the-15-0c-goal-in-reach

(2)
https://www.iea.org/reports/net-zero-roadmap-a-global-pathway-to-keep-the-15-0c-goal-in-reach/executive-summary

(3)
https://stories.td.com/ca/en/news/2023-03-16-td-announces-new-interim-financed-emissions-targets-and-td-p

(4)
https://www.bloomberg.com/news/articles/2023-10-18/green-fees-overtake-fossil-fuels-for-second-straight-year

(5)
https://assets.bbhub.io/professional/sites/24/Financing‑the‑Transition_Energy‑Supply‑Investment‑and-Bank-
FacilitatedFinancing-Ratios.pdf

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published an Implementation Guide(6) and the Institute of International Finance, an industry association with 400 members globally, published a 2024 whitepaper providing a format for standardized disclosure of methodology.(7)
We urge you to vote FOR the proposal.
The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board of directors recommends voting AGAINST the proposal because the bank, through its Climate Action Plan, already discloses climate metrics and targets in support of managing the bank’s climate strategy and risks, aligned to industry best practice. Furthermore, with increasing regulatory disclosure requirements, there is a movement toward standardized climate metrics and methodologies that allow for comparability across the industry. As such, the requested disclosure is of limited value to stakeholders in the absence of an agreed-upon standard methodology and a requirement for all banks to disclose. For more information about the bank’s sustainability and climate-related initiatives, see “Sustainability and Corporate Citizenship at TD” in this circular, and the bank’s annual Sustainability Report for 2024 which will be published in March and available at www.td.com.

TD has committed to advancing sustainability through its Climate Action Plan and $500B Sustainable & Decarbonization Finance Target (SDFT). The bank reports on several metrics that track our progress in supporting the low carbon transition. In 2023, TD reported $69.5B toward its SDFT including a subset of $5.6B of business activities focused on renewable energy. Additionally, TD annually discloses carbon-related assets as a percentage of total assets, a climate-related metric that measures TD’s exposure to carbon-related assets relative to our total gross credit risk exposures. TD follows the Task Force on Climate Related Financial Disclosures’ (TCFD) 2021 Guidance on Metrics, Targets and Transition Plans for the definition of carbon-related assets. TCFD is the leading industry standard for disclosing material climate-related financial information. Following this guidance, TD’s total exposure to carbon-related assets as of October 31, 2023 was 15.7% of our total gross credit.

TD’s strategy is to utilize standardized approaches to reporting on climate metrics where available. While we believe transparency on business activities that demonstrate progress is helpful and we see components of the Energy Supply Ratio playing a role in this transparency, an industry-accepted methodology for the Energy Supply Ratio does not yet exist. In the absence of an agreed upon standard, disclosing a metric that does not allow for comparison is of little value to stakeholders.

There is currently an evolving regulatory landscape which makes committing to further disclosure without clear guidance more challenging. With the emergence of regulatory requirements for climate-related disclosures, we expect increased alignment on standard metrics to enable comparability and reliability.

For the above reasons, and because this proposal is unduly burdensome and overly prescriptive, would require the bank to allocate resources to prepare and produce disclosure that is not standardized, and the bank is already disclosing climate-related metrics that align to industry best practice and fulfill regulatory obligations, the board of directors recommends that you vote AGAINST the proposal.

Proposal 2
Proposal 2 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3. The proposal was submitted in French and translated by the bank.

(6)
https://assets.bbhub.io/professional/sites/24/Energy-Supply-Banking-Ratios-Implementation-Guide.pdf

(7)
https://www.iif.com/portals/0/Files/content/Regulatory/32370132_iif_white_paper_energy_supply_ratio_ september_2024_final.pdf

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Fighting Against Forced Labor and Child Labor in Lending Portfolios
Resolved:
It is proposed that, starting in 2026, the Bank should provide a report to its shareholders and interested parties (stakeholders) on the measures taken during the previous financial year to prevent and reduce the risk of loans being granted to companies that use forced labor and child labor in the production of goods produced, purchased or distributed by its clients who use the Bank to finance their activities.
Supporting Statement:
On May 11, 2023, the Fighting Against Forced Labour and Child Labour in Supply Chains Act(1) came into force. This Act requires certain companies to file reports on their efforts to combat forced labor and child labor. The first of these reports must be filed by May 31, 2024.
While this Act aims to protect children from exploitation and human rights violations in supply chains, we propose that the Bank take a proactive stance on this issue by committing, as a good corporate citizen, to prevent and reduce the risk that its loan portfolio includes any form of support for companies that use forced labor or child labor in their business activities.
According to a report by the International Labour Organization (ILO) and UNICEF, the UN agency responsible for children’s welfare(2), 160 million children were forced to work in 2020, an increase of 8.4 million in four years. Even more worrisome is the rise in the number of children between aged between 5 and 17 who do hazardous work, i.e. work that can have a direct effect on their development, education or health. This includes dangerous sectors such as mining or fishing, or working more than 43 hours a week, which makes schooling virtually impossible. Other sectors which should also be mentioned include textiles and clothing, electronics, forestry, etc.
This report should provide all the necessary information to reassure shareholders and stakeholders of the Bank’s willingness to reduce its financial support to companies that force children to work. Combating forced and child labour in loan portfolios.
The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board of directors recommends voting AGAINST the proposal because the bank has the appropriate measures in place to deal with modern slavery, including forced labour and child labour, the issues presented in the proposal are being appropriately and effectively dealt with through legislation which the bank complies with and the information requested is currently available to shareholders in existing disclosure, including the bank’s annual Modern Slavery and Human Trafficking Report available at www.td.com.

TD is committed to supporting and respecting the protection of human rights and stands against all forms of modern slavery and human trafficking. We understand the important role we play in respecting human rights, and we aim to avoid causing or contributing to adverse human rights impacts.

The issues this proposal seeks to address are adequately addressed by existing legislation under the Fighting Against Forced Labour and Child Labour in Supply Chains Act (the “Canadian Act”), pursuant to which the bank reports due diligence processes and other measures taken to mitigate the risk of being directly or indirectly associated with forced labour or child labour.

TD currently discloses the measures it takes to combat modern slavery, including forced labour and child labour, in a number of reports. Since 2017, the bank has published an annual Slavery and Human Trafficking Statement in accordance with the UK Modern Slavery Act 2015 (the “UK Act”), which requires companies to report on actions taken to address the risk of modern slavery and human trafficking in their supply chains and operations. In 2023, the Canadian Act was enacted and TD has since published a joint report pursuant to both the UK Act and Canadian Act that has been filed with the federal government and provided to shareholders along with our annual financial statements, and made available on the

(1)
https://www.parl.ca/legisinfo/fr/projet-de-loi/44-1/s-211

(2)
https://www.unicef.org/fr/communiqués‑de‑presse/travail‑des‑enfants‑atteint‑160‑millions‑en‑hausse‑pour-la-
premiere-fois-depuis-20ans

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Sustainability Reporting page of the bank’s website at www.td.com.
As required by the Canadian Act, the report includes four main sections:
1. TD’s Structure, Activities, and Supply Chains
2. Modern Slavery Risks in Our Business and Supply Chains
3. Measures to Assess and Address Modern Slavery Risks including
i. Policies, Training, and Due Diligence Processes concerning our suppliers, our employees, and the services we provide to customers
ii. Remediation; and
iii. Assessing the Effectiveness of Our Approach
4. TD’s Consultation and Governance Process for preparing the Report

Additionally, TD publishes a Human Rights Statement, which is periodically refreshed and was most recently updated in August 2024. The Human Rights Statement reiterates our commitment to respecting human rights and further elaborates on our approach to supporting human rights. The Human Rights Statement is also available on the Sustainability Reporting page of the bank’s website at www.td.com.

TD applies a risk-based approach in the ordinary course of making business decisions; risk identification and assessment processes are a core part of how the bank manages risk and these processes are embedded throughout the organization in governance processes, risk programs and practices. This approach includes conducting risk-based analysis for all material financial and non-financial risks that the bank faces, including environmental and social risk. As with any other financial or non-financial risk, the bank has developed tools to identify, assess, monitor, mitigate and report E&S risks, including risks related to human rights and, specifically, modern slavery. For non-retail credit lending, for example, TD’s Environmental and Social Risk Assessment Tool contains due diligence tools that include human rights considerations.

For the reasons mentioned above, and because the bank has no significant controversies associated with its practices relating to forced labour and child labour, the issues presented in the proposal are being appropriately and effectively dealt with through legislation with which the bank complies, the proposal is overly prescriptive, and reasonable and sufficient information is already currently available to shareholders and interested stakeholders from the bank, the board of directors recommends that you vote AGAINST the proposal.

Proposal 3
Proposal 3 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3. The proposal was submitted in French and translated into English by the bank.
Advanced Generative AI Systems and Code of Conduct
Resolved:
It is proposed that the bank adhere to the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative Artificial Intelligence (AI) Systems.
Supporting Statement:
More than a year ago, the federal government published the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems.(1) These are systems such as ChatGPT, DALL·E 2 and Midjourney. While these offer many advantages, such as the ability to write e-mails, answer complex questions, produce images or produce realistic videos, they carry significant health and safety risks, can propagate prejudice and have serious social repercussions, particularly when used by malicious agents.
It’s telling that even the pioneers of artificial intelligence are wary of the risks it presents. In early 2023, over 350 AI industry leaders signed a declaration(2) urging the international community to make it a priority to

(1)
https://ised-isde.canada.ca/site/ised/en/voluntary-code-conduct-responsible-development-and-management-
advanced-generative-ai-systems

(2)
https://futureoflife.org/open-letter/pause-giant-ai-experiments/

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mitigate the “extinction” risk posed by AI, placing it on par with a pandemic or a nuclear war. Since this moratorium has failed to materialize, the urgency to act is arguably even greater now, as Joshua [sic] Bengio, one of the signatories of this request for a moratorium, expressed in an interview with Les Affaires.(1)
Aware of the importance of a rigorous framework to manage and mitigate these risks, the federal government invited companies to adhere to the Code, which describes:
•
the measures that should be applied pending the adoption of regulations under the Artificial Intelligence Act;

•
as well as the additional measures that should be taken by any company developing or managing the operations of such a system made accessible to a wide public, i.e. systems with a wider range of potentially harmful or inappropriate uses.

The purpose of this proposal is to invite the Board of Directors to decide whether the bank should adhere to this Code of Conduct.
The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board of directors recommends voting AGAINST the proposal because the bank has the appropriate measures in place to deal with AI-risks and continues to enhance risk management capabilities, compliance with the Code is neither required nor industry-standard practice, and the proposal is overly prescriptive. Accordingly, the board has considered and determined it is not appropriate at this time to sign on to the ISED Voluntary Code of Conduct.

The bank’s approach to development and management of generative AI use cases is robust, and supports the goals of the Innovation, Science and Economic Development (ISED) Canada Voluntary Code of Conduct. The bank is also taking a proactive approach, and recently completed an assessment, including National Institute of Standards and Technology AI Risk Management Framework and industry best practices. Based on this assessment and use case roadmap, we will continue to enhance our AI development and risk management capabilities. A number of organizations have published AI principles and identified measures that may be applied to AI systems. Our approach is informed by these published measures and adapted to best fit our needs.

The AI landscape is fast evolving, and the ISED Voluntary Code of Conduct is only one among many we are actively considering and evaluating. The bank is a member of the Artificial Intelligence Safety Institute Consortium within the National Institute of Standards and Technology which aims to support the development and deployment of safe, secure, and trustworthy AI.

All models, including AI models, at TD are managed through TD’s model lifecycle management process which employs a “three lines of defense” approach to AI management that emphasizes and balances strong independent oversight involving multiple oversight functions with clear accountabilities for, and ownership of, risks related to deployment of AI systems. The Model Risk Management Framework and Global Compliance Model Oversight Policy are examples of our comprehensive and multifaceted risk management process, including safety, fairness, monitoring and validation.

Furthermore, TD is committed to meeting its regulatory obligations through its Regulatory Compliance Management Program in accordance with OSFI Guideline E-13, which includes meeting the regulatory obligations applicable to its AI and GenAI systems.

For the above reasons, and because this proposal is overly prescriptive, is already being adequately addressed by the bank’s existing practices which are consistent with standard industry practices, and the bank’s approach to AI complies with applicable legislation and regulation, the board of directors recommends that you vote AGAINST the proposal.

Proposal 4
Proposal 4 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3. The proposal was submitted in French and translated by the bank.

(1)
https://www.lesaffaires.com/secteurs/techno/yoshua-bengio-le-moratoire-na-pas-eu-lieu-2/

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Disclosure of Employee Language Skills
Resolved:
It is proposed that the languages skills of employees be disclosed, breaking down the information by jurisdiction, for all territories (countries, states, provinces) in which the bank operates.
Supporting Statement:
When a candidate is hired, their skills are assessed to determine whether they meet the requirements of the job for which they are applying. Among these, of course, are language skills. Information on this subject is known by all companies. This information, in its statistical form, is of interest to everyone.
In recent years, a number of public controversies over language have tarnished the reputation of major companies with respect to their social responsibility and their interpretation of their duties and obligations regarding diversity, inherent in our societies. Language is at the heart of our democratic institutions and is a fundamental attribute of the community. Such situations, harmful in every respect, must be avoided. To this end — and for several other reasons — it is appropriate for all interested parties (stakeholders) to know, through formal and official disclosure, the languages skills of the bank’s employees.
Obviously, by language “skills”, we mean a level of language sufficient to enable its widespread use, both orally and in writing, in all spheres of activity of individuals and corporate bodies, i.e. a level of language sufficient to enable everyone to assume their duties and functions fully and completely.
The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board of directors recommends voting AGAINST the proposal because TD already has a range of practices in place to appropriately meet the diverse needs of our customers; moreover, the requested disclosure is unduly prescriptive and burdensome in scope and of limited value to our shareholders when making informed decisions on matters material to their investment and voting decisions.

Throughout fiscal 2024, our more than 95,000 colleagues with a diverse range of backgrounds, experiences and preferences (including language), strengthened their relationships with our equally diverse customer and client base. We proudly serve one in three Canadians and more than 10 million customers in the United States and are a leading wholesale bank with offices globally. Throughout the bank, we have established diverse and capable teams reflective of the bank’s commitment to diversity, equity and inclusion, which includes broad diversity of language.

TD’s people are our greatest asset. They make a meaningful impact in the communities the bank serves and keep our customers at the centre of everything the bank does. To help meet the diverse needs of its customers, the bank’s employees provide customer service and communications in over 80 languages across TD’s branch network and over 200 languages over the phone. Additionally, the bank’s ATMs operate in a market-leading seven languages. The bank also continues to evaluate and evolve its language offerings. For example, new in 2024, its Wealth Management and Insurance business segments expanded the delivery of financial plans beyond English and French to include simplified and traditional Chinese language capabilities.

TD also proudly supports the financial needs of newcomers to Canada and enables them to transition to and become confident about banking in Canada. The bank offers products and services tailored to newcomers as well as relevant financial education materials in over 10 languages across the bank’s in-person and digital channels. As one example, TD offers information introducing the Canadian banking system and associated key terms.

TD’s dedication to the communities it serves means its teams also continuously work to provide banking, financial and investment services to meet the needs of Indigenous peoples. The bank offers a wide range of products and services to Indigenous communities through its Canadian branch locations, which include five branches on-reserve, and provides telephone banking services in Cree and Inuktitut languages.

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While employees are invited to voluntarily share information such as language proficiency as it relates to their employment at the time of hire and may update this information at any point during their time with the bank, TD does not require its employees to disclose such personal information, nor does it maintain comprehensive language data for all of its employees across the enterprise. There is currently no mechanism in place to demand or provide the requested information accurately, and implementing any such mechanism would be unduly burdensome in scope and would provide limited information to the shareholders that is material to their investment and voting decisions.

For the reasons mentioned above, and because the proposal is unduly burdensome and overly prescriptive, extends far beyond the industry standard for collecting or disclosing such personal information, and reasonable and sufficient information concerning the bank’s product and service language offerings is already currently available to shareholders, the board of directors recommends that you vote AGAINST the proposal.

Proposal 5
Proposal 5 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3. The proposal was submitted in French and translated by the bank.
Advisory Vote on Environmental Policies
Resolved:
It is proposed that the Bank adopt an annual advisory voting policy with regard to its environmental and climate objectives and action plan (say on climate).
Supporting Statement:
According to the latest Banking on Climate Chaos report,(1) financing provided to the fossil fuel industry by the country’s five largest banks reached nearly US$104 billion in 2023. This financing can be broken down as follows: Royal Bank, US$28.2 billion; Bank of Nova Scotia, US$29.3 billion; Toronto-Dominion Bank, US$20.3 billion; Bank of Montreal, US$15.8 billion; and Canadian Imperial Bank of Commerce, US$15.5 billion.
According to Alex Walker of Environmental Defense, by continuing to “inject billions into fossil fuels, Canadian banks are exposing themselves to stranded asset risks” [TRANSLATION]. A “stranded asset” is an investment that loses its value before the end of its useful life due to the impact of societal changes.(2)
To add to this bleak record, according to a Bloomberg NEF report published in December 2023, the country’s banks are ranked among the worst of the 100 worst banks with regard to the share of financing allocated to low-carbon energy sources.(3)
In addition to the reputational risk to which Canadian banks are exposed, they also expose their shareholders to the possibility of significant “stranded assets” and a significant drop in the value of their shares.
It is therefore appropriate that shareholders be able to express their views on the environmental direction taken by the Bank.
Given it has received a high percentage (19.08%) of votes in its favor in the past, we are resubmitting this proposal.

(1)
https://www.bankingonclimatechaos.org/

(2)
https://www.ledevoir.com/economie/812778/banques-canadiennes-illustrent-aide-demesuree-industrie-fossile

(3)
https://ici.radio-canada.ca/nouvelle/2035114/ges-banques-canadiennes-mal-classees

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The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board of directors recommends voting AGAINST the proposal because an advisory say-on-climate vote is not an appropriate or industry standard governance practice, would usurp the role of the board and management in overseeing and implementing appropriate environmental and climate strategies, and such vote is binary and cannot serve as an appropriate substitute for meaningful stakeholder engagement on the bank’s environmental and climate strategy.

TD is contributing to a more sustainable future. Through the bank’s Climate Action Plan, TD is working to embed climate considerations and targets across its business lines, including as metrics in its ECP for compensation decisions, and capturing opportunities related to the transition to a low-carbon economy while helping to build environmental and business resilience across the bank. However, the bank does not believe that an advisory vote on its environmental and climate strategy is appropriate, as it improperly shifts responsibility and accountability away from the board and management to the shareholders on important strategic matters, contrary to good corporate governance practices, the board and management’s duties and industry standards.

In approving the bank’s strategy, which includes environmental risks and opportunities, the board considers a broad range of inputs from various stakeholders through extensive engagement with shareholders, customers, analysts, regulators, rating agencies and non-governmental organizations with a particular interest in various aspects of the bank’s ESG strategies and performance. TD is committed to this engagement and believes it is an essential aspect of determining the bank’s strategy. For example, in 2024, directors held engagement sessions with institutional shareholders to receive investor feedback on sustainability, AML, governance, compensation and other matters, including 25 meetings held by the Board Chair and Human Resources Committee Chair with institutional shareholders on sustainability matters. The Board Chair and other directors held an additional 23 meetings with institutional investors in the last two calendar months of 2024 and continue to engage on the matter. Additional details on board engagement on sustainability matters is set out under “Board Engagement on Sustainability, Governance and Other Matters” on page 31 of this circular and in TD’s Sustainability Report for 2024. The bank has and intends to continue such engagement in 2025, including hosting an Investor Day in the second half of 2025.

As part of approving the bank’s strategy, the board is also exposed to relevant information pertaining to the bank’s financial and competitive position and prospects. The volume, complexity and competitive sensitivity of this information is such that it is not practical to make public disclosure of all of it. Accordingly, the board believes that it would not be possible, as a practical matter, to provide shareholders with sufficient information to enable them to make an informed decision on a binary advisory resolution on important and complex strategic matters as suggested in the proposal. Even if such information could be made available to shareholders, absent a menu of choices to be considered, such a vote would not result in an actionable consensus on the part of shareholders for consideration by the board.

Given the complexities involved, the legal framework for the governance of the bank vests in the board of directors the power and full accountability for the approval of the bank’s corporate strategy. The framework also recognizes the necessary dynamism of strategy setting and execution, which is an exercise repeated several times each year. Instituting an advisory vote on the bank’s environmental and climate strategy would go against this framework and established governance best practices by promoting that the board delegate its responsibilities of overseeing and determining corporate strategy to shareholders. Under the existing framework, shareholders who are dissatisfied with the bank’s overall strategy or performance can and are encouraged to engage with the board to voice concerns and have other mechanisms available to them for recourse, including the annual vote on the election of directors.

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In the three years that a similar proposal has been voted on at the bank’s annual meeting, proxy advisory firms and the majority of shareholders have agreed that an advisory vote on environmental and climate objectives is not an appropriate governance mechanism. Canada’s preeminent corporate governance organization and the voice of institutional shareholders that invest in Canadian public equities — the Canadian Coalition for Good Governance — reported in 2023 following a roundtable discussion held with top institutional investors that say-on-climate votes were largely viewed as a blunt instrument and that investors prefer a dialogue on climate and environmental matters, rather than an advisory vote.(1)

Current government environmental regulation governs climate objectives and reporting standards, which the bank continues to meet, including following TCFD’s 2021 Guidance on Metrics, Targets and Transition Plans. TCFD is the leading industry standard for disclosing material climate-related financial information. Moreover, the bank has adopted its own Climate Action Plan aligning with the net-zero initiatives in its operations and financing, full details of which are summarized under “Sustainability and Corporate Citizenship at TD” in this circular and available in the bank’s annual Sustainability Report for 2024, which will be published in March and available at www.td.com.

For the above reasons, and because the proposal is unduly burdensome and overly prescriptive as the bank is already meeting its legal and self-imposed obligations and requirements, the proposal would usurp the role of the board and management in overseeing and implementing the bank’s strategies, including on environmental and climate matters, the bank’s approach is consistent with standard industry practices, and reasonable and sufficient information is already currently available to shareholders from the bank, including in this circular and its annual Sustainability Report, the board of directors recommends that you vote AGAINST the proposal.

Proposal 6
Proposal 6 was submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Québec H2X 1X3. The proposal was submitted in French and has been translated by the bank.
Public Disclosure of Non-Confidential Information, Country-by-Country Reporting, Compensation Ratios and Tax Havens
Resolved:
It is proposed that the bank disclose annually, to the general public, the non-confidential information relating to its Country-by-Country Reporting for the purposes of detailed and meaningful calculation of compensation ratios, including broken down by jurisdiction, and for the purposes of contributing to the effort to combat tax havens, including in terms of transparency.
Supporting Statement:
On several occasions over the years, the bank received shareholder proposals from MÉDAC — and now from Vancity — requesting the calculation and disclosure of the compensation ratio. Despite the substantial number of votes received in support of these proposals in 2023, the bank still does not disclose its overall compensation ratio, as has been mandatory for some time now in the United States, and as many companies here in Canada already do.
Despite the fact that the compensation ratio should be published for all employees in accordance with the Global Reporting Initiative (GRI) standards, public disclosure of non-confidential data under the “Country-by-Country Reporting” — Action 13 of the OECD/G20 Inclusive Framework on BEPS (Base Erosion and Profit Shifting), an international initiative to which the government is a signatory — would enable the calculation of significant compensation ratios that would allow the overall compensation ratio to be better interpreted by enriching the description of the context.
Moreover, the disclosure of such non-confidential data to the general public — as is otherwise the case in several other countries, including Europe — would be an exercise of transparency, goodwill and good faith that would directly fuel efforts to fight tax evasion, tax avoidance, “tax havens” and other “laws of convenience”.

(1)
See “CCGG Investor Perspective: Say on Climate Voting in 2022” at https://ccgg.ca/policies/

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And yet, according to the Edelman Barometer(1) conducted in 2024 among the Canadian population, 59% of respondents believe that chief executive officers purposely try to mislead people by saying things they know are false or gross exaggerations. There is a clear distrust of traditional leaders and chief executive officers.
For all these reasons, the bank must make public, on an annual basis, the non-confidential data contained in its Country-by-Country Reporting.
Given it has received a high percentage (12.15%) of votes in its favor in the past, we are resubmitting this proposal.
The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board of directors recommends voting AGAINST the proposal because it is overly prescriptive and burdensome and unnecessary in light of the bank’s existing disclosures, including the bank’s CEO pay ratio which is disclosed in the circular under “CEO Pay Ratio” on page 70, along with the bank’s “Approach to Employee Total Rewards”. Recent enhancements to our CEO pay ratio disclosures demonstrate TD’s commitment to transparent compensation practices that align with shareholder interests while adhering to emerging regulatory requirements.

The bank is committed to providing appropriate detailed disclosure to enable shareholders to evaluate the bank’s compensation plans, policies and practices. There are currently legislation and regulations requiring the bank to disclose the information requested by the proposal, and in particular the bank must follow proper financial reporting and due diligence requirements for tax transparency. As part of additional information provided to shareholders, we are now including our CEO pay ratio, a comparison of the President and CEO’s total compensation to the overall average compensation of a full-time equivalent employee, which can be found on page 70 of the circular. The bank also provides disclosure concerning its approach to employee total rewards, applicable to all TD employees, which can be found beginning on page 70 of this circular.

Similarly, TD is committed to working transparently and cooperatively with tax authorities and publicly discloses its approach to tax governance annually. Information for 2024 will be available on the bank’s website in early March 2025 at https://www.td.com/content/dam/tdcom/canada/about-td/pdf/esg/2024-tax-governance-en.pdf. As noted in that disclosure, 97% of the taxes the bank paid in its 2024 fiscal year were in Canada and the U.S.

The bank will comply with the EU public Country-by-Country Reporting Directive after applicable legislation comes into effect in the EU member states where the bank operates. The first required disclosures under the Directive will be in respect of its fiscal year beginning November 1, 2024. The bank will also comply with applicable country-by-country reporting legislation as it is passed in the other jurisdictions in which the bank operates. CEO-to-employee pay ratios are not currently part of country-by-country requirements and we do not anticipate the information will form part of the bank’s associated disclosure.

For the above reasons, and because reasonable and sufficient information is already currently available to shareholders from the bank and other public sources, including the bank’s CEO pay ratio, the bank’s approach to the subject matter of this proposal is consistent with standard industry practices, including among its peers, and in compliance with currently applicable legislative and regulatory requirements, and the proposal is overly prescriptive and burdensome, the board of directors recommends that you vote AGAINST the proposal.

Proposal 7
Proposal 7 was submitted by Jacques Paquet, 916-1779 Careau Street, Québec, QC G1M 0C9. This proposal was submitted in French and has been translated by the bank.

(1)
https://www.edelman.ca/sites/g/files/aatuss376/files/2024-03/2024%20Edelman%20Trust%20
Barometer_Canada%20Report_EN_0.pdf

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Resolved:
It is proposed that Mr. Bharat Masrani be dismissed immediately as an advisor and prohibited from holding any other position within TD Bank and its subsidiaries.
Supporting Statement:
The following are the reasons why TD Bank cannot afford to retain Mr. Masrani as an advisor or any other position within TD Bank and its subsidiaries:
TD Bank has agreed to plead guilty and pay US$3.9 [sic] billion in fines in the United States and to limit its growth in the United States for the coming years.
In addition, the investigations have not yet been completed.
It is the largest bank to plead guilty to such criminal charges in U.S. history.
“By making its services convenient for criminals, TD Bank became one,” said Attorney General Merrick B. Garland.
The U.S. authorities have stated that the senior management of TD Bank was well aware of the money laundering.
Senator Elizabeth Warren said she was concerned that TD executives had been spared, had not been charged and that the Attorney General had not held them responsible for large-scale money laundering.
With this case, TD has destroyed the reputation of Canada and all Canadians, as Senator Colin Deacon said:
“The world can now point to TD Bank, and this case, as powerful evidence that fraud and other financial crimes have been accommodated by Canadian banks and our financial regulators. That is the harsh reality of this moment. Canada’s reputation as the home to the globe’s most trusted, safe and reputable banks has been dealt a humiliating and devastating blow. The facts in this case are deeply troubling.”
The bank also received a penalty in Canada of over $9 million under the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and related regulations.
For some years now, TD Bank has been making headlines with the proliferation of lawsuits and class actions against them by customers, employees, shareholders and financial authorities in the United States and Canada.
Fines, monetary penalties and out-of-court settlements, among others, considerably reduce past, present and future results for shareholders, who remain those most penalised.
TD’s share price performance from November 2014 to November 2024 is a far cry from the Royal Bank’s share price performance over the same period, as mentioned by some financial experts.
Mr. Masrani, who has been in office since November 1, 2014, more than 10 years, has delivered poor performance at the leadership of TD Bank during his tenure.
As a result, shareholders and employees were penalised monetarily for the stock’s poor performance.
Mr. Masrani has already cost TD shareholders far too much in monetary losses.
It seems clear that Mr. Masrani at the last annual meeting did not tell shareholders all the important facts about the U.S. investigation and the real reasons for the failed purchase of First Horizon Bank.
TD Banks does not need Mr. Masrani as an advisor to pursue its business, but rather to distance itself from his management and incompetence.
We must therefore do as Wells Fargo did during its scandal and replace Mr. Masrani with a qualified person with experience in the Canadian and U.S. banking system, and especially not from TD Bank.
It is clear that confidence in TD for customers, employees and shareholders alike will not be restored by leaving the same people in place as president or in any other position.
The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board of directors recommends that you vote AGAINST this proposal because (1) Mr. Masrani retired February 1, 2025, ceasing to be an executive and director of the bank at that time and (2) in his limited post-retirement advisory role, Mr. Masrani is providing support

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during the CEO transition period and aiding the bank’s efforts in implementing its AML remediation program as required. Mr. Chun is leading the bank’s management team as Group President and CEO, and is drawing on Mr. Masrani in his advisory role if, as and when needed.

Global systemically important banks such as TD are large and highly complex organizations. The board and Mr. Masrani have agreed to have him serve in an advisory role during a six-month CEO transition period ending July 31, 2025 to provide Mr. Chun with support and access to Mr. Masrani’s breadth of institutional knowledge, at a critical juncture when the bank is navigating the remediation of its AML program while rebuilding the bank’s strategies, governance, culture and performance.

Mr. Chun became Group President and Chief Executive Officer effective February 1, 2025. Mr. Chun brings decades of experience and a strong track record of delivering results and empowering high-performing teams. Under his guidance, TD will blend continuity with a refreshed focus on customer-centricity, operational excellence, and cultural renewal. Mr. Chun has already initiated a broad and comprehensive review of TD’s business that will identify areas of strength to accelerate and opportunities for improvement. A refreshed strategy is under development to guide TD’s leaders and teams into a new phase of growth and innovation. This work is guided by three core principles: enhancing customer experience, simplifying operations and ensuring excellence in delivery.

For the above reasons, and because the proposal is overly prescriptive, would usurp the role of the board in overseeing the CEO succession, could prejudice the best interests of the bank and its stakeholders by compromising the bank’s ability to comply with its U.S. remediation program and requirements, and the proponent’s request has already been appropriately addressed by the bank, the board of directors recommends that you vote AGAINST the proposal.

Proposal 8
Proposal 8 was submitted by Jacques Paquet, 916-1779 Careau Street, Québec, QC G1M 0C9. This proposal was submitted in French and has been translated by the bank.
Resolved:
It is proposed that Board members should no longer be able to sit on the Board once they reach the age of 65, and that their term of office should not exceed 7 years, with no possibility of renewal.
Supporting Statement:
At present, directors can serve until age 75, and that is far too old.
Their term is 10 years but can be renewed up to 15 years and then up to 20 years!!! That’s far too long.
It doesn’t make any sense, technology and life today are moving at breakneck speed and it’s quite clear that we need younger people who are up to date with the latest technologies, not people who should be retired.
It is clear that the Audit and Risk Committees have not been able to fulfill their main responsibilities from 2014 to 2023 and allowed shareholders to lose a significant amount of money.
They have failed to perform their duties, which is why we need to change the maximum age of directors and the length of their terms of office.
The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board of directors recommends voting AGAINST this proposal because (1) pursuant to the bank’s amended Corporate Governance Guideline effective January 2025, the bank has implemented leading edge amendments to its 10-year director term limit policy by reducing the discretionary term extension thereunder from five years to two years, which is leading edge compared with industry standards and practice; (2) prior to such amendment, the term limit policy of the bank under the bank’s prior Corporate Governance Guideline was already in line with industry standards and practice, including the bank’s peers; and (3) the bank does not have

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age limits and the imposition of an arbitrary age limit would reduce the bank’s flexibility to attract and retain high caliber director candidates representing a wide diversity of skills, backgrounds and experiences, in addition to the other reasons outlined below. The bank’s director nominees range in ages from 47 to 69 years, have an average tenure of approximately 2.2 years and 11 board members (79%) are within their first three years of service.

TD recognizes that board renewal is key to good governance and an important means through which to drive enhanced oversight. The bank’s recent and meaningful actions as part of its ongoing governance renewal demonstrate its commitment to transparency and accountability.

In connection with the bank’s 2024 strategic governance review and in furtherance of the bank’s commitment to continued improvement of its corporate governance practices, the board amended its Corporate Governance Guideline to reduce the length of the possible term extension to two years from five years. Under the amended Corporate Governance Guideline effective January 2025, directors may serve on the board for up to 10 years, subject to receiving solid annual performance assessments and being annually re-elected by shareholders, and subject to the board’s ability to approve a term extension for up to a further two years or waive the term limit, which extensions or waivers are only exercised if determined to be in the best interests of the bank. This revised term limit policy is leading edge as compared with industry standards and practice, including among the bank’s peers.

Historically, the bank’s Corporate Governance Guideline provided that directors could serve on the board for up to 10 years, subject to receiving solid annual performance assessments and being annually re-elected by shareholders, and subject to the board’s ability to approve a term extension for up to a further five years or waive the term limit, which extensions or waivers were only exercised if determined to be in the best interests of the bank. This historical term limit policy was and is in line with industry standards and practice, including the bank’s peers.

The bank believes that the board should be comprised of individuals with a broad mix of backgrounds, expertise, experience, age, perspectives and tenure, among other characteristics, to enable the board to carry out its complex and wide-ranging responsibilities and to maximize effective oversight and decision-making. As part of this, the board balances the need for fresh perspectives and skills with the need to maintain institutional knowledge and continuity in order to oversee a complex, multi-national banking enterprise.

Moreover, as part of its annual renewal program, the board actively recruited five new directors with expertise in global banking, governance, risk management and regulatory compliance to join the board, in addition to the 10 incumbent directors standing for election. The bank’s proposed board nominees represent a broad range of age diversity, ranging from 47 to 69 years. This year’s director nominees have served from zero to approximately 11 years, with 11 board members (79%) being within their first three years of service and the average tenure of the board being approximately 2.2 years. In addition, Mr. Alan MacGibbon, the current Board Chair, will step down as Board Chair and retire as a director by December 31, 2025. The board has commenced the work required to select a new Board Chair. Until a new Board Chair is selected, Mr. MacGibbon will provide continuity as he guides the board’s renewal and supports a successful CEO transition.

In the bank’s view, imposing an arbitrary age limit for directors would negatively impact the bank’s ability to attract and retain high caliber directors representing a wide diversity of skills, backgrounds and experiences needed to provide leadership to the bank and its management, and may constrain director recruitment and result in the loss of valuable contributions from high-performing directors. Moreover, the request to reduce the term limit has already been appropriately addressed by the bank pursuant to its amendment of its Corporate Governance Guideline.

For the above reasons, and because the proposal is overly prescriptive, the board’s corporate governance policies and practices already appropriately address the proposal, including by implementing a leading edge amendment to its director term limit policy, and the proposal could prejudice the interests of the bank and its shareholders in attracting and retaining high caliber directors needed to steward the bank, the board of directors recommends that you vote AGAINST the proposal.

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Proposal 9
Proposal 9 was submitted by Jacques Paquet, 916-1779 Careau Street, Québec, QC G1M 0C9. This proposal was submitted in French and has been translated by the bank.
Resolved:
It is proposed to return Raymond Chu [sic] to his former position and to hire a new President from outside TD Bank.
Supporting Statement:
I believe that Mr. Chu [sic] is not the right person to put TD back on the right track.
He’s from the same management style as Mr. Masrani’s and we all know that he has failed over the past 10 years.
We therefore need to hire a new chairman, as Wells Fargo did during its scandal.
We need this new leadership to come from the outside, to completely change TD’s management so that scandals like this don’t happen again, and to restore the confidence of customers, employees and shareholders.
After such a long period of transgression of laws and regulations by TD, and all the lawsuits, judgments, fines, etc. in recent years, it is time to have new blood from outside TD to change Mr. Masrani’s management and misdirection.
The Board’s Response
The board of directors recommends voting AGAINST the proposal.

The board of directors recommends voting AGAINST this proposal because the decision to appoint Mr. Chun as Group President and Chief Executive Officer (1) is a principal responsibility of the board and (2) was the result of a lengthy and robust succession process, which included the identification and evaluation of several candidates and consultation with independent external advisors, which culminated in the board’s unanimous selection of Mr. Chun. The board believes Mr. Chun is the right leader for the bank at the right time to lead the bank’s execution of its key strategic priorities.

The board undertook a robust and competitive succession planning process that culminated in the selection of Mr. Chun as Group President and CEO, a process that is consistent with succession planning processes run by other leading public companies, including the bank’s peers. In connection with succession planning for the CEO role, which is a continuous process, the human resources committee and the board, supported by independent external consultants, carefully identified, reviewed and evaluated the capabilities of several internal and external candidates. The board and human resources committee carefully considered and defined what qualities, skills and experiences the bank’s CEO would need in the short-, medium- and long-term, including operational excellence and customer centricity, and focused on finding a CEO candidate who met that profile. The profile was reviewed and updated regularly to ensure it accurately reflected the view of the board.

The bank maintains a strong succession planning process for all SET members, including the CEO, which is overseen by the board. The board regularly reviews and discusses succession plans for the CEO, senior executive positions and the heads of control functions to satisfy itself that the senior leadership team is identifying potential succession candidates, monitoring development plans for those identified candidates and fostering management depth by rigorously assessing candidates for other senior positions. This continuous process is led by the human resources committee, which devotes a significant amount of time to succession planning and talent management. In addition, the board regularly interacts with senior leaders who are high potential, newly appointed, and representative of key talent segments and critical functional capabilities in order for directors to better assess the capabilities of potential successors, including for the CEO role. This circular contains further details of the bank’s rigorous approach to succession planning — see “Management Succession Planning and Talent Management”.

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The above lengthy and competitive processes culminated in the unanimous recommendation by the human resources committee and the unanimous decision of the board to appoint Mr. Chun as Chief Operating Officer, TD Bank Group effective November 1, 2024 and to accelerate the transition of Mr. Chun to Group President and CEO effective February 1, 2025 on the basis that he is the right leader for the bank at the right time.

Mr. Chun has extensive knowledge of the bank across business segments and a proven track record of success, having grown businesses across the franchise and led regions, product teams and operations. Throughout his 32-year career at the bank in increasingly senior roles across a variety of critical banking segments, he has successfully developed strong teams and leaders, delivered exceptional customer experiences, improved the performance and strength of the businesses he led, and designed and deployed strategies to enhance the bank’s competitiveness and performance. In each role, Mr. Chun has built winning teams — working collaboratively with his peers and focused on making strategic decisions to benefit the entire bank.

Mr. Chun has already initiated a broad and comprehensive review of our business, blending continuity with a refreshed focus on customer-centricity, operational excellence and cultural renewal. This review will identify areas of strength to accelerate and opportunities for improvement, and will inform the bank’s refreshed strategy. This work is already underway, with a focus on three core principles: enhancing customer experience, simplifying operations and ensuring excellence in delivery. Mr. Chun and his leadership team will present this strategy to market at an Investor Day in the second half of the year. Together, they will meet our regulatory responsibility, drive progress and build a high-performing organization that delivers for our customers and creates long-term value for shareholders.

The board is confident that Mr. Chun is the steward the bank needs at this time, one who nurtures a strong culture of integrity, compliance, transparency and performance, delivering for all of the bank’s key stakeholders.

For the reasons above, and because the proposal is overly prescriptive and redundant, the board has already undertaken a robust succession process and appointed Mr. Chun as Group President and CEO effective February 1, 2025, the proposal would usurp the board’s responsibility for CEO succession, the bank’s approach to CEO succession is consistent with industry practice, and the proposal would prejudice the interests of the bank and its shareholders, the board recommends that you vote AGAINST the proposal.

WITHDRAWN SHAREHOLDER PROPOSALS
While these proposals will not be voted on at the meeting, details of the following withdrawn proposals are included at the request of the proponents as part of their withdrawal conditions.
Withdrawn Proposal A
InvestNow Inc., submitted a proposal on behalf of Gina Pappano, 7 Shannon Street, Toronto, Ontario M6J 2E6, regarding the bank’s Net Zero Banking Alliance (NZBA) membership. InvestNow agreed to withdraw this proposal following the bank’s exit from NZBA. The board thanks the proponent for their engagement regarding this proposal.
Withdrawn Proposal B
Withdrawn proposal B was submitted by Investors for Paris Compliance on behalf of the Salal Foundation, 185-911 Yates Street, Suite 561, Victoria, BC V8V 3L5, with co-filers Vancity Investment Management Ltd. (Vancity), 100-183 Terminal Avenue, Vancouver, BC V6A 4G2 and Green Century Capital Management, Inc., 114 State Street, Suite 200 Boston, MA 02109, USA. The proposal and supporting statement have been printed as submitted.
Resolved:   Shareholders request an independent review of TD’s board governance policies and director selection criteria with a view to improving accountability and competency regarding key risks and emerging priorities.
Supporting Statement:
In October, 2024, TD Bank NA pled guilty to money laundering charges and agreed to pay U.S. authorities more than US$3 billion in fines. The ongoing scandal derailed TD’s 2023 attempted purchase of First Horizon, and as part of the settlement, TD’s U.S. subsidiaries will have their growth capped.
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This is a governance failure which shareholders are concerned may be systemic in nature. A column in Canada’s national newspaper concluded that TD board members earned a “black mark” and questioned their ongoing tenure.(1) Canada’s bank supervisor Peter Routledge specifically referred viewers to this piece on a television appearance.(2)
TD’s governance failure may extend beyond money laundering. Several independent assessments show the bank well off track to meet its net zero commitment,(3) and directors have been unresponsive to significant shareholder votes asking for clarity on how the bank will address these concerns.(4)
TD’s Corporate Governance Guideline(5) outlines how the board operates. Under “board feedback process,” the Guideline is unclear on the issue of committee accountability, and silent regarding consequences for lapses or underperformance.
The Guideline indicates that board members should have a broad spectrum of competencies that reflect the nature and scope of the bank’s business and refers to the Key Areas of Expertise / Experience matrix disclosed in TD’s annual proxy circular.(6)
Yet this matrix uses broad categories that leave shareholders guessing about specific competencies. For example, “Audit/Accounting” does not necessarily include skills related to money laundering. Or, “Environmental, Social, and Governance” does not necessarily include experience related to net zero.
The Guideline considers the challenge of “Other Directorships and Board Interlocks Policy” as a matter of time management of directors and not also as a potential systemic conflict of interest if directors must discharge their fiduciary duty at seemingly incompatible businesses. TD has more cross-posting of directors at fossil fuel companies than any other Canadian bank despite its net zero commitment. It considers two of these directors as satisfying its ESG category in its director expertise/experience matrix.
Because it is difficult for a board to assess itself, shareholders request an external review of TD’s board governance policies and director selection criteria with a view to improving director accountability and competency for existing risks and emerging priorities like net zero, the results of which are presented in the bank’s 2025 proxy circular, together with the bank’s response.
The Board’s Response
Investors for Paris Compliance, along with co-filers Vancity Investment Management Ltd. and Green Century Capital Management, Inc., agreed to withdraw this proposal following productive engagement with the bank. During discussions regarding the proposal and the topics it touches upon, the bank shared its commitment to:
1.
enhance the director skills matrix disclosure starting in the 2025 circular through (a) the addition of descriptions for key areas of experience; and (b) the inclusion of an explicit reference to ‘climate’ in the ‘environmental and social sustainability’ competency description (see “Key Areas of Expertise/Experience” beginning on page 24);

2.
provide additional details regarding the skills and backgrounds of the director nominees as part of the biographical information starting in the 2025 circular to enable shareholders to make an assessment when voting on the election of directors (see “Director Nominee Profiles” beginning on page 15); and

3.
fulfill the requirement to undergo an independent third-party review of our corporate governance program, including the structure and composition of the board, as part of our recent resolution with the Federal Reserve Board regarding our U.S. anti-money laundering program. This work includes a review of board and committee structures, processes, and practices, as well as a review of the board’s independence in decision-making. Additionally, this review encompasses a fit and proper assessment of the skills, experience and capabilities of directors. The review is robust and being conducted in the context of the bank’s business activities and corporate governance practices generally.

The board thanks the proponents for their engagement regarding this proposal.

(1)
David Milstead, “Opinion: TD’s expensive board failed to fix years of…”, Globe and Mail (Oct. 15, 2024).

(2)
See the 11:00 minute mark at: www.bnnbloomberg.ca/video/shows/trading-day/2024/10/16/osfi-expresses-concern-over-td-banks-guilty-plea/.

(3)
See for example: TPI: www.transitionpathwayinitiative.org/banks; BloombergNEF, Financing the Transition (2023); WRI: www.wri.org/financial-institutions-net-zero-tracker.

(4)
In 2024, the net zero transition activity disclosure proposal received 28.6% for, 0.7% abstain, and in 2023 it received 23.5% for, 4.5% abstain.

(5)
TD Bank, Corporate Governance Guideline (2023) online: www.td.com/content/dam/tdcom/canada/about-td/pdf/2023-corporate-governance-guideline-en.pdf.

(6)
TD Bank, 2024 Proxy, at 23.

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DIRECTORS’ AND EXECUTIVE OFFICERS’ INDEBTEDNESS AND OTHER TRANSACTIONS WITH THE BANK
The table below shows the outstanding amount that employee, executive officers or directors of the bank borrowed from the bank or its subsidiaries, excluding routine indebtedness.
Name and principal position	Largest amount outstanding during the fiscal year ended October 31, 2024	Amount outstanding as at January 16, 2025
Paul Clark Senior Executive Vice President, Wealth Management	$4,675,364.02	$3,579,958.96
Sona Metha Group Head, Canadian Personal Banking	$3,253,858.45	$3,145,735.88
In addition, none of the bank’s directors or executive officers had a material interest in any material transaction or proposed transaction involving the bank in the last year. The bank has a number of policies and procedures that govern the review and approval of transactions with directors and officers. Under the bank’s Code of Conduct and Ethics, officers and directors must disclose at the earliest opportunity any interest they have in an existing or proposed material contract or transaction involving the bank in which they have some influence or perceived interest. Any such disclosure by officers must be made to their managers or, in the case of the CEO or a director, to the Board Chair. The bank’s Corporate Governance Guideline also contains procedures regarding director conflicts of interest, which are described in Schedule A — Corporate Governance of this circular. Under the Bank Act and its charter, the corporate governance committee is responsible for oversight of transactions with related parties, a group that includes directors and senior officers as defined by the Bank Act. The corporate governance committee has established procedures that apply to a broad range of transactions with related parties, from the provision of products or services to a related party to the purchase of assets or services from a related party. In general, all transactions with related parties must be on market terms and conditions unless, in the case of banking products and services for bank officers, otherwise stipulated under approved policy guidelines that govern all employees. Any loans to directors and executive officers must also be made in accordance with the U.S. Sarbanes-Oxley Act of 2002.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The bank maintains a Blended Financial Lines and Executive & Professional Liability insurance program which includes a directors’ and officers’ liability insurance policy. This insurance provides protection for current and former directors and officers against claims alleging liability or wrongful acts while serving in their capacity as directors and officers of the bank, its majority-held subsidiaries and entities, and other independent entities where that service is at the behest of TD, including Schwab. This insurance has a dedicated policy limit of $600 million per claim and in the aggregate for the term ending May 1, 2025. The insurance applies in circumstances where the bank is unable to indemnify its directors and officers for their acts or omissions. The bank pays the premiums associated with this insurance and there is no deductible for this coverage. Premiums paid by the bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $3.0 million.
DIRECTORS’ APPROVAL
The board of directors has approved the contents and distribution of this circular to the common shareholders of the bank.
Antonietta Di Girolamo
Corporate Secretary
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SCHEDULE A
CORPORATE GOVERNANCE
POLICIES AND PRACTICES

The bank’s board and management are committed to continued enhancement of the bank’s corporate governance practices, which contribute to the effective management of the bank and to achieving the bank’s strategic and operational plans, goals and objectives. Real progress was made in 2024, and continues to be made, by the bank and its board of directors to strengthen oversight, governance and accountability throughout the organization. Some of these enhancements include: implementing amendments to its 10-year director term limit policy; refreshing the board by identifying four new director nominees with expertise in global banking, governance, risk management and regulatory compliance to join the board in 2025; identifying a fifth new director with global expertise in banking, compliance and risks management (including AML, technology and cybersecurity risks) who will be appointed to the board on or about August 25, 2025; appointing new committee chairs and renewed membership for each of the board’s risk, human resources and corporate governance committees; establishing of a dedicated remediation committee to oversee and direct regulatory remediation efforts, the composition of which is also being refreshed (including with a new chair); and implementing other enhancements to its governance policies and practices throughout the bank, as discussed further below.

The board’s corporate governance policies, principles and practices, which are reviewed regularly by the corporate governance committee, focus on the board’s responsibilities to the bank’s shareholders and other relevant stakeholders and on creating long-term shareholder value.
Enhancements to Corporate Governance Practices
As part of a strategic review, the bank undertook a robust review, evaluation and refreshment of its corporate governance policies, procedures and practices. This review was assisted by external advisors and involved, among other things, a critical examination of the bank’s material parent and subsidiary governance policies, procedures and practices against a wide variety of sources, including applicable regulations, corporate governance best practices and guidelines and the bank’s comparator group (including other major Canadian and U.S. banks). In addition, the bank’s governance practices were audited in 2024 by the bank’s internal audit division. The work resulted in enhancements to our policies, procedures and practices to align with evolving corporate governance policies and regulatory expectations. Additionally, the board engages in an annual self-evaluation process, facilitated by KPMG, the results of which inform the board and committees’ annual objective setting exercise, director nominations, improvements to board education, management reporting and engagement and changes to meeting practices.
In connection with the bank’s global resolution of the investigation into the bank’s U.S. BSA/AML program, the board has been particularly focused on ensuring it has the necessary talent, resources, structure, policies and procedures to meet regulatory expectations and achieve its strategy. The global resolution requires the bank to obtain an independent review of its corporate governance structure and composition. The board will consider the results of the review and develop a plan to implement any recommendations. The bank also agreed to submit to the Federal Reserve Board a written board oversight plan to include actions that the board will take to enhance the quality, comprehensiveness, and granularity of the information and reports provided to the board to enable it to oversee senior management’s implementation of the remediation required by the global resolution.
Governance Framework
The board’s governance framework includes the charters and key practices of the board and its committees and the Corporate Governance Guideline (available at www.td.com/governance). The bank’s corporate governance policies and practices comply with the Canadian Securities Administrators’ National Policy 58-201 Corporate Governance Guidelines (CSA Guidelines), the rules of the TSX, and OSFI’s Corporate Governance Guideline.
Although they do not all directly apply to the bank, these policies, principles and practices also take into account rules of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission.
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Visit the bank’s website for additional governance information, including:

•
Code of Conduct and Ethics (the Code)

•
Corporate Governance Guideline

•
Board and Committee Charters

•
Board Diversity Policy

•
Disclosure Policy

•
Director Independence Policy

•
Proxy Access Policy

•
Majority Voting Policy

•
Position Description for Directors

•
Position Description for the Group President and CEO

•
Charters of the Board and its Committees, the Board Chair and the Chairs of Committees

BOARD OF DIRECTORS

The bank’s board is independent. Of the 14 nominees proposed for election, 13 (93%) are “independent” under the bank’s Director Independence Policy (www.td.com/governance/other_policies.jsp) and the CSA Guidelines and are not “affiliated” under the Bank Act. In addition, upon his appointment to the board on or about August 25, 2025, Mr. Pearn will also qualify as “independent”.

Director Independence
To be effective, the board must operate independently of management. All but one of the bank’s directors and all committee members are independent. Raymond Chun, Group President and CEO, TD Bank Group, is the only director not considered to be “independent” under the Director Independence Policy or the CSA Guidelines and is “affiliated” under the Bank Act because of his position. Each audit committee member meets additional independence criteria under the Director Independence Policy and applicable law.
The board has adopted a Director Independence Policy and delegated responsibility to the corporate governance committee for recommending director independence criteria and evaluating director independence at least annually, for approval by the board, and as needed for director appointments during the year.
Detailed information on all director nominees proposed for election this year is provided in the “Director Nominees” section of this circular.
How the Board Determines Independence
The board has a robust annual process to evaluate director independence. Directors must complete detailed annual questionnaires about, and provide information relevant to, their individual circumstances. To determine whether a director has a “material relationship” with the bank that would compromise their independence, the corporate governance committee, in making its recommendation to the board, considers all relevant facts and circumstances, including any relationship a director may have with the bank, and any relationships that persons or organizations the director is related to (such as a spouse or an entity that employs the director in an executive capacity) may have, and considers whether, as a result of such relationship(s), the director could reasonably be expected to be objective about management’s recommendations and performance. The corporate governance committee particularly scrutinizes any outsourcing, consulting, legal, accounting and financial services relationships.
The corporate governance committee considers the director independence standards that incorporate the definition of affiliated persons under the Bank Act and definitions of independence from the Canadian Securities Administrators. While not required to do so, the corporate governance committee also considers the director independence standards that apply to NYSE-listed U.S. domestic issuers. Except for Mr. Chun, all director nominees would be considered independent under these NYSE standards if they applied to the bank.
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In addition to the Director Independence Policy, the board has implemented the following policies and practices:
•
amended its existing 10-year director term limit by reducing the discretionary extension from five to two years;

•
each of the board and its committees meets independently of management at each meeting. In fiscal 2024, all regularly scheduled board and committee meetings had an in camera session without management or non-independent directors present;

•
each of the board and its committees may engage their own independent advisors to provide expert advice at the expense of the bank; several committees did so in 2024;

•
the independent directors shall annually appoint a strong, independent Board Chair with a clear mandate to provide leadership for the independent directors; and

•
independent directors must acquire, within five years of first being elected or appointed to the board, equity ownership in the bank with a value equivalent to at least six times their respective annual cash retainer.

Other Directorships and Board Interlocks Policy
In addition to maintaining their independence, directors must be able to devote sufficient time to their responsibilities to TD. Board members are restricted from serving on other boards without prior advance notice to and approval from the chair of the corporate governance committee of their intention to accept an invitation to serve on the board of directors of any public company or any company in the financial services sector. Without approval of the chair of the corporate governance committee: (a) the CEO may not serve on more than one additional public company board (in addition to the board of the bank and its affiliates), (b) a director who serves as an executive officer of a public company may not serve on the board of directors of any public company besides the bank and the board of the company where they serve as an executive officer, and (c) no director may serve on more than three public company boards (in addition to the board of the bank). None of the director nominees have sought nor require such approval by the chair of the corporate governance committee. Other than as members of the board of the bank, no more than two board members may serve on the same public company board without the consent of the corporate governance committee. In addition, no member of the audit committee may serve on more than three public company audit committees (including the bank’s audit committee) without the consent of the corporate governance committee and the board. The only board interlock is between Ayman Antoun and Alan MacGibbon, who are both directors of CAE Inc. as set out below:
Company Name	Director
CAE Inc.	Ayman Antoun
Alan MacGibbon
Board Chair

The Board Chair is Alan MacGibbon. Mr. MacGibbon has been the Board Chair since February 1, 2024 and will step down as Board Chair and retire as a director by December 31, 2025. The board has commenced the work necessary to select a new Board Chair to replace Mr. MacGibbon. Until a new Board Chair is selected, Mr. MacGibbon will provide continuity as he guides the board’s renewal and supports a successful CEO transition. Shareholders may communicate directly with the Board Chair by email c/o TD Shareholder Relations at tdshinfo@td.com.

The Board Chair is responsible for facilitating the functioning of the board independently of management and for maintaining and enhancing the quality of the bank’s corporate governance.
The Board Chair’s main responsibilities are set out in the bank’s Charter of the Board Chair (www.td.com/governance/charters.jsp). The Board Chair:
•
must be independent and appointed annually by the independent directors;

•
chairs meetings of the board (including in-camera sessions) and all annual and special meetings of shareholders;

•
consistent with the bank’s shareholder engagement policies, meets with shareholders, regulators and other interested stakeholders on matters core to the board’s mandate, and attends public events on behalf of the bank;

•
has a standing invitation to attend all committee meetings;

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•
meets regularly with other directors and senior management to monitor the health of relationships among directors and between the board and senior management; and

•
maintains a channel of open communication with the bank’s key Canadian regulators, independent of management, to engender trust and confidence in the quality of the board’s governance and oversight of the bank. In 2024 the Board Chair met, alone or with one or more directors, 16 times with representatives of the bank’s key Canadian regulators.

For more information about the bank’s Board Chair, Mr. MacGibbon, see the “Director Nominees” section of this circular or the bank’s website at https://www.td.com/ca/en/about-td/corporate-profile/chairman-of-the-board.
Shareholders’ Meetings
The Board Chair is responsible for chairing and is available to answer questions at the bank’s annual shareholders’ meetings. Directors are expected to attend annual shareholders’ meetings. Last year, all but one of the director nominees then standing for election attended the bank’s hybrid annual shareholders’ meeting in person in Toronto, Ontario. One director attended the meeting virtually.
BOARD MANDATE

Shareholders elect the board to oversee management of the business and affairs of the bank with a view to responsibly advancing the long-term interests of the bank for the benefit of the shareholders while addressing the concerns of other relevant stakeholders and interested parties, including the bank’s employees, customers, debt holders, regulators and communities.

The board’s responsibilities are set out in its Charter and include the following:
•
supervision of the management of the business and affairs of the bank;

•
approval of the bank’s strategy and major policy decisions — the board must understand and approve the bank’s strategy, business objectives, be kept current on progress towards those objectives and be part of and approve any major strategy and policy decisions;

•
approval of the bank’s enterprise risk appetite statement — the board must be satisfied that there is a framework in place so that the bank only takes risks in accordance with its risk appetite and enterprise risk framework (and the board must approve the enterprise risk appetite statement and monitor the bank’s risk profile and performance);

•
evaluation, compensation, talent development and succession — the board must be satisfied that there are processes in place to identify, attract, evaluate, develop and retain the right people to enable the bank to meet its strategic ambitions and safeguard its unique and inclusive culture; and the board must also monitor and evaluate individuals in key management roles, and be satisfied that they are appropriately compensated for contribution to the bank’s long-term success;

•
oversight of the management of capital, liquidity, risks, and internal controls — the board must be satisfied that policies are in place to enable the bank to maintain sufficient capital and liquidity and to protect the bank’s assets and reputation; and the board must also be satisfied that the bank’s risk culture, compensation policies and practices and control functions enable the bank to operate within the confines of its board-approved risk appetite statement;

•
disclosure of reliable and timely information to investors — the board must be satisfied that the bank is providing its investors with accurate and balanced information in a timely manner; and

•
effective board governance — the directors must function effectively as a board in order to meet their stewardship responsibilities; the board needs to be comprised of strong members with the appropriate backgrounds, skills, experience, competencies and equipped with the right information on a timely basis.

The board acknowledges that the U.S. AML global resolution constituted a profound disappointment to shareholders. The board is committed to fostering a strong culture of compliance and accountability through the organization. To achieve this, the bank has undertaken initial steps consistent with the principles of accountability embedded in the bank’s Culture Framework, including taking full responsibility for the failures of its U.S. AML program, appointing new leaders across the bank’s U.S. operations, overhauling the U.S. AML team and holding individuals in that team accountable, including terminations and compensation adjustments. Mr. Masrani apologized to all bank stakeholders for the issues as to the bank’s U.S. AML program, acknowledging that they took place during his watch as Chief Executive Officer. The board has actively recruited five new directors with expertise in governance, risk management, banking and regulatory compliance, to join the board in 2025, with five long-standing directors not standing for re-election at the meeting, bringing new perspectives and diversity to the board. The 10 incumbent directors standing for
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election bring an appropriate degree of continuity and enable an adequate opportunity for the transitioning of board roles and responsibilities. The bank is also changing the leadership of each of the corporate governance, human resources and risk committees and refreshing the membership on the committees; has established a dedicated remediation committee to oversee and direct its regulatory remediation efforts, the composition of which is also being refreshed (including with a new chair); and implemented other enhancements to its governance policies and practices throughout the bank, as discussed throughout this circular.
The board’s charter is incorporated by reference into this circular, has been filed with securities regulators on www.sedarplus.ca and www.sec.gov, and is available at www.td.com/governance/charters.jsp. In addition, shareholders may promptly obtain a free copy of the board’s charter by contacting TD Shareholder Relations (contact information is provided on page 140 of this circular).
The bank’s employees and officers execute the bank’s strategy under the direction of the CEO and the oversight of the board. The Bank Act requires certain important matters to be brought before the board. The board has also reserved certain other key decisions to itself. Under its charter, the board is responsible for the establishment and maintenance of policies and procedures which are effective in supporting its oversight of management and internal controls. The board also has formal policies for approving material capital allocation decisions, including material business acquisitions, investments and divestitures and major outsourcing projects. In addition, the board has complete authority over the approval of certain other transactions out of the ordinary course of business and for approving the bank’s financial statements prior to release to shareholders.
Strategic Planning & Strategy
The board approves the strategy and business objectives of the bank and oversees their execution. This oversight includes reviewing and approving all major strategy and policy recommendations, including the bank’s annual strategic plan, annual financial plan (including the capital, liquidity and funding plans and the funding of all remediation activities), major capital expenditures, and monitoring adequate levels of capital and liquidity. At least annually, the board reviews the strategic plan of each business segment, considering factors including the competitive landscape, opportunities for growth and key performance metrics. The board assesses the bank’s major opportunities and the risk impact of strategic decisions being contemplated, including considering whether they are within the Risk Appetite Statement and the Enterprise Risk Framework established for the bank and its individual business units. In addition to reviewing and discussing the bank’s strategy at regular board meetings, the board annually participates in a two-day board strategy meeting. The bank’s strategy is to be the number one Canadian Retail and Canadian Business Bank, a top-tier Canadian Wealth Management and Insurance provider with leading Direct Investing and Small Business Insurance franchises, a leading U.S. Bank, and a top-10 integrated North American investment bank with global reach. Following the announcement of Mr. Raymond Chun’s transition to the role of Group President and Chief Executive Officer, the bank initiated a comprehensive strategic review, focused on identifying areas of strength and opportunities for improvement. The strategic review will guide leaders to focus on efficiencies, enhancing customer experience and aligning investments with strategic priorities. The review is not only identifying operational efficiencies, but also driving decisions around long-term capital allocation and growth strategies, ensuring TD’s leadership sets the bank on a clear path for sustainable success. The strategic review is also focusing on aligning cultural transformation with strategic goals, creating a workforce that is empowered to deliver on TD’s priorities. Mr. Chun’s leadership emphasizes transparency, accountability, compliance, and alignment between the bank’s transformation goals and day-to-day-operations. Mr. Chun and his leadership team will present the bank’s refreshed strategy to the market at an Investor Day to be held during the second half of 2025.
Risk Management
The board oversees the bank’s risk culture and approves and oversees significant risk frameworks and policies designed to protect the assets of the bank and its continuing viability. The board also oversees the identification and monitoring of the principal risks affecting the bank’s businesses, and satisfies itself that appropriate policies, procedures and practices are in place for the effective and independent management of these risks in accordance with the bank’s enterprise risk framework. The board is supported in its discharge of this responsibility by its risk committee which, among other responsibilities, reviews and recommends to the board for approval the bank’s enterprise risk appetite statement and satisfies itself that the bank has appropriate strategies, frameworks and policies in place to manage its current and emerging risks. In addition, the risk committee has been delegated authority to oversee the bank’s crisis management, recovery and resolution plans in accordance with applicable regulatory guidelines. See the “Managing Risk” section of the bank’s 2024 MD&A for a list of the major risk categories identified and the structures and processes in place to manage them.
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The board is focused on the risks associated with the bank’s U.S. AML resolution and is overseeing the strengthening of the bank’s oversight structure and accountability across compliance, risk, financial crime and audit functions, and has established dedicated committees at the U.S. and bank boards for remediation oversight. In addition to the remediation committee, the bank has established an executive U.S. Remediation Office, which will be responsible for overseeing the execution of the remediation program and engaging with the U.S. regulators in relation to the actions required to be taken by the bank under the global resolution of the AML matter. The bank is required to undertake a third-party review of management and staffing to oversee its U.S. operation and will review and implement any recommendations in a timely manner.
Cybersecurity
Cybersecurity is a formal component of the bank’s overall risk management framework. As part of its risk management responsibilities described above, the board regularly reviews the bank’s cybersecurity program and receives annual cybersecurity program updates from the bank’s Chief Information Security Officer, as well as annual and quarterly platforms and technology updates. The board is supported in the discharge of its responsibilities by the risk committee, which oversees cybersecurity and technology risks, including the bank’s cybersecurity program and the bank’s capability to identify threats, protect critical assets, detect anomalies, and respond to and recover from cyber events. The risk committee also oversees business crisis and continuity management and the insider risk program, each of which is important to mitigating inherent cyber risks. Annually, the risk committee (jointly with the audit committee) receives a technology and cybersecurity program update from the bank’s three lines of defense. The risk committee also receives annual presentations from each business line on their key business risks and challenges, which include, where applicable, an overview of technology risks as they relate to strategic goals and the associated mitigants in place.
Capital and Liquidity
The board oversees the bank’s capital adequacy and management, including annually reviewing and approving the bank’s Capital Adequacy Risk Management Policy and the capital limits therein. As part of this responsibility, the board is also responsible for declaring dividends and approving the issuance, redemption or repurchase of any capital, if appropriate and permitted by applicable laws and regulations. The board also oversees the implementation of the bank’s capital and liquidity frameworks and policies and annually reviews the bank’s capital, liquidity and funding plans.
As outlined under “Strategic Planning & Strategy” above, the bank is engaged in a comprehensive strategic review, the details of which will be announced at an Investor Day to be scheduled during the second half of 2025, which will include strategies around long-term capital allocation and growth strategies, including taking into account the asset cap placed on certain of the bank’s U.S. subsidiaries in connection with the AML remediation regulatory resolutions.
Purpose and Sustainability
TD’s purpose is to enrich the lives of its customers, communities and colleagues. This statement of purpose animates and is reflected in the bank’s strategy, Risk Appetite Framework, culture and operating policies and procedures. The board’s oversight of the bank’s strategy occurs continuously throughout the year and includes overseeing how management pursues the responsible advancement of the long-term interests of shareholders while addressing the concerns of other relevant stakeholders and interested parties, including the bank’s employees, customers, debt holders, regulators and communities, including Indigenous communities.
The board continues to oversee environmental and social risk, including climate risk (collectively, “E&S risk”), as among the top and emerging risks for the bank, and oversees the assessment and management of potential impacts on the bank’s business strategies and financial performance. The board is supported in this work by the risk committee, which provides a forum for analysis of enterprise risk trends and current and emerging risks, including E&S risk, and conducts regular reviews of TD’s enterprise risk dashboard, which includes E&S risk. Senior management provides the board with annual updates on the bank’s sustainability strategy, including as it relates to climate and disclosure, in addition to regular updates on other relevant sustainability matters such as climate-related targets and goals. At least annually, senior management also provides regular updates to the risk committee on environmental and social risk management, including climate-related risks and potential social impacts across major risk categories.
The corporate governance committee is responsible for overseeing the bank’s alignment with its purpose and the bank’s performance and reporting on corporate responsibility for environmental and social matters, including climate. The committee receives annual updates from senior management on the bank’s sustainability strategy, including as it relates to climate-related matters, in addition to quarterly updates on matters such as the bank’s sustainability and climate reporting and performance and international trends, best practices and standards in corporate disclosure of sustainability matters. The board also is assisted by the
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human resources committee, which reviews the bank’s diversity, equity and inclusion strategy and initiatives; actions related to colleague health, safety and well-being; and compensation-related activities, including the impact of ESG on compensation awards for the senior executive vice president and above population in the Executive Compensation Plan. The bank’s sustainability reporting is available at www.td.com/esg.
TD also reports annually on sustainability in its Sustainability Report. The bank’s sustainability reporting details the bank’s goals and the substantial efforts made to date, including in respect of its net zero transition. In response to the various shareholder proposals received at the bank’s 2024 meeting of shareholders and as part of its ongoing shareholder engagement practices, the bank’s management and Board Chair held engagement sessions with its significant shareholders to receive investor feedback on a wide variety of topics, including E&S matters.
Management Succession Planning and Talent Management
At TD, the cornerstone of our talent management agenda is the Talent Review program, which focuses on the assessment and development of senior talent as well as succession planning for senior and key roles within the organization. This enterprise program provides insight into the capability and depth of the bank’s leadership bench, and the health of succession plans across senior roles.
The bank’s talent management practices enable a view of leadership strength for various time horizons, as well as in unplanned emergency situations for ready-now and emerging talent, with consideration of capability, critical experiences, versatility and diversity. Building an effective pipeline of capable resources through the implementation of regular talent reviews and focused executive development plans supports both the achievement of business strategies and individual development.
The human resources committee, on behalf of the board, provides oversight of succession planning, including the review and approval of the succession plans for senior officer positions and heads of control functions. As part of this responsibility, the human resources committee reviews the development plans of the SET of the bank and reviews and confirms, at least annually, the organizational structure of the senior management positions of the bank. In addition, the committee is assigned the responsibility to conduct ongoing reviews of the CEO succession plan and recommends such plan to the board for approval.
Over the course of the year, the board reviews and discusses succession plans for the CEO, senior executive positions and the heads of control functions to satisfy itself that the senior leadership team is identifying potential succession candidates, monitoring development plans for those identified candidates and fostering management depth by rigorously assessing candidates for other senior positions. The board takes a systematic approach to interacting with senior leaders who are high potential, newly appointed, and representative of key talent segments and critical function capabilities.
The human resources committee, on behalf of the board, led a lengthy and robust CEO succession process, which included the identification and evaluation of several candidates and consultation with independent external advisors, which culminated in the unanimous selection of Mr. Chun as Group President and CEO. The committee also determined an appropriate transition period, during which time Mr. Chun served as COO of the bank.
The detailed CEO succession planning process took place over a period of several years to identify, assess, and support the development of a number of candidates. Candidates were continually re-assessed against the CEO profile, ensuring the successful candidate has the necessary capabilities to successfully lead the bank in the context of its current and future needs. All directors had access to the bank’s consultants and were engaged throughout the process. At the conclusion of the process, the board made the unanimous decision to appoint Mr. Chun as Group President and CEO, effective April 10, 2025, on the retirement of Mr. Masrani. At the time of the decision, the global resolution of the investigation into the bank’s U.S. AML program was not complete. With the global resolution now final, and after a number of months of transition preparation, the board concluded, upon the recommendation of the human resources committee, that Mr. Chun’s effective date as CEO would be accelerated to February 1, 2025.
Further details can be found in the “Human Resources Committee Letter to Shareholders”.
Communication
The corporate governance committee must satisfy itself that the bank communicates effectively  —  both proactively and responsively  —  with shareholders and other key stakeholders and interested parties (such as employees, customers, regulators and communities, including engagement with stakeholders and Indigenous communities). The bank’s Disclosure Policy (www.td.com/governance/other_policies.jsp) describes the bank’s commitment and obligations regarding the timely, accurate and balanced disclosure of all material information about the bank to a broad audience. The corporate governance committee periodically reviews the Disclosure Policy and annually receives a report from management, including members of the disclosure
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committee, on the policy, on the design and operation of related disclosure controls and procedures, and on any disclosure issues that may have arisen in the past year.
The board or appropriate committees also review and/or approve key disclosure documents, such as the bank’s quarterly and annual MD&A and financial statements, annual report, annual information form, and management proxy circular.
Measures for Receiving Stakeholder Feedback
Shareholders may provide feedback to the bank through a number of avenues, including via email, telephone, mail and at events such as the annual shareholders’ meeting. The Chief Financial Officer, the Head of Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally. The bank also receives feedback through meetings with shareholders, including with those shareholders that are interested in the bank’s approach to executive compensation, corporate governance, long-term strategic positioning and corporate responsibility for sustainability matters. In 2024, directors held engagement sessions with institutional shareholders to receive investor feedback on sustainability, AML, governance, compensation and other matters, including 25 meetings held by the Board Chair and Human Resource Committee Chair with institutional shareholders. The Board Chair and other directors held an additional 23 meetings with institutional investors to discuss AML remediation in the last two calendar months of 2024 and continue to engage on the matter. Additional detail on board engagement on sustainability, governance and other matters is set out on page 31 and in the TD’s Sustainability Report. As outlined under “Strategic Planning & Strategy” above, the bank, as part of its commitment to receiving shareholder feedback and transparency, will be continuing its regular engagement with key shareholders and other key stakeholders in one-on-one meetings and at an Investor Day to be held during the second half of 2025.
Shareholders may contact TD Shareholders Relations at tdshinfo@td.com. Shareholders, other stakeholders and Indigenous communities may communicate directly with the bank’s independent directors through the Board Chair (contact information is provided on page 140 of this circular or visit www.td.com/investor-relations/ir-homepage/contact.jsp). In addition to any timely reporting, the corporate governance committee receives an annual report on shareholder feedback on an enterprise-wide basis from management, with a primary focus on retail shareholders.
The bank is committed to proactive, open and responsive communications with shareholders, stakeholders and other interested parties. The bank recognizes the importance of engagement by directors with shareholders and governance stakeholders on areas core to the board’s mandate and has developed an internal guideline to support such engagement. As part of that commitment to shareholder engagement and subject to the Board Chair’s approval and guidance, the bank’s directors periodically extend invitations to, and respond to invitations from, certain shareholders and governance stakeholders to meet to discuss the bank’s approach to executive compensation, sustainability matters, long-term strategic positioning and other areas of interest to shareholders core to the board’s mandate. In addition, shareholders are annually provided with an opportunity to vote for or against an advisory resolution on the bank’s approach to executive compensation disclosed in the “Report of the Human Resources Committee” and “Approach to Executive Compensation” sections of this circular. The board and its human resources committee will take the results of this advisory vote into account, when considering compensation policies, procedures and decisions. Management and the corporate governance committee also carefully consider shareholder proposals received by the bank, as well as feedback and communications from recognized governance groups in Canada, and provide regular opportunities for shareholders to communicate with management and the board. The corporate governance committee also receives reports on the results of the annual meeting of shareholders and considers commentary provided by shareholders about their voting decisions. All of these inputs guide governance considerations.
Internal Controls and Management Information Systems
The board oversees and monitors the integrity and effectiveness of the bank’s internal controls and management information systems. The board also oversees adherence to applicable legal, audit, compliance, regulatory, accounting and reporting requirements. Through this process, the board also satisfies itself that the bank’s financial reporting and financial control systems are designed and operating appropriately. Management’s report on internal control over financial reporting and related information is available under the heading “Accounting Standards and Policies — Controls and Procedures” in the bank’s 2024 MD&A.
The bank maintains a program for raising conduct and ethics concerns, which provides employees and members of the public worldwide with open and effective communication channels to report complaints or concerns regarding accounting, internal accounting controls or auditing matters and other ethical, legal or regulatory matters. This program includes an anonymous and confidential reporting channel, the TD Conduct and Ethics Hotline, through which any individual worldwide can raise a concern to
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TD. The audit committee monitors reports regarding accounting, internal accounting controls or auditing matters while the corporate governance committee monitors reports regarding other ethical, legal or regulatory matters pursuant to the TD Raising Conduct and Ethics Concerns Policy. A description of the program including the TD Conduct and Ethics Hotline is available at https://www.td.com/ca/en/about-td/corporate-profile/td-conduct-and-ethics-hotline.
POSITION DESCRIPTIONS
The corporate governance committee annually reviews the board-approved Position Description for Directors, Charter of the Board Chair, and Charter for Committee Chairs and recommends amendments if required. These documents are available at www.td.com/governance/charters.jsp. The human resources committee also annually reviews and approves a position description for the Group President and CEO. In addition, the human resources committee reviews the mandates applicable for all senior leadership roles (rank of or equivalent to senior executive vice president or higher and other key positions as determined from time to time).
ORIENTATION AND CONTINUING EDUCATION
Orientation
The corporate governance committee oversees the implementation and monitors the effectiveness of an orientation program for new directors.
The bank’s director orientation program is comprised of several components. As part of the program, each new director:
1.
Receives reference materials tailored to their unique background, experience and expected committee responsibilities. Reference materials include, among other things: the bank’s key governance policies and guidelines; information about board and director evaluation processes; board and committee charters; board and relevant committee minutes for the previous year; and business and strategic materials;

2.
Participates in comprehensive education sessions at which the CEO and/or other members of the executive management team present and answer questions on how the bank is managed, its business and control functions, strategic direction, capital and liquidity management, finance, internal audit, human capital management, information technology, marketing/digital, sustainability matters, the regulatory and compliance environment, corporate governance, directors’ responsibilities, and other significant issues and key risks the bank faces;

3.
Participates in site visits (e.g., head office of TD Bank US Holding Company, retail branches, operation centres, and trading floors);

4.
Meets with the CEO, the Board Chair and the chair of each committee the director is joining; and

5.
Is assigned a “mentor” director for the director’s first year to answer questions and provide contextual information to better understand materials, presentations and board governance processes.

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Continuing Education
The corporate governance committee serves as a resource for ongoing education about directors’ duties and responsibilities.
All directors are expected to continuously deepen their knowledge of the business of the bank, relevant trends in business and industry, and the regulatory environment in which the bank and its subsidiaries operate. As part of the bank’s education program, directors attend sessions dealing with subject matter applicable to their role on the board or its committees or to increase the directors’ knowledge of the bank’s industry and other areas relevant to the bank’s business and affairs. Directors are also encouraged to attend external sessions related to such subject matter. In addition to training and education for the full board, there is specialized training for committees as required or desirable. These educational presentations are made by management and, in some cases, by external presenters.
Directors are canvassed on specific topics, emerging trends and best practices relevant to the board as a whole or to a specific committee that they would like to learn more about. All independent board members are expected to participate in sufficient continuing education to be effective in their roles.
The continuing education program for directors provided by the bank includes:
•
periodic deep dives on various business, economic, enterprise and regulatory topics which include information on industry, competitors, trends and risks/opportunities;

•
optional director orientation sessions for directors in their second year of service, to revisit topics of interest;

•
complete access to management to become and remain informed about the bank’s businesses and for any other purposes that may help them fulfill their responsibilities;

•
informal board/executive interaction sessions for directors to meet additional members of senior management and the bank’s next generation talent;

•
enrollment in events and access to publications to enhance their knowledge of directors’ responsibilities and current governance trends;

•
periodic presentations and reports summarizing significant regulatory and market developments;

•
opportunities to visit various operational sites;

•
external speakers on topical issues of relevance to the bank;

•
access to regularly updated learning and development materials on the board portal, curated against five areas of focus: economic and competitive landscape; strategy and business model; technology and innovation; legal and regulatory; and risk; and

•
reimbursement of expenses for external education sessions as applicable, which they are encouraged to attend.

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As part of the bank’s corporate governance renewal, director education practices have been updated to provide directors more effective support for their oversight role.
Date	Education Sessions	Attendance
Q1	Culture and Leadership Strategy — developing leaders and managing talent risk	Board
	Environmental, Social and Governance (ESG) Strategy Update	Board
	International Sustainability Standards Board (ISSB) Education Session — ESG Financial Reporting	Audit
	Climate Update: Financed Emissions Footprint and Progress to Targets	CGC
	Sustainability Strategy Update	CGC
	Anti-Money Laundering (AML) enhancements to the AML operating program	Audit
	External benchmarking of capital allocation frameworks and policies	Risk
	Deep dive on liquidity, interest rates and capital adequacy practices	Risk
Q2	Update on the cyber landscape, regulatory expectations, and TD’s approach to operational resilience	Board
	Perspectives and insights for disclosure of Legal and Regulatory Matters	Audit
	Overview of Regulatory Capital requirements	Audit
	Perspectives from the Financial Consumer Agency of Canada	Audit/CGC
	Technology & Cybersecurity Update through the three lines of defense lens	Audit/Risk
	AML — review of Remediation Program and Risk Reduction Measures	Audit/Risk
	Data management, governance, risk metrics and regulatory trends	Audit/Risk
	Sustainability-related targets, including Social Framework Targets	CGC
	Update on oversight and monitoring of People Risk including metrics and reporting	HRC and Risk
Q3	External perspectives on the energy landscape and related policy considerations	Board
	Generative Artificial Intelligence / Data & Analytics Update	Risk
	Perspectives from the Financial Transactions and Reports Analysis Centre of Canada	Audit
	Social Framework — Affordable Housing	CGC
	Culture and Leadership Strategy Update	HRC
	Senior Executive Team (SET) Development and CEO Succession	HRC
Q4	Cybersecurity Training	Board
	Anti-Money Laundering Compliance Training	Board
	Progress on Data Analytics and Artificial Intelligence, and Showcase of TD’s Customer Impact Lab	Board
	Enterprise Remediation Update, risk and control enhancements and global AML remediation progress	Board
	External perspectives and insights on the Rise of Private Credit and impacts on the financial services sector	Risk and Board
	External perspectives and insights on Emerging Audit Topics from Ernst & Young LLP (EY)	Audit
	EY Site Visit: Finance Transformation and Use of Innovation and Technology within EY Audits	Audit
	Insurance Accounting: Overview of the TD Insurance (TDI) business and IFRS 17 Insurance Contracts reporting	Audit
ETHICAL BUSINESS CONDUCT
As a responsible business enterprise and corporate citizen, the bank is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness, and professionalism.
While reaching the bank’s business goals is critical to its success, equally important is the way these goals are achieved. The board believes the bank’s success is based on a culture of integrity which starts with the “tone at the top”. As set out in its charter, the board relies on and holds senior management accountable for
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implementing and enforcing the board-approved policies, setting the tone at the top as it relates to integrity and culture, status, incentives, talent, and communicating and reinforcing the compliance culture throughout the bank. The board expects the highest level of personal and professional integrity from the CEO, other executive officers and all employees.
The board and its committees oversee the culture of integrity or “tone at the top” established by the CEO and senior management and adopted and reinforced throughout the bank, including compliance with the bank’s policies and procedures for ethical personal, business and market conduct. These policies and procedures include the Code of Conduct and Ethics (the “Code”), the TD Culture Framework, the Conduct Risk Management Policy, and the Anti-Bribery and Anti-Corruption Policy. The corporate governance committee receives regular reports from management discussing the various policies and governance structures that support this important oversight function.
TD continues to be committed to fostering a strong culture of integrity and compliance through the organization. To achieve this, the bank has undertaken initial steps consistent with the principles of accountability embedded in the Culture Framework, including taking full responsibility for the failures of its U.S. AML program, appointing new leaders across the bank’s U.S. operations, overhauling the U.S. AML team and holding members of that team accountable through employment decisions and compensation adjustments.
The corporate governance committee keeps abreast of the latest regulatory requirements, global emerging trends and guidance in corporate governance, and updates the board on corporate governance issues, as necessary. The corporate governance committee also oversees the status and effectiveness of the bank’s conduct risk management program, including receiving reports on any potential conduct risk trends, and provides regular updates to the board.
Code of Conduct and Ethics
The Code applies at all levels of the organization, from major decisions made by the board to day-to-day business transactions. The Code has been filed with securities regulators on www.sedarplus.ca and www.sec.gov, and is also available to shareholders at www.td.com/governance/other_policies.jsp or by contacting TD Shareholder Relations via the contact information on page 140 of this circular.
The Code establishes the standards that govern the way directors and employees deal with each other, as well as with shareholders, customers, governments, regulators, suppliers, competitors, the media and the public at large. Within this framework, all directors, officers and employees are expected to exercise good judgment and be accountable for their actions. All directors and employees are required to review and complete training on the content of the Code and attest to their ongoing compliance with the Code annually.
The corporate governance committee annually reviews the Code and oversees compliance with the Code, including approving, where appropriate, any waiver from the Code to be granted for the benefit of any director or executive officer of the bank. In fiscal 2024, there were no such waivers sought or granted. Compliance with the Code is monitored by management on an ongoing basis and material issues arising under the Code are reported to the corporate governance committee by the human resources department or by the enterprise conduct risk team. An annual report is submitted by the chief human resources officer to the corporate governance committee on the attestation process confirming the completion of Code training and attestation activities. Employees and directors are required to report any suspected violations of the Code immediately to TD and various internal reporting channels are outlined in the Code under “Reporting Violations”. The human resources committee receives a report annually on the impact of risk and control related events, including Code violations on individual compensation and continuing employment of executives. Employees who may be uncomfortable using these internal channels can report possible violations anonymously through the TD Conduct and Ethics Hotline as described under “Internal Controls and Management Information Systems” above in this Schedule A. The audit committee oversees that concerns or complaints relating to questionable accounting, internal accounting controls or auditing matters are resolved in a satisfactory manner.
Insider Trading Policies
Safeguards are in place to monitor personal trading of executive officers and other officers and employees in key positions for insider trading. This monitoring is conducted by trained and experienced compliance officers who have access to records of the bank trading accounts in which these individuals hold securities. All officers and employees covered by the bank’s insider trading policies are required to disclose trading accounts to the bank and ensure that such accounts are maintained in-house or at an approved financial institution. In addition, covered officers and employees (including the named executive officers listed in the Summary Compensation Table under the “2024 Performance and Compensation” section of this circular) are required to pre-clear any securities trade with the bank’s compliance department and are subject to periods when
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trading is restricted. Reporting insiders, as required by law, must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI).
Director Conflict of Interest
Directors may not be eligible to stand for election if they have a potential or actual conflict of interest that is incompatible with service as a director. In addition to their annual questionnaires to determine independence (discussed above), directors have an ongoing obligation to provide the bank with complete information on all entities in which they have a material interest, so that any potential conflicts can be identified. In general, each director is individually responsible for reporting any potential or actual conflict of interest between them and the bank to the corporate governance committee, and for providing the committee with any additional information it may request. The committee will determine an appropriate course of action with respect to any such director. Where a director’s potential or actual conflict of interest is manageable (for example, by the director being absent for certain deliberations of the board), the director may be eligible for election and the corporate governance committee and the applicable director will monitor the conflict. Should a conflict become incompatible with service as a director, the director must offer their resignation.
BOARD COMPOSITION, DIRECTOR NOMINATIONS AND BOARD RENEWAL
Board Size

In considering board size, the board balances the competing goals of keeping the board to a size which facilitates effective discussions, while at the same time offering adequate representation to meet the competency and diversity needs of board and committee work in the context of the bank’s business and operating environment.

The board is required to have at least seven directors under the Bank Act. The exact size of the board is set by directors’ resolution prior to each annual shareholders’ meeting on the recommendation of the corporate governance committee. The board size may be changed by the board from time to time between annual shareholders’ meetings.
Approach and Process

The board strives to be constituted of directors with the right mix of experience, expertise and diverse perspectives to enable the board to carry out its wide-ranging responsibilities. The board balances the need for fresh perspectives with the broad experience needed to oversee a complex, global systemically important banking enterprise.

The bank believes that the board should be comprised of individuals with a broad mix of backgrounds, expertise, experience, age, perspectives and tenure, among other attributes, to enable the board to carry out its complex and wide-ranging responsibilities and to maximize effective oversight and decision-making. As part of this, the board balances the need for fresh perspectives and skills with the need to maintain institutional knowledge and continuity in order to oversee a complex, multi-national banking enterprise. The corporate governance committee recommends to the board for approval criteria for the composition of the board, regularly assesses the board’s succession and renewal plans in light of such criteria, and satisfies itself that the directors of the bank, taken as a whole, have the competencies relevant to the opportunities, risks, culture and ethics, and long-term strategy of the bank. The committee invites suggestions from other directors and management, and it often engages independent consultants to help identify qualified candidates, including those from diverse backgrounds as set out in the Board Diversity Policy. The corporate governance committee chair leads the process and the CEO is included with a number of directors in the interview process. In 2024, the then-COO Mr. Chun also participated in the process. The bank maintains an evergreen list of potential director candidates, which includes candidates from diverse backgrounds as set out in the Board Diversity Policy. The corporate governance committee regularly considers potential candidates even when the board does not have an immediate vacancy and may engage recruitment firms to identify a diverse range of potential candidates.
The corporate governance committee satisfies itself that prospective candidates fully understand the board and its committees, and the contributions expected of individual directors. The corporate governance committee assesses the personal attributes, competencies and experience of each candidate with reference to the director skills matrix described in the “Key Areas of Expertise/Experience” section of this circular to determine that such candidate will be able to make an effective contribution to the work of the board. Upon the recommendation of the corporate governance committee, the board annually recommends the director nominees to shareholders, who may vote separately on each nominee at the annual shareholders’ meeting. In 2024 and early 2025, on the recommendation of the corporate governance committee, the board identified
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five new directors with expertise in global banking, governance, risk management and regulatory compliance to join the board, in addition to the 10 incumbent directors standing for election. Four of five new nominees will stand for election at the meeting and a fifth new director is expected to be appointed to the board subsequent to the meeting. The nominees standing for election at the meeting identified in the “Director Nominees” section of this circular and the fifth individual expected to be appointed subsequent to the meeting identified in the “Expected Future Director Appointment” section of this circular were recommended to the board by the corporate governance committee.
In addition to other avenues for sourcing potential board candidates, from time to time the bank receives and considers unsolicited nominations. Such nominations should be addressed to the corporate governance committee chair at the address provided in the “Shareholder Inquiries” section of this circular. The Corporate Governance Committee Chair will bring to the attention of the corporate governance committee any unsolicited nominations that, in the chair’s opinion, merit consideration by the committee.
Capabilities

The board is composed of members with a broad spectrum of capabilities (e.g., skills, age, education, experience and expertise from a range of industry sectors, geographies and perspectives) that reflect the nature and scope of the bank’s business. All of the directors have significant expertise in executive leadership and corporate governance.

The corporate governance committee uses a matrix of the following skills and experiences to assess the collective skill and experience profile of the director nominees it recommends to the board, taking into consideration the bank’s strategy, opportunities, risk profile and overall operations:

•
Leadership/Strategic planning in a large, complex organization

•
Financial Services

•
Risk Management

•
Human Capital Management/Compensation

•
Audit, Accounting and Finance

•
Capital Markets/Treasury

•
Environmental and Social Sustainability

•
Government/Public Affairs

•
Legal/Regulatory/Compliance

•
Marketing/Consumer/Digital/Data

•
Cybersecurity, Technology Management and Information Security

•
Operational Excellence

On an annual basis, the corporate governance committee reviews the matrix to confirm that it continues to reflect the most relevant skill and experience capabilities that the board needs to address its many responsibilities and the long-term strategy of the bank. Directors annually self-assess their skills and experiences against the above listed capabilities required by the board to discharge its responsibilities. New this year, the bank has enhanced its disclosure to include the definitions of the skills and experience set out above in the skills matrix that directors review when selecting their competencies. See “Key Areas of Expertise/Experience” under the “Director Nominees” section of this circular beginning on page 24 above for more details.
The board also actively recruited five new directors with expertise in global banking, governance, risk management and regulatory compliance to join the board in 2025 and strengthen its oversight capabilities. In the preceding three fiscal years, the bank onboarded seven independent directors with legal, financial, banking and capital markets, technology, and data expertise. In the U.S., the bank also added new independent directors to its subsidiary boards to strengthen their oversight of U.S. operations, bringing expertise in the areas of technology and regulatory oversight.
The board recognizes and embraces the benefits of diversity in its membership as a competitive advantage, as it brings the necessary capabilities to support the work of the board. In support of the bank’s Corporate Governance Guideline and associated policies (including the bank’s Board Diversity Policy) relating to the representation of women and other diverse groups, the board has established an aspirational goal that women and men each comprise at least 30% to 40% of the board’s directors. To implement such policies and measure its progress, the board undertakes an annual self-evaluation process, which includes an assessment of the board’s mix of members, skills, experience, and other characteristics. This year, women comprise 43% (6 of 14) of all director nominees. In addition, 57% (8 of 14) of all director nominees voluntarily self-identified as a visible minority, an Indigenous person, 2SLGBTQ2+, or a person with disability. This includes 43% (6 of 14) who self-identified as a visible minority or an Indigenous person.
The bank’s director nominees possess the right combination of skills, expertise, characteristics and experiences needed to oversee the bank’s strategies and priorities, including for its transition to net zero and risk oversight functions.
Each director nominee’s key competencies are listed in the charts under the “Director Nominees” section of this circular.
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The bank also aspires to have a senior management team that brings a range of capabilities, including an aspirational goal to reach 45% representation of women in roles titled vice president and above in Canada by 2025. When making senior management appointments, the bank considers all characteristics, skills and experiences that contribute to the candidate’s capabilities. The bank invests significant resources in talent development initiatives to support the development and advancement of all of its employees. At October 31, 2024, women comprised 42.7% of all roles titled vice president and above in Canada and 38.5% of the bank’s SET members. All of the bank’s SET members speak fluent English and two speak fluent French. Other languages spoken by one or more of the bank’s SET members include Cantonese, Hindi, Korean, Russian and Spanish. Combined Black, Indigenous and minority representation in VP+ executive roles in Canada was 29.1%. All talent decisions are part of the Bank’s talent management standards and policies, requiring decisions on talent development, promotions and appointments to be based on capability and hiring the most qualified talent into every role. Additional information about the bank’s progress to a workforce that has the skills and experiences necessary to deliver the bank’s strategy will be included in the bank’s 2024 Sustainability Report, scheduled for release in March 2025.
Proxy Access Policy
Under the bank’s proxy access policy, qualifying shareholders may submit one or more director nominations to be included in the bank’s proxy circular, form of proxy and ballot for the annual shareholders’ meeting. The key elements of this policy are that: (a) nominating shareholder(s) must collectively meet an ownership threshold of 5% of the common shares of the bank; (b) common shares equal to the minimum ownership threshold must have been held by the nominating shareholder, or each member of the group, continuously for at least three years and the nominating shareholder(s) must have full voting and economic rights in the shares; (c) the nominating shareholder group may not be larger than 20 shareholders, with funds under common management generally counting as one shareholder; and (d) the number of proxy access nominees in the proxy circular for a shareholders’ meeting may not exceed 20% of the board’s size.
The bank will include the names of the person(s) nominated by shareholders in its proxy circular in a manner that clearly sets out the choices available to shareholders and the board’s recommendations. The names of the proxy access nominees will also be included in the bank’s form of proxy and ballot, on the same or next page as the nominees recommended by the board, separated and labeled with the board’s recommendation. In addition, the bank will include a statement by the nominating shareholder(s) in the proxy circular in support of the election of the proxy access nominees of up to 500 words, plus biographical information about the proxy access nominees required to be included in the proxy circular.
The ownership threshold of 5% of common shares of the bank that is contained in the bank’s proxy access policy is the minimum threshold currently permitted by the Bank Act. The bank will revisit this 5% threshold with a view to reducing it to 3% if and when the Bank Act is amended to permit such lower threshold.
Assessments
The board annually evaluates the effectiveness of the board and its chair, its committees and their chairs, individual directors, and the CEO.
The corporate governance committee is responsible for establishing an effective evaluation process and engages the expertise of an independent consultant to assist in the design of the feedback surveys and to facilitate the review and consultation process. The board’s approach to the feedback process is meant to be constructive and to assist the corporate governance committee in determining whether the right programs are in place for continuously improving directors’ functioning and effectiveness. To provide a 360° view, in the case of the assessment of the board, the Board Chair and the CEO, senior executive management members are asked to participate in the feedback process. The chart below outlines the feedback process.
Annual Assessments	Participants	Process
Review of survey questions	Corporate governance committee	• Members of the corporate governance committee review the proposed survey questions to ensure that the survey remains relevant and canvasses important issues for board oversight.
Board feedback	All directors and select executives
•
Participants complete a comprehensive feedback survey on board effectiveness and performance.

•
Feedback is sought on a variety of matters, including what the board could do differently, what the board’s priorities should be in the coming year, execution of the bank’s strategy, oversight of the bank’s risk appetite, and overall effectiveness of communications between the

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Annual Assessments	Participants	Process

board and senior management.
•
Responses are submitted to an independent consultant on a confidential basis. The consultant consolidates and reviews the results with the Board Chair to identify key themes and possible actions.

•
•
The Board Chair leads a discussion with the corporate governance committee to review the feedback report prepared by the independent consultant and propose board priorities for the coming year to address any development opportunities highlighted by the survey results.

•
The Board Chair then leads a discussion with the board on the results and proposed priorities of the board for the coming year, including whether any changes to the structure or composition of the board or its committees may be appropriate. The board priorities for the coming year are then approved by the board.

Individual director feedback	All directors
•
The Board Chair has one-on-one discussions with each director.

•
The Board Chair first meets with each director to obtain self-assessment input and to receive feedback about the performance and any development needs of the board, its committees and other directors.

•
The Board Chair then meets with each director to provide individual feedback.

Committees and committee chairs feedback	All committee members and select executives
•
Participants complete an assessment survey on the effectiveness and performance of the committees on which they sit and the chairs of those committees.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with each committee chair.

•
Each committee holds an effectiveness self-assessment session to share views and set objectives to respond to any development opportunities identified in the survey results, and then reviews the results and committee-approved objectives with the board. The senior executive(s) supporting each committee are invited to participate in a portion of the session.

Board Chair feedback	All directors and select executives
•
As part of a comprehensive board feedback survey, participants are asked to assess and comment on the Board Chair’s performance.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•
The chair of the human resources committee leads an in-camera discussion with the board (with the Board Chair absent) and meets with the Board Chair to provide feedback and develop objectives for the coming year.

•
These objectives are reviewed and recommended by the corporate governance committee and approved by the board.

Chief Executive Officer feedback	All directors and select executives
•
As part of the annual board feedback survey, participants are asked to assess and comment on the CEO’s performance. To aid in this assessment, all directors receive a copy of the CEO’s self-assessment of performance against the corporate goals and objectives agreed to by the CEO and the board at the beginning of the year.

•
Responses are submitted to the independent consultant on a confidential basis. The consultant consolidates and reviews the results with the Board Chair and the chair of the human resources committee to identify key themes and possible objectives for the coming year.

•
The Board Chair, together with the chair of the human resources committee, leads an in-camera discussion of the results with the human resources committee and then with the board (with the CEO absent), and meets with the CEO to provide feedback.

•
The CEO’s corporate goals and objectives, which include performance indicators and key milestones relevant to the CEO’s compensation, are reviewed and recommended by the human resources committee and approved by the board.

Throughout the year, the corporate governance committee monitors the implementation of the action plans addressing the board priorities and each committee monitors its own activities to address the development opportunities it has identified through the assessment. The corporate governance committee also monitors the implementation of action plans by the Board Chair and the board’s committees in light of their respective
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objectives. Input from the board feedback process is also taken into account when considering the director nominees to be recommended for election at the annual shareholders’ meeting.
The corporate governance committee identifies any recurring themes across committees and oversees the continued improvement in board and committee processes for agenda time management, presentations and continuing education opportunities.
Term Limits Policy

The board’s term limits policy, combined with director independence assessments and the board evaluation process, assist the board in identifying effective and independent-minded directors to nominate for election or appointment, and in conducting succession planning which balances the goal of bringing new perspectives and diversity of capabilities to the board with an appropriate degree of continuity and adequate opportunity for the transition of board roles and responsibilities. Effective January 2025, the board amended its existing 10-year director term limit policy by reducing the discretionary possible extension from five to two years, which extensions are only granted when determined to be in the best interests of the bank.

Historically, the bank’s Corporate Governance Guideline provided that directors could serve on the board for up to 10 years, subject to receiving solid annual performance assessments and being annually re-elected by shareholders, and subject to the board’s ability to approve a term extension for up to a further five years or waive the term limit, which extensions or waivers were only exercised if determined to be in the best interests of the bank. This historical term limit policy was and is in line with industry standards and practice, including the bank’s peers.
In connection with the bank’s special, robust corporate governance review initiated in 2024 and in furtherance of the bank’s commitment to continued improvement of its corporate governance practices, the bank determined to amend its Corporate Governance Guideline to reduce the length of the possible term extension from five years to two years. Under the amended Corporate Governance Guideline effective January 2025, directors may serve on the board for up to 10 years, subject to receiving solid annual performance assessments and being annually re-elected by shareholders, and subject to the board’s ability to approve a term extension for up to a further two years, which extension may only be exercised if determined to be in the best interests of the bank and if recommended by the corporate governance committee. The board may also, on recommendation of the corporate governance committee, waive the term limits for the directors, the Board Chair and the committee chairs if it is in the best interest of the bank to do so. In addition, the Board Chair may serve a five-year term after initial appointment as Board Chair, regardless of the number of years served as a director.
This revised term limit policy is leading edge as compared with industry standards and practice, including the bank’s peers.
Pursuant to the Bank Act, the CEO of the bank is required to serve on the board for so long as they hold such office.
Other Considerations

All directors are expected to meet high ethical and fiduciary standards, apply sound judgment, be knowledgeable, inquisitive and ready to engage in constructive challenge about the issues facing the bank, and be committed to the board and the bank.

The composition of the board must meet Bank Act residence and affiliation requirements and all directors must meet the qualifications for directors set out in the Position Description for Directors (www.td.com/governance/charters.jsp). Non-management directors are expected to meet the standards for independence from management established pursuant to the Director Independence Policy.
The corporate governance committee also considers each nominee’s ability to make a contribution to the board, including whether they can devote sufficient time and resources to their duties as a board member. Directors must be committed to attendance at board and committee meetings, and to full preparation for and participation in such meetings. If a director attends fewer than 75% of meetings of the board and each committee on which the director serves during the fiscal year, the corporate governance committee will inquire into the situation and take steps to work with the director to improve attendance. Attendance is taken into consideration in the nomination process.
Board Succession Planning
The board and the corporate governance committee develop and review board succession planning and director recruitment processes to guide the long-term strategy and ongoing business operations of the bank,
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including annually reviewing the composition of the board against the director skills matrix described in the “Key Areas of Expertise/Experience” section of this circular applicable to potential candidates for nomination for the board, as well as serving directors. The corporate governance committee leads the implementation of such processes.
As part of its 2024 corporate governance review, evaluation and refresh project, the board determined to pursue board refreshment and actively recruited five new directors to join the board in 2025 with expertise in global banking, governance, risk management and regulatory compliance, in addition to the 10 incumbent directors standing for election. The bank’s proposed board nominees represent a broad range of age diversity, ranging from 47 to 69 years. This year’s director nominees have served from zero to approximately 11 years, with 11 board members (79%) being within their first three years of service and the average tenure of the board being approximately 2.2 years.
Election of Directors and Majority Voting Policy
The bank’s Majority Voting Policy states that, if a director nominee in an uncontested election fails to receive, from the common shares voted at the meeting or by proxy, a greater number of shares voted in favour of their election than are withheld from voting (i.e., the nominee is not elected by at least a majority of 50% + 1 vote), they must immediately tender their resignation to the Board Chair. The corporate governance committee and the board will expeditiously consider the director’s offer to resign. The board will accept the resignation offer unless there are exceptional circumstances, and the resignation will take effect as soon as the board accepts it. The board must make its final determination within 90 days of the relevant shareholders’ meeting and promptly announce that decision (including, if applicable, the reasons for rejecting the resignation) through a news release. Any director who tenders their resignation pursuant to this policy will not participate in any deliberations on the resignation offer by the corporate governance committee or board. In the event any director fails to tender their resignation in accordance with this policy, the board will not re-nominate the director. The board is not limited in any action it may take if a director’s resignation is accepted, including appointing a new director to fill the vacancy. This policy does not apply to a contested election of directors, that is, where the number of nominees, including proxy access nominees, exceeds the number of directors to be elected.
COMPENSATION GOVERNANCE
Director Compensation
The corporate governance committee reviews director compensation to satisfy itself that it is appropriate within the market and aligns directors’ and shareholders’ interests. The board determines the amount and form of director compensation based on the corporate governance committee’s recommendation. Further information on director compensation can be found in the “Director Compensation” section of this circular.
Executive Compensation

The objective of the bank’s executive compensation strategy is to attract, retain and motivate high-performing executives to create sustainable value over the long-term. The bank’s executive compensation program is overseen by the board and its HRC and is fully described in the “Approach to Executive Compensation” section of this circular.

The human resources committee, with the benefit of advice from its independent advisor, Hugessen, reviews and approves, or recommends to the board for approval, the salary, annual cash incentive, and equity compensation awards for certain executive officers. These include the named executive officers listed in the Summary Compensation Table in the “2024 Performance and Compensation” section of this circular, other members of the senior executive team, heads of control functions, and the 50 highest-paid employees across the bank. The human resources committee also approves aggregate compensation awards under all executive compensation and equity plans, and has oversight accountability for all material employee compensation plans. The human resources committee also reviewed the executive compensation disclosure in this circular before it was approved by the board. The bank has adopted certain policies and processes that align with best practices such that risk is appropriately considered in compensation plans, including:
•
at year end, the CRO presents an enterprise risk appetite scorecard to the risk and human resources committees to allow for appropriate consideration of risk when determining the amount of compensation to be awarded and whether any adjustments to maturing deferred compensation are appropriate;

•
any material changes to the plan design for material compensation plans must be reviewed and endorsed by a challenge committee and subsequently by the CRO to confirm that the design does not create an incentive for risk-taking beyond the bank’s risk appetite;

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•
all bank executives and all TD Securities employees are evaluated on governance, control, and risk management behaviours as part of the annual performance assessment process. Results from this assessment are considered when year-end performance and compensation decisions are made;

•
the human resources committee has discretion to reduce annual incentive awards (including cash and equity based incentives) to zero under all executive plans;

•
the human resources committee has discretion to reduce or cancel unvested deferred compensation;

•
a clawback feature that can be triggered by misconduct, a restatement of financial results, or a material error is included in all executive compensation plans; in addition, all equity awards granted after December 1, 2017 are subject to expanded clawback provisions that allow for clawback in the event of misconduct, and a new incentive compensation clawback policy was implemented in October 2023 in compliance with the New York Stock Exchange Listed Company Manual;

•
a significant portion of compensation for all executives is awarded as equity which vests after a minimum of three years; and

•
share ownership requirements including post-retirement holding requirements for the most senior executives, including two years post-retirement for the CEO and one year for the other named executive officers.

Information on the human resources committee’s independent advisor can be found in the “Independent Advisors” section of the “Report of the Human Resources Committee”.
As part of its commitment to accountability, TD, supported by external advisors, completed a comprehensive review to identify and assess individuals accountable for the U.S. AML failures and determine appropriate performance management and compensation impacts.
In addition, significant steps were taken to align executive compensation with performance and reflect the seriousness of the AML failures in the U.S., the associated costs to the bank, and the limitations imposed on the U.S. retail business. In total, 41 executives, including many who are no longer with the bank, received reductions to their variable compensation, totaling $30,000,000 during 2023 and 2024, including those with leadership responsibility for front line operations, control functions, and internal audit, as well as the outgoing CEO and the SET. Although the executive team members that remain with the bank are not and were not directly accountable or responsible for the AML teams, SET members’ compensation was reduced to align the bank’s performance as described in the “Human Resources Committee Letter to Shareholders”, the “Report of the Human Resources Committees” and the “Compensation Discussion and Analysis” sections above.
CEO Compensation
The board annually assesses the CEO’s performance against pre-defined corporate goals and objectives. With the benefit of advice from its independent advisor, the human resources committee recommends the CEO’s salary, annual cash incentive and equity compensation to the board for approval. The CEO’s evaluation includes the results of a comprehensive 360° assessment process that incorporates feedback from all board and SET members. The assessment includes consideration of performance against the goals and short- and medium-term objectives agreed to by the CEO and the board at the beginning of the year, as well as performance of the bank on a scorecard of key performance metrics, including financial, operational, customer experience, risk, colleague and sustainability objectives. When determining the compensation for the CEO in respect of fiscal 2024, the committee considered the impact of the AML matter that occurred during Mr. Masrani’s tenure as CEO. After consideration of various factors, the committee recommended to the board, and the board approved no cash or equity incentive awarded in respect of fiscal 2024. This resulted in Mr. Masrani’s 2024 total direct compensation being reduced by 89% from $13,271,000 in 2023 to $1,500,000 in 2024. This is in addition to the $1,000,000 reduction made in 2023. For a detailed analysis of the CEO’s compensation in fiscal 2024, see the “CEO Compensation” section of this circular.
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BOARD COMMITTEES

The board has five committees: audit, corporate governance, human resources, risk, and remediation. More information on these committees can be found above in “Report of the Human Resources Committee” and below in the “Reports of the Board of Directors and Committees” sections of this Schedule A.

In connection with its board renewal and assuming each of the director nominees is elected at the meeting, the bank will be changing the chairs of the corporate governance, human resources and risk committees; has established a dedicated remediation committee to oversee regulatory remediation efforts, the composition of which is also being refreshed (including with a new chair); and implemented other enhancements to its governance policies and practices throughout the bank, as discussed throughout this circular. Effective as of April 10, 2025, and assuming the election or re-election of the bank’s director nominees at the meeting, the board committees will be constituted as follows:
Committee	Members
Audit	• Nancy G. Tower (chair) • Elio R. Luongo • Nathalie Palladitcheff • S. Jane Rowe • Mary A. Winston • Paul C. Wirth
Corporate governance	• Cherie L. Brant (chair) • Alan N. MacGibbon • John B. MacIntyre • Keith G. Martell • S. Jane Rowe • Nancy G. Tower • Paul C. Wirth
Human resources(1)	• John B. MacIntyre (chair) • Ayman Antoun • Nathalie Palladitcheff • Ajay K. Virmani
Risk	• Keith G. Martell (chair) • Ana Arsov • Ayman Antoun • Cherie L. Brant • Elio R. Luongo • Nancy G. Tower • Ajay K. Virmani
Remediation(1)	• S. Jane Rowe (chair) • Ana Arsov • John B. MacIntyre • Keith G. Martell • Nancy G. Tower

(1)
Frank J. Pearn is expected to join the human resources and remediation committees following his appointment to the board on or about August 25, 2025.

The board fulfills its role directly and through committees to which it delegates certain responsibilities. The composition requirements for each of the board’s committees are set out in their respective charters. The board approves the composition of each committee on the recommendation of the corporate governance committee, and can remove members. In recommending membership on committees, the corporate governance committee constitutes each committee with directors with the right mix of experience, expertise and diverse perspectives to enable the committee to carry out its responsibilities. Each independent director should serve on at least one committee each year. Each committee may conduct all or part of any meeting in the absence of management and conducts an in-camera session of independent directors at each meeting. In camera sessions are also held with key risk and control officers to enable unfettered access to the board. For example, the audit committee meets on its own as well as separately with each of the CEO, Chief Financial Officer, General Counsel, Chief Auditor, Chief Risk Officer, Chief Compliance Officer, Chief Anti-Money Laundering Officer and shareholders’ auditor at each of its regularly scheduled quarterly meetings.
Each committee reviews its charters annually to satisfy itself that it is operating effectively. Each committee establishes annual objectives as a focus for its core responsibilities and activities and to help prioritize the
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committee’s time and effort throughout the year. The committees measure progress against their objectives throughout the year. The charter for each committee is available at www.td.com/governance/charters.jsp.
REPORTS OF THE BOARD OF DIRECTORS AND COMMITTEES
The board and its committees regularly review the bank’s governance policies and procedures to be sure they meet or exceed evolving regulatory and market expectations. The reports of the board and its committees below are all as at October 31, 2024, unless otherwise noted. As part of undertaking the various activities outlined in those reports, members of the board and its committees are inquisitive and engage in active challenge and oversight.
Following the global resolution of the regulatory investigations into the bank’s U.S. BSA/AML program, and consistent with the resolution commitments, and also in response to the bank’s review, evaluation and refreshment of its corporate governance policies, procedures and practices, the board has implemented a number of changes to the corporate governance practices of the board and its committees, including establishing a plan for the execution of the U.S. AML resolution commitments, and the establishment of a new remediation committee with a mandate to provide oversight to the bank’s and its subsidiaries’ compliance with regulatory enforcement related orders and agreements. Further details regarding such changes made to the board and the committees can be found in the reports of the board and its committees that follow and in the “Human Resources Committee Letter to Shareholders” above.
REPORT OF THE BOARD OF DIRECTORS
Independence Assuming the election of the bank’s director nominees at the meeting, the 14-member board will be composed of 13 independent directors (93% independence)	Meetings 25 during fiscal 2024 (nine regular meetings, seven special meetings and nine information update meetings)	Performance The board reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2024
The board’s activities are conducted in accordance with the responsibilities set out in the board’s charter (see “Board Mandate” in this Schedule A for details). The board is pleased to report that it has successfully fulfilled its responsibilities in fiscal 2024 and has overseen several initiatives to enhance oversight, governance and accountability throughout the organization.
Past Year Highlights and Actions Taken
The board of directors oversaw a period of challenge and significant change in 2024, remaining focused throughout on accountability, the renewal of leadership and governance to ensure a strong foundation for future progress and sustainable success. In 2024, the board was focused on the following areas of strategic importance:
✓
Overseeing resolution and remediation efforts in keeping with the highest standards of accountability.   This included: overseeing and approving final terms and disclosure of a global resolution to the AML matter; considering executive compensation in connection with the AML issues and their resolution; overseeing renewal of the bank’s investment in talent and technology in the areas of AML and risk control to reflect the bank’s commitment to the highest standards; approving the establishment of a dedicated remediation committee of the board; and overseeing the development and approval of an enhanced risk management framework, including additional risk appetite metrics.

✓
Leading a robust governance renewal process.   This included: amendments to the board’s 10-year director term limit policy to reduce the length of the possible term extension from five to two years; overseeing the retirement of five long-tenured directors; recruiting five new directors with expertise in global banking, governance, risk management and regulatory compliance; approving the reconstitution of all of the board’s standing committees as outlined below, including new chairs for the corporate governance, human resources and risk committees to bring fresh perspectives and expertise to each committee, balanced with the need to maintain continuity; and establishing a dedicated remediation committee to oversee and direct the bank’s efforts in this crucial area, ensuring clear accountability and measurable targets, the composition of which is also being refreshed (including with a new chair).

✓
Overseeing a CEO succession process aimed at enabling change and progress.   This process involved considering the best internal and external strategic candidates, with the support of external consultants, and ultimately selecting a new CEO effective February 1, 2025 who possesses both deep experience at the bank as well as a demonstrable commitment to renewal. With the board’s support, Mr. Raymond Chun is undertaking a comprehensive strategy review and working toward aligning a

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renewed culture of accountability with a focus on operational excellence and customer-centricity, while also beginning to drive decisions around long-term growth and capital allocation that has put the bank on a path toward sustainable success.
✓
Rebuilding transparency and trust with the bank’s shareholders and key stakeholders.   In 2024, the Board Chair, along with the human resources committee chair and various other directors, held over 50 engagement sessions with key stakeholders, including more than 30 institutional investors to receive feedback on a wide variety of topics, including relating to E&S matters (including the bank’s transition to net zero), governance, compensation, the AML remediation, executive succession planning, culture and board refreshment. In November 2024 alone, the Board Chair and several directors held engagement sessions with more than 20 institutional shareholders. As part of these engagement sessions with shareholders and other stakeholders, directors received feedback and perspectives on topics including AML remediation, board renewal, executive compensation and CEO transition. On January 17, 2025, the bank issued a news release addressing these topics and subsequently engaged with shareholders for feedback. The response was largely positive, with shareholders appreciating the board renewal, executive compensation and accountability, and accelerated CEO transition. In late January 2025, the Board Chair and several directors held engagement sessions with leading proxy and governance advisory firms to receive further feedback on its oversight and governance functions. The Board Chair and certain committee chairs also regularly engage with the bank’s Canadian and U.S. regulators to receive feedback on important strategic, governance, AML and risk management and compensation matters (as applicable), all with a view to rebuilding stakeholder trust and confidence. The bank intends to continue such engagement in 2025, including hosting an Investor Day in the second half of 2025.

✓
Refreshing committee composition to leverage expertise and enhance oversight.   In connection with the bank’s significant refreshment of the board of directors outlined above, and assuming the election or re-election, as applicable, of each of the bank’s director nominees at the meeting, the board has approved reconstituting the composition of each of its audit, human resources, corporate governance and risk committees. This work included appointing new chairs for each of the human resources, corporate governance and risk committees and refreshing the overall composition of each of these committees with new directors. The board balanced this refreshment with the need to maintain continuity in order to enable the committees to carry out their respective mandates. This refreshment exercise ensures that the unique skills and experiences of the directors are leveraged in the appropriate functions of the board’s committees. The board also established a dedicated remediation committee of the board to oversee the bank’s regulatory enforcement matters program, the composition of which is also being refreshed (including with a new chair).

Main Responsibilities	Actions Taken
Strategy and Strategic Planning
•
Reviewed, challenged and approved the bank’s Fiscal 2025 Integrated Plan, including the current financial, capital and liquidity plans, which may change resulting from the comprehensive strategic review mentioned below.

•
Evaluated and monitored the top and emerging risks, including financial crime risk, AML remediation execution risk, people risk, insider risk, emerging technologies, cybersecurity and geopolitical dynamics, and the programs implemented to manage them.

•
Reviewed the bank’s data, digital, technology and cybersecurity strategy and programs, including the use of generative AI and oversaw enhancements to the bank’s fraud prevention capabilities to meet emerging threats with investments in transaction monitoring and near real time ID proofing data.

•
Considered the implications of the evolving political and regulatory environment for each segment strategy, as well as the workplace and operating environment, and the competitive landscape.

•
Oversaw the bank’s incoming Group President and CEO in the planning for a comprehensive strategic review that is now ongoing and focused on identifying areas of strength and opportunities for improvement, aligning cultural transformation with strategic goals, and guiding leaders to focus on efficiencies, enhancing customer experience, and aligning investments with key strategic priorities.

•
Reviewed progress related to the bank’s Sustainable & Decarbonization Finance Target and the Social Strategy and the relating disclosures.

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Main Responsibilities	Actions Taken
Oversight of Global Resolution of AML Investigations & Remediation
•
Received regular and ad-hoc comprehensive briefings from management and external advisors regarding legal and regulatory developments relating to the investigations by U.S. regulators and the Department of Justice into the bank’s U.S. BSA/AML program.

•
Considered updates from management on the bank’s operational readiness to address potential impacts resulting from the global resolution of the U.S. AML investigations.

•
Oversaw regular updates from the chair of the U.S. BSA/AML compliance committee on the progress of the remediation of the U.S. BSA/AML program to meet regulatory expectations, including investments in technology and talent.

•
Reviewed and approved provisions in the second and third quarters to reflect the bank’s estimate of anticipated monetary penalties relating to the investigations of the bank’s U.S. BSA/AML program upon the recommendation of the audit committees of the bank and the bank’s U.S. subsidiaries and the associated disclosure of anticipated monetary penalties and potential non-monetary penalties.

•
Approved the final terms of the global resolution of the investigations into the bank’s U.S. AML matters, and the disclosure of the global resolution.

•
Approved the establishment of a new remediation committee of the board to oversee compliance and implementation of sustainable corrective actions by the bank and its subsidiaries, aligned with requirements of the resolution commitments.

•
Evaluated regular updates from the chair of the TD Bank US Holding Company (TDBUSH) BSA/AML committee (renamed compliance committee) about the progress of the remediation of the U.S. BSA/AML program across all three lines of defense.

Risk Management
•
Oversaw the enhancements to the bank’s overall risk management framework and approved the bank’s risk appetite statement upon the recommendation of the risk committee, and monitored adherence with the risk appetite statement.

•
Held regular briefings by the Chief Risk Officer on the bank’s enterprise Risk Dashboard and considered impacts of the terms of the global resolution of the U.S. AML investigations on the bank.

•
Reviewed the bank’s enterprise-wide stress testing program and its output, including predicted impact of the stress scenarios and the global resolution of the U.S. AML investigations on the bank’s capital and earnings.

•
Reviewed the bank’s cybersecurity program, received cyber security updates from management, including monitoring the heightened cyber landscape and the bank’s enhancements to its threat readiness and operational resilience program.

•
Received and considered regular reporting from the corporate governance committee on oversight of the bank’s conduct risk and Canada’s consumer protection program.

•
Reviewed and approved various enhancements to the bank’s corporate governance policies and practices to provide enhanced oversight and accountability across the enterprise.

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Main Responsibilities	Actions Taken
CEO Succession
•
Received and discussed regular reporting from the human resources committee on the bank’s ongoing CEO succession planning process, including the internal and external market candidate identification, review and assessment processes.

•
Received reports from, and engaged with, the bank’s independent external consultants regarding potential candidates and candidate assessments.

•
Evaluated the CEO candidates and, in particular, their alignment to the bank’s current and long-term strategy.

•
Approved the appointment of Mr. Chun as Chief Operating Officer effective November 1, 2024, and to succeed Mr. Masrani as Group President and CEO effective February 1, 2025, upon the unanimous recommendation of the human resources committee, and following engagement by the entire board on the succession planning process.

Succession Planning and Talent Development
•
Reviewed, assessed and approved the appointment of a refreshed Senior Executive Team (SET) following the selection of a CEO successor.

•
Considered the results of the bank’s annual succession planning process and enhanced talent strategy, including the work on domain expertise and critical role identification.

•
Engaged in discussions on the bank’s enterprise culture oversight program, including refinements resulting from the U.S. AML investigations.

•
Reviewed and considered reports on colleague engagement and development, including updates on the bank’s talent impacts and people risk.

•
Received reports and engaged in discussion with executives from each of the bank’s primary business segments covering talent acquisition, retention and diversity representation.

Financial Reporting
•
Approved the bank’s interim and annual consolidated financial statements, management’s discussion and analysis, and the earnings news releases on quarterly and annual results on the recommendation of the audit committee.

Operations
•
Considered the key risks facing the bank’s various businesses and regularly evaluated plans and progress to address and mitigate critical operational risks with management.

•
Focused on the continued progress of initiatives to: (i) reduce costs and manage expenses in a sustainable manner while making necessary investments in risk and control; and (ii) to achieve enhanced customer experiences and greater operational and project delivery excellence.

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Main Responsibilities	Actions Taken
Board Succession and Refreshment
•
Oversaw the identification of, and approved, on the recommendation of the corporate governance committee, the selection of five new directors with expertise in global banking, governance, risk management and regulatory compliance to join the board in 2025, along with the retirement of five long-tenured directors from the board, resulting in a board with a refreshed complement of skills, expertise and experiences to oversee the bank.

•
Appointed Mr. Keith Martell, Mr. John MacIntyre, Ms. Jane Rowe and Ms. Nancy Tower as members of the new remediation committee effective December 5, 2024.

•
Oversaw and approved, on the recommendation of the corporate governance committee, the refresh of the composition of each of the board’s committees including the addition of new directors and having regard to skills, capacity and a balance of continuity and renewal.

•
Oversaw and approved, on the recommendation of the corporate governance committee, the appointment of Mr. John MacIntyre as chair of the human resources committee, Mr. Keith Martel as chair of the risk committee, Ms. Cherie Brant as chair of the corporate governance committee and Ms. Jane Rowe as chair of the remediation committee, all to become effective April 10, 2025 assuming their re-election at the meeting.

Governance Enhancements
•
Received reports on a corporate governance refresh project and considered recommendations of related enhancements and amendments.

•
Approved amendments to the Corporate Governance Guideline to introduce a reduced two-year possible extension period to the 10-year director term limit.

•
In fiscal 2024, the Board Chair, along with the human resources committee chair, held engagement sessions with more than 25 institutional shareholders to receive feedback on a wide variety of topics, including relating to E&S matters (including the bank’s transition to net zero), governance, compensation, the AML remediation, executive succession planning, culture and board refreshment. In November 2024, the Board Chair and several directors held engagement sessions with more than 20 institutional shareholders.

•
In January 2025, the Board Chair and several directors held engagement sessions with leading proxy and governance advisory firms to receive further feedback on its oversight and governance functions.

•
The Board Chair also regularly engaged with the bank’s Canadian and U.S. regulators, to receive feedback on important strategic, governance, AML and risk management and compensation matters (as applicable). The bank intends to continue such engagement in 2025, including hosting an Investor Day in the second half of 2025.

The reports of the board’s committees, outlining their key charter responsibilities and highlighting their key activities and accomplishments for fiscal 2024, are provided in this circular. Detailed disclosure of the bank’s corporate governance policies and practices are set out above in this Schedule A. Additional information relating to corporate governance at the bank is also available at www.td.com/governance.
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REPORT OF THE CORPORATE GOVERNANCE COMMITTEE
Committee Members (at fiscal year-end)
Alan N. MacGibbon (chair); Amy W. Brinkley; Claude Mongeau; and Nancy G. Tower
Committee Members (at April 10, 2025)
Assuming the election or re-election of the bank’s director nominees at the meeting, the corporate governance committee as at April 10, 2025 is expected to be reconstituted as follows:
Cherie L. Brant (chair); Alan N. MacGibbon; John B. MacIntyre; Keith G. Martell; S. Jane Rowe; Nancy G. Tower; and Paul C. Wirth
Independence The committee is composed entirely of independent directors	Meetings Eight during fiscal 2024	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2024
Responsibilities
The corporate governance committee is responsible for fostering a healthy governance culture at the bank and for developing and enhancing the bank’s corporate governance practices and standards. The committee’s main responsibilities, as set out in its charter, include:

✓
identifying individuals qualified to become board members, recommending to the board the director nominees for the next annual shareholders’ meeting, and recommending candidates to fill vacancies on the board that occur between meetings of shareholders;

✓
developing and recommending to the board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the bank;

✓
satisfying itself that the bank communicates effectively, both proactively and responsively, with its shareholders, other interested parties and the public;

✓
overseeing the bank’s alignment with its purpose and its strategy, performance and reporting on corporate responsibility for sustainability matters;

✓
overseeing subsidiary governance for the bank enterprise-wide;

✓
providing oversight of enterprise-wide conduct risk and enterprise-wide complaints, and acting as the conduct review committee of the bank and certain of its Canadian subsidiaries that are federally-regulated financial institutions;

✓
overseeing the establishment and maintenance of policies in respect of the bank’s compliance with the consumer protection provisions of the Financial Consumer Protection Framework (FCPF); and

✓
overseeing the evaluation of the board and committees.

The committee meets regularly without management present, and separately with the General Counsel and with the Chief Compliance Officer.
Past Year Highlights and Actions Taken
The committee undertook a series of actions this year in carrying out its mandate and in response to the renewal demanded by the bank’s AML failures. The committee amended its term-limit policy; oversaw the retirement of five long-tenured directors; identified five new directors with expertise in global banking, governance, risk management and regulatory compliance to join the board in 2025; recommended the refresh of the composition of each of the board’s committees including the addition of new directors and the appointment of new chairs for each of the human resources, corporate governance and risk committees; and established a new dedicated remediation committee to oversee the bank’s remediation efforts associated with regulatory enforcement orders and ensure clear accountability and measurable progress, the composition of which is also being refreshed (including with a new chair). This comprehensive and strategic set of actions is aimed at continuous renewal of corporate governance and enhancing the ability of the board to oversee the bank’s strategic priorities, including its remediation efforts.
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Main Responsibilities	Actions Taken
Board and Committee Composition
•
Reviewed the director skills/experience matrix, and approved enhanced disclosure of that matrix in this circular, to ensure that it continues to reflect the most relevant skills, experiences and competencies for directors, aligned with the bank’s strategy and risk profile.

•
Continued to oversee board succession and expand the candidate pipeline for the bank’s board, including overseeing the identification of, and recommended to the board the approval of, the identification of five new directors with expertise in global banking, governance, risk management and regulatory compliance to join the board in 2025, along with the retirement of five long-tenured directors from the board, resulting in a refreshed board and board committees with the right complement of skills, expertise and experiences to oversee the bank going forward.

•
Recommended the refresh of the composition of each of the board’s committees including the addition of new directors and having regard to skills, capacity and a balance of continuity and renewal.

•
Recommended the establishment of the remediation committee to oversee the bank’s regulatory enforcement remediation.

•
Recommended that the board appoint Mr. John MacIntyre as chair of the human resources committee, Mr. Keith Martell as chair of the risk committee, Ms. Cherie Brant as chair of the corporate governance committee and Ms. Jane Rowe as chair of the remediation committee, all to become effective April 10, 2025, assuming their re-election at the meeting.

•
Oversaw orientation and continuing education of directors, including a comprehensive orientation process for the bank’s new directors, identifying appropriate training sessions for directors, and updating director training materials.

•
Oversaw and recommended to the board several enhancements to the bank’s corporate governance policies and practices, including amendments to the Corporate Governance Guideline to introduce a reduced two-year (from five-year) extension period to the 10-year director term limit.

Oversight of Board Effectiveness
•
Monitored and evaluated the effective operation of the board and its committees, including the allocation of activities between committees.

•
Reviewed the effectiveness of management reports to the board and committees and continued to enhance reporting to drive transparency, accountability and allow more time for meaningful discussion and evaluation at meetings.

•
Conducted the annual assessment of the board, its committees and their chairs, and of individual directors.

•
Received and reported to the full board on management’s report on global regulatory developments and industry developments in respect of corporate governance.

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Main Responsibilities	Actions Taken
Corporate and Subsidiary Governance
•
Received reports and engaged with management in consideration and approval of recommendations related to a robust corporate governance refresh project.

•
Received reports and engaged with management on the internal audit of the bank’s corporate and subsidiary governance policies and practices.

•
Implemented additional reporting from the chairs of the boards of TD Bank US Holding Company (TDBUSH) and TD Group US Holdings LLC (TDGUS) to the corresponding bank committees.

•
Evaluated a report from the Board Chair on his frequent touchpoints and annual meeting with the lead independent director of the bank’s U.S. banking subsidiaries.

•
Reviewed the linkages between the bank’s board and the boards of directors of the bank’s U.S. banking subsidiaries, including management’s report on the effectiveness of the subsidiary governance control framework.

•
Oversaw a report on proposed enhancements to the oversight of the bank’s U.S. subsidiaries operations, including the delineation of roles, responsibilities and decision-making rights.

•
Reviewed and endorsed the establishment of new board committees for the bank’s U.S. subsidiaries, including a corporate governance committee for TDGUS, and a technology committee for TDGUS and TDBUSH and the associated committee mandates.

•
Reviewed and provided input on the Board Composition Skills matrices for TDGUS and TDBUSH directors, together with associated tenures to consider renewal and succession planning for directors of TDGUS and TDBUSH and, together with the chair of the boards of TDGUS and TDBUSH and its lead independent director, engaged with independent external consultants on director recruitment.

•
Considered and endorsed the appointment of Mr. Stan Grayson as chair of the corporate governance committee for TDGUS and Mr. Ayman Antoun as chair of the technology committee for TDGUS and TDBUSH.

•
Coincident with the bank’s AML-related enforcement resolutions (resolution commitments):

–
Considered board- and committee-level oversight responsibilities pertaining to the resolution commitments.

–
Identified and recommended to the board independent external advisors to conduct a review of the effectiveness of the bank’s corporate governance and determined the scope and terms of the review.

–
Recommended to the board the establishment of a new remediation committee to oversee compliance and implementation of sustainable corrective actions by the bank and its subsidiaries, aligned with requirements of the resolution commitments.

–
Endorsed the re-naming of the TDBUSH BSA/AML committee to the compliance committee to oversee compliance with the resolution commitments.

•
Oversaw the implementation of governance enhancements that align with the priorities outlined in the corporate governance refresh project, promoting a unified approach and commitment to accountability, engagement and oversight, including minute practices, management reports and the use of in-cameras/executive sessions.

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Main Responsibilities	Actions Taken
Purpose and Sustainability Matters
•
Received and reviewed updates on the bank’s sustainability strategy, reporting and performance.

•
Received and evaluated updates on the bank’s social strategy, including new targets and related disclosures.

•
Received and reviewed an update on the structure and key elements of the bank’s climate action report.

•
Monitored stakeholder feedback, evolving industry standards and impacts to disclosures, and governance developments.

•
Monitored ESG-related risks and opportunities, including receiving presentations on stakeholder feedback, governance developments and ESG materiality assessments.

Stakeholder Engagement
•
Oversaw, and in some cases participated in, engagement by directors and management with shareholders and other stakeholders and interested parties on a range of topics, including CEO succession, the U.S. AML investigations resolution, sustainability and governance-related matters.

•
Reviewed and considered shareholder proposals received by the bank and oversaw the related engagement process.

Oversight of Conduct Risk, Ethical Behaviour and Enterprise Complaints
•
Received and deliberated regular reports from Enterprise Conduct Risk including a review of conduct risk metrics, alleged Code breaches, and conduct risk complaints.

•
Received regular reports from Enterprise Customer Experience and Insights, including the Senior Customer Complaints Office, and engaged with management on the bank’s customer complaints, operational metrics and related action plans.

•
Received regular reports from and engaged with the bank’s Chief Compliance Officer, on topics including the bank’s compliance with the FCPF and the bank’s complaint-handling procedures.

Regulatory Requirements and Supervisory Expectations for Boards of Directors
•
Monitored the work of committees with respect to regulators and supervisory authorities’ expectations of the bank, including in respect of cadence and content of management reporting, executive sessions, minutes and regulatory engagement.

132   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

REPORT OF THE AUDIT COMMITTEE
Committee Members (at fiscal year-end)
Nancy G. Tower* (chair); Ayman Antoun; Brian C. Ferguson*; Keith G. Martell*; S. Jane Rowe*; and Mary A. Winston* (*audit committee financial experts)
Committee Members (at April 10, 2025)
Assuming the election or re-election of the bank’s director nominees at the meeting, the audit committee as at April 10, 2025 is expected to be reconstituted as follows:
Nancy G. Tower* (chair); Elio R. Luongo; Nathalie M. Palladitcheff; S. Jane Rowe*; Mary A. Winston*; and Paul C. Wirth (*audit committee financial experts)
Independence The committee is composed entirely of independent directors	Meetings 10 during fiscal 2024, including two joint sessions with the risk committee (the shareholders’ auditor attended all meetings)	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2024
Responsibilities
The audit committee is responsible for supervising the quality and integrity of the bank’s financial reporting, which includes overseeing the integrity of the bank’s financial controls and the effectiveness of the internal and external audit functions, compliance and anti-money laundering matters. Members of the committee are expected to be financially literate or willing and able to acquire the necessary knowledge quickly, and at least one member must be an audit committee financial expert, as defined in applicable regulatory requirements. The committee’s main responsibilities, as set out in its charter, include:

✓
overseeing reliable, accurate and clear financial reporting to shareholders;

✓
overseeing the effectiveness of internal controls, including internal control over financial reporting;

✓
recommending to the board the appointment of the shareholders’ auditor for approval by the shareholders and the compensation and terms of engagement of the shareholders’ auditor for approval by the board;

✓
overseeing the work of the shareholders’ auditor  —  including requiring the shareholders’ auditor to report directly to the committee;

✓
reviewing reports from the shareholders’ auditor, Chief Financial Officer, Chief Auditor, Chief Compliance Officer, and Chief Anti-Money Laundering Officer, and evaluating the effectiveness and independence of each;

✓
overseeing the establishment and maintenance of policies and programs reasonably designed to achieve and maintain the bank’s compliance with the laws and regulations that apply to it; and

✓
acting as the audit committee for certain subsidiaries of the bank that are federally-regulated financial institutions.

At each meeting, the committee meets without members of management present, and on a regular basis, meets separately with the shareholders’ auditor, the Chief Executive Officer, the Chief Financial Officer, the Chief Risk Officer, the General Counsel, the Chief Auditor, the Chief Compliance Officer, and the Chief Anti-Money Laundering Officer.
Past Year Highlights and Actions Taken
During the past year, the audit committee oversaw the implementation of enhancements to the bank’s overall internal controls as well as the internal audit and compliance functions, including those related to anti-money laundering. These enhancements are aimed at ensuring the bank continues to identify and remediate operational control weaknesses and that there are robust internal audit and compliance programs that not only satisfy regulatory expectations but also create a stronger foundation for future innovation and growth. In carrying out its responsibilities, the committee particularly focused on the following:
THE TORONTO-DOMINION BANK  PROXY CIRCULAR   133

Main Responsibilities	Actions Taken
Oversight of Internal Controls and Internal Audit
•
Reviewed and approved the internal audit risk assessment methodology and results.

•
Reviewed and approved the annual internal audit plan and related resourcing to ensure that the plan is appropriate, risk-based and is aligned with the risk profile of the bank and stakeholder expectations, and approved any significant changes to the annual plan.

•
Received and discussed regular updates on significant changes to internal audit policies and improvement plans and approved internal audit performance objectives.

•
Reviewed and discussed reports from the bank’s Chief Auditor on the effectiveness of overall internal controls, including controls over financial reporting and anti-money laundering.

•
Reviewed and discussed reports from the bank’s Chief Auditor on status of the bank’s remediation of significant issues, including regulatory findings.

•
Received and considered regular updates from the bank’s U.S. Chief Auditor.

•
Received and discussed regular updates from the bank’s Chief Auditor on the performance of the internal audit function inclusive of the status of internal and external reviews and regulatory findings owned by internal audit, including those related to anti-money laundering.

•
Evaluated the independence and performance of the bank’s Chief Auditor and overall internal audit function.

•
Received and reviewed reports from the shareholders’ auditor, Chief Financial Officer, Chief Auditor, Chief Compliance Officer, and Chief Anti-Money Laundering Officer, and evaluated the effectiveness and independence of each such auditor or officer.

•
Jointly with the risk committee, received and oversaw an update on the bank’s remediation efforts related to its U.S. BSA / AML compliance program.

Oversight of Shareholders’ Auditor
•
Received and assessed regular updates from the shareholders’ auditor on the status of their review and reporting relating to the effectiveness of the bank’s internal control over financial reporting.

•
Oversaw the work of the shareholders’ auditor related to areas of significant audit risk in accounts or disclosures that are material to the consolidated financial statements and involve especially challenging, subjective or complex judgments.

•
Conducted an annual review of the independence and objectivity of the shareholders’ auditor, the quality of the engagement team, the quality of the engagement team’s communications and interactions with the auditor, and the quality of service provided by the shareholders’ auditor.

•
Reviewed and considered updates on the action plans resulting from the annual review, including updates on the audit quality indicators incorporated into the 2024 auditor assessment report.

•
Reviewed and recommended to the board for approval the shareholders’ auditor, recommended for reappointment by the bank’s shareholders at the meeting.

•
Reviewed the annual independence report of the shareholders’ auditor.

•
Reviewed the 2024 Canadian Public Accountability Board Interim Inspections results.

•
Pre-approved all engagements with the shareholders’ auditor (including any audit and non-audit services).

•
Reviewed updates from the shareholders’ auditor on auditing and regulatory developments globally affecting auditors and their impact on the bank, including the shareholders’ auditor’s governance standards in audit quality.

•
Participated in a site visit of the shareholders’ auditor to hear about updates on finance modernization and observe their digital audit approach and tools.

134   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Main Responsibilities	Actions Taken
Finance and IFRS, Financial Reporting
•
Reviewed and approved the finance team’s financial plan, including strategic priorities.

•
Reviewed and recommended to the board for approval the financial results of the bank on a quarterly basis and as at the fiscal year end.

•
Received and discussed regular updates from the finance team on the bank’s significant accounting policies, significant qualitative and quantitative judgments in accounting policies and estimates, and significant changes to financial statement disclosures.

•
Received and evaluated updates on key controls and processes to ensure that financial reporting is reliable and accurate.

•
Oversaw the provisions taken and disclosures made with respect to various legal and regulatory matters, such as the resolution of the U.S. AML investigations.

•
Received regular updates from the General Counsel on legal and regulatory developments, including regulatory investigations and developments in respect of civil claims against the bank.

•
Received updates on tax and related regulatory matters from the Head of Tax.

•
Oversaw the bank’s annual and quarterly financial reporting process, including the bank’s reporting under IFRS.

•
Oversaw the reporting of certain of subsidiaries of the bank that are federally regulated financial institutions.

•
Participated in various education sessions with members of the finance team and jointly with the risk committee.

•
Received regular updates from the chair of the TDBUSH and TDGUS audit committees on significant regulatory and governance matters.

Compliance
•
Received and discussed reports on the Enterprise Regulatory Compliance Management Framework.

•
Reviewed and approved the global compliance department’s annual plan, including its budget, resources and strategic priorities.

•
Reviewed and discussed reports prepared by the Chief Compliance Officer, including with regard to reports by regulators and supervisory authorities related to the compliance department and the bank's regulatory compliance management program.

•
Reviewed and discussed reports on the bank’s compliance with applicable laws and regulations.

Financial Crimes Risk Management (“FCRM”)
•
Reviewed and approved the FCRM department’s annual plan, including its budget, resources and strategic priorities.

•
Reviewed and discussed reports prepared by the Chief Anti-Money Laundering Officer for the committee, including with regard to reports by supervisory authorities related to the FCRM program, and on the design and operation of the FCRM program.

•
Received updates on AML remediation activities form the Chief Anti-Money Laundering Officer and the U.S. Bank Secrecy Act (BSA) Officer.

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Main Responsibilities	Actions Taken
Resource and Talent Management
•
Reviewed and assessed succession plans, performance goals and assessments of effectiveness of the Chief Financial Officer, Chief Auditor, Chief Compliance Officer and Chief AML Officer.

•
Conducted and reviewed assessments of the effectiveness of the finance, internal audit, compliance and AML functions.

•
Oversaw the recruitment and retention of leaders with proven expertise in Financial Crime Risk and related areas.

•
Reviewed talent pipeline to ensure adequate succession plans for the bank’s senior finance talent.

•
Reviewed and approved incremental resourcing plans and staffing for internal audit, compliance and AML functions.

•
Participated in various interaction sessions with the functional leadership teams to promote continued engagement and positive relationships.

Legal & Regulatory Compliance
•
Reviewed reports from the General Counsel and oversaw strategy regarding all significant litigation and regulatory enforcement matters.

•
Reviewed provisions and reasonable possible losses taken in respect of legal and regulatory proceedings.

•
Reviewed proposed disclosure related to legal and regulatory matters.

•
Attended an enhanced education session on procedures for disclosure of material legal and regulatory matters.

•
Reviewed amendments to the bank’s Litigation Management Framework to enhance metrics, escalation, reporting and cross function collaboration across the bank’s control functions, and clarify roles and responsibilities across the business and corporate office in relation to management of issues ancillary to legal and regulatory proceedings.

•
Received reports from the chair of the TDBUSH and TDGUS audit committee in respect of significant issues in the U.S. operations within the mandate of the committee.

For further information on the audit committee, see the discussion under the heading “Pre-Approval Policies and Shareholders’ Auditor Service Fees” in the bank’s 2024 annual information form (www.sedarplus.ca or www.td.com/investor/other.jsp).
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REPORT OF THE RISK COMMITTEE
Committee Members (at fiscal year-end)
Amy W. Brinkley (chair); Ayman Antoun; Cherie L. Brant; Colleen A. Goggins; Karen E. Maidment; Keith G. Martell; Nancy G. Tower; and Ajay K. Virmani
Committee Members (at April 10, 2025)
Assuming the election or re-election of the bank’s director nominees at the meeting, the risk committee as at April 10, 2025 is expected to be reconstituted as follows:
Keith G. Martell (chair); Ayman Antoun; Ana Arsov; Cherie L. Brant; Elio R. Luongo; Nancy G. Tower; and Ajay K. Virmani
Independence The committee is composed entirely of independent directors	Meetings 10 during fiscal 2024 (including two joint sessions with the audit committee, one joint session with the human resources committee)	Performance The committee reviewed its charter and is satisfied that it has fulfilled its responsibilities for fiscal 2024
Responsibilities
The risk committee is responsible for overseeing the management of the bank’s risk profile and approving enterprise-wide risk management frameworks and policies that support compliance with the bank’s risk appetite and reinforce the bank’s risk culture. The committee’s main responsibilities, as set out in its charter, include:

✓
approving the Enterprise Risk Framework (ERF) and related risk category frameworks and policies that establish the appropriate approval levels for decisions and other measures to manage risk to which the bank is exposed;

✓
reviewing and recommending the bank’s Enterprise Risk Appetite Statement for approval by the board;

✓
overseeing the bank’s major risks as set out in the ERF;

✓
reviewing the bank’s risk profile and performance against its Risk Appetite; and

✓
providing a forum for analysis of an enterprise view of risk, including consideration of trends, and current and emerging risks.

The committee meets regularly without members of management present, and separately with each of the Chief Executive Officer and the Chief Risk Officer without other members of management present. The committee, together with the full board of directors, remains focused on providing strategic counsel and fostering substantive dialogue with management on risk matters.
Past Year Highlights and Actions Taken
In carrying out its responsibilities, the committee focused on stewarding the bank in building a robust risk control environment, and promoting a culture of continuous improvement, ownership and accountability. The committee undertook a series of actions this year in carrying out its mandate and in response to the renewal demanded by the global resolution of the bank’s U.S. AML matter. Among other initiatives outlined below, the committee approved management’s enhancements to the bank’s risk management framework including: introducing additional risk appetite metrics, including in respect of Financial Crimes, People, Insider and Liquidity Risk management; jointly with the audit committee, overseeing an update on the bank’s remediation efforts related to its U.S. BSA / AML compliance program; and enhancing oversight of the bank’s enterprise risk issues and progress updates on related remediation initiatives.
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Main Responsibilities	Actions Taken
Enterprise Risk Framework and Risk Appetite Process
•
Reviewed and approved the bank’s ERF, which continues to further strengthen and integrate the bank’s risk appetite statement across the enterprise, and enhance the bank’s risk culture and organizational understanding of how the bank views risk, its risk tolerances and mitigation and escalation requirements.

•
Reviewed and provided input throughout the year on the updates and proposed enhancements to the bank’s risk appetite statement prior to recommending the revised risk appetite statement to the board for approval. This included a mid-year update on new measures for areas of heightened risk, such as Financial Crimes Risk, that were subsequently approved by the board.

•
Reviewed Risk Management’s regular reporting and annual assessment of the bank’s risk performance against its risk appetite statement as a key consideration in the decision-making process for senior management compensation.

•
Oversaw the further enhancement of risk frameworks for several of the bank’s major risk categories.

•
Introduced additional Risk Appetite metrics to support the assessment of performance against the risk appetite statement (including additional metrics for Financial Crimes Risk management).

Governance, Risk and Control
•
Received and engaged in comprehensive presentations on cybersecurity, including updates on the constantly evolving cyber landscape and the bank’s enhancements to its threat readiness and operational resilience program.

•
Received and considered reporting on the impacts of current geopolitical events, enhancements to controls and third-party cyber risk management.

•
Reviewed management updates and reporting on top risks, including Financial Crimes Risk, AML remediation execution risk, people risk, regulatory risk, reputational risk, strategic risk, geopolitical risks, operational risks, including people, talent and culture risk, data risk, fraud risk and insider risk, technology risk, third party risk, market and liquidity risk, model risk and artificial intelligence (AI), including risks and controls with respect to generative AI, emerging technologies and environmental, social and governance risks, including climate change.

•
Received and discussed updates on progress of the TD Cowen (formerly Cowen Inc.) integration.

•
Reviewed and approved the bank’s recovery and resolution plans and received reporting on related testing activities.

•
Received reports and engaged in discussions with executives from each of the bank’s primary business segments covering the businesses’ growth strategies, and management’s oversight of key risks, challenges, and mitigating actions.

•
Reviewed and approved the delegation of risk and credit limits to management.

•
Received updates and deliberated regarding risks associated with the bank’s subsidiary governance related to jurisdictional accountabilities and decision-making authorities.

Emerging Risks
•
Reviewed emerging risk updates in enterprise risk dashboard reporting and discussed, among other things, pressures on deposits, liquidity and funding, geopolitical risks, including results of stress tests related to specific geopolitical risk scenarios.

•
Received and evaluated externally prepared updates on the risks associated with the rise of private credit.

138   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Main Responsibilities	Actions Taken
Risk Culture
•
Received reports on and remained focused on ensuring the bank supports a culture which continues to promote self-identification of risks and issues, sustained improvement, ownership and accountability, escalating and promptly resolving issues, learning from past experiences, and encouraging open communication and transparency on all aspects of risk taking.

Risk Appetite Activities and Outcomes
•
Reviewed presentations on risk management activities, including reports on compliance with risk management policies and limits; regulatory updates; the results of enterprise stress testing to identify and assess bank-specific risks, risk tolerances and support strategic decisions; and an in-depth review of the bank’s credit portfolio, including counterparty credit risk.

•
Received and reviewed management presentations on issues of specific relevance, such as Financial Crimes Risk, environmental and social risks (including climate change), operational resilience, regulatory compliance and conduct risk, insider threat management and insider risk programs, data management, data quality and data governance risk, fraud risk, third-party risk, and risk and control event identification, and benchmarking results, maturity assessments, and related remediation activities.

•
Jointly with the audit committee, received updates on management’s technology and cybersecurity program and oversight of same.

•
Received comprehensive credit, capital and liquidity risk updates, including asset concentration limits, commercial real estate, recession readiness, and current market events.

•
Received progress updates on significant enterprise projects, initiatives and related risk assessment processes.

•
Reviewed updates on Treasury and Balance Sheet Management, trading and non-trading market risk, liquidity risk, and related activities.

•
Jointly with the audit committee, received and oversaw an update on the bank’s remediation efforts related to its U.S. BSA/AML compliance program.

•
Participated in a joint session with the human resources committee to obtain information to appropriately consider risk when determining year-end variable compensation pools for executives and the funds available for other material incentive plans.

•
Assessed the effectiveness of Risk Management and the adequacy of its annual budget and resource plan, and approved its mandate.

•
Received a mid-year update on the fiscal 2024 Budget and Resource Plan.

•
Assessed the effectiveness of the Chief Risk Officer and approved his mandate.

Risk Management Reports
•
Reviewed and evaluated the quarterly enterprise risk dashboards, which include reporting on the bank’s top and emerging risks and performance against its risk appetite.

•
Received updates on the management of and significant exposures relating to the bank’s major risk categories, and other topical updates.

•
Reviewed the quarterly Issues Remediation Dashboard introduced this past year, which includes reporting on the bank’s enterprise view of issues and progress updates on related remediation initiatives.

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SHAREHOLDER INQUIRIES
For information on voting your common shares at the meeting, see the “Voting Information” section in this circular. For other inquiries, see the contact information set out below.
If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports
Transfer Agent
TSX Trust Company
301 – 100 Adelaide Street West,
Toronto, ON, M5H 4H1
1-800-387-0825 (Canada or U.S. only)
   or 416-682-3860
Facsimile: (for general inquiries) 1-888-249-6189
or (for sending proxies) 416-595-9593
Email: shareholderinquiries@tmx.com or
www.tsxtrust.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials, or stopping (or resuming) receiving annual and quarterly reports
Co-Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
   or
Computershare Trust Company, N.A.
150 Royall Street
Canton, MA 02021
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Shareholders outside of U.S.: 201-680-6578
TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com/investor

Beneficially own TD shares that are held in the name of an intermediary	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary
Annual and Quarterly Reports and Voting Results
Beneficial owners who wish to have quarterly financial statements of the bank for the next year delivered to them must complete and return the enclosed Request for Quarterly Reports; registered shareholders must mark the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. To access the bank’s quarterly reports to shareholders as soon as they are released, please go to the Investor Relations section of the bank’s website on the day of release (www.td.com/investor/qr2025.jsp). Registered shareholders may cease to receive hard copies of the bank’s annual reports, containing the bank’s annual financial statements and annual MD&A, by marking the annual report waiver box at the bottom of the form of proxy. You will not receive a hard copy of an annual report if you mark the annual report waiver box at the bottom of the form of proxy; otherwise, a hard copy of the annual report will continue to be sent to you.
If you wish to view a copy of the voting results from the meeting, you may find them on the bank’s website (www.td.com/annual-meeting/2025) or on www.sedarplus.ca or www.sec.gov. You may also contact TD Shareholder Relations for a printed copy to be mailed to you.
For all other shareholder inquiries including voting assistance:	To communicate directly with independent directors:

Please contact TD Shareholder Relations,
•
By phone at 416-944-6367 or 1-866-756-8936

•
By mail to:

The Toronto-Dominion Bank
c/o TD Shareholder Relations
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
•
By email to tdshinfo@td.com

Alternatively, you may also contact Laurel Hill Advisory,
•
By phone Toll Free at 1-877-452-7184 (416-304-0211 outside North America)

•
By email at assistance@laurelhill.com

You may contact the independent directors through the
Board Chair,
•
By mail to:

Mr. Alan N. MacGibbon
Board Chair
The Toronto-Dominion Bank
P.O. Box 1, Toronto-Dominion Centre
Toronto, Ontario M5K 1A2
•
By email c/o TD Shareholder Relations to tdshinfo@td.com

Emails addressed to Mr. MacGibbon expressing an interest in communicating directly with the independent directors via the Board Chair will be communicated to Mr. MacGibbon.

140   THE TORONTO-DOMINION BANK  PROXY CIRCULAR

Caution Regarding Forward-Looking Statements
From time to time, the bank makes written and/or oral forward-looking statements, including in this circular, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (“SEC”), and in other communications. In addition, representatives of the bank may make forward-looking statements orally to analysts, investors, the media, and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements in this circular include, but are not limited to, statements relating to the expected timing and business of the annual meeting of shareholders, the bank’s approach to compensation, the bank’s financial projections and objectives, the bank’s anticipated board and committee governance, the bank’s strategies and approach and underlying assumptions to addressing environmental, social and governance (ESG) matters, the bank’s 2024 Sustainability Report, the bank’s U.S. BSA/AML remediation and risk management programs and strategies, and statements made in the enclosed letters to shareholders. Forward-looking statements also include, but are not limited to, statements made in this document, 2024 MD&A in the Bank’s 2024 Annual Report under the heading “Economic Summary and Outlook”, under the headings “Key Priorities for 2025” and “Operating Environment and Outlook” for the Canadian Personal and Commercial Banking, U.S. Retail, Wealth Management and Insurance, and Wholesale Banking segments, and under the heading “2024 Accomplishments and Focus for 2025” for the Corporate segment, and in other statements regarding the bank’s objectives and priorities for 2025 and beyond and strategies to achieve them, the regulatory environment in which the bank operates, and the bank’s anticipated performance.
Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “intend”, “achieve”, “seek”, “strive”, “estimate”, “plan”, “goal”, “target”, “may”, “aim” and “could” and similar expressions. By their very nature, these forward-looking statements require the bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, ESG, and regulatory environments, such risks and uncertainties — many of which are beyond the bank’s control and the effects of which can be difficult to predict — may cause actual results to differ materially from the expectations expressed in the forward-looking statements.
Risk factors that could cause, individually or in the aggregate, such differences include: strategic, credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), operational (including technology, cyber security, process, systems, data, third-party, fraud, infrastructure, insider and conduct), model, insurance, liquidity, capital adequacy, legal and regulatory compliance (including financial crime), reputational, environmental and social, and other risks. Examples of such risk factors include general business and economic conditions in the regions in which the bank operates (including the economic, financial, and other impacts of pandemics); geopolitical risk; inflation, interest rates and recession uncertainty; regulatory oversight and compliance risk; risks associated with the bank’s ability to satisfy the terms of the global resolution of the civil and criminal investigations into the bank’s U.S. BSA/AML program; the impact of the global resolution of the civil and criminal investigations into the bank’s U.S. BSA/AML program on the bank’s businesses, operations, financial condition, and reputation; the ability of the bank to execute on long-term strategies, shorter-term key strategic priorities, including the successful completion of acquisitions and dispositions and integration of acquisitions, the ability of the bank to achieve its financial or strategic objectives with respect to its investments, business retention plans, and other strategic plans; technology and cyber security risk (including cyber-attacks, data security breaches or technology failures) on the bank’s technologies, systems and networks, those of the bank’s customers (including their own devices), and third parties providing services to the bank; data risk; model risk; fraud activity; insider risk; conduct risk; the failure of third parties to comply with their obligations to the bank or its affiliates, including relating to the care and control of information, and other risks arising from the bank’s use of third-parties; the impact of new and changes to, or application of, current laws, rules and regulations, including without limitation consumer protection laws and regulations, tax laws, capital guidelines and liquidity regulatory guidance; increased competition from incumbents and new entrants (including fintechs and big technology competitors); shifts in consumer attitudes and disruptive technology; environmental and social risk (including climate-related risk); exposure related to litigation and regulatory matters; ability of the bank to attract, develop, and retain key leaders and talent; changes in foreign exchange rates, interest rates, credit spreads and equity prices; downgrade, suspension or withdrawal of ratings assigned by any rating agency, the value and market price of the bank’s common shares and other securities may be impacted by market conditions and other factors; the interconnectivity of Financial Institutions including existing and potential international debt crises; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the bank; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events.
The bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the bank’s plans, performance or results. For additional information, please refer to the
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“Caution Regarding Forward-Looking Statements” and “Risk Factors and Management” sections of the 2024 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any events or transactions discussed under the headings “Significant Events” or “Significant and Subsequent Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, should be considered carefully when making decisions with respect to the bank. The bank cautions readers not to place undue reliance on the bank’s forward-looking statements.
Any forward-looking statements contained in this circular represent the views of management only as of the date hereof and are presented for the purpose of assisting the bank’s shareholders and analysts in understanding the bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.
142   THE TORONTO-DOMINION BANK  PROXY CIRCULAR